
13000486

SENESCO TECHNOLOGIES, INC.

ANNUAL REPORT 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to ____________

Commission file number: **001-31326**

SENESCO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**84-1368850**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

721 Route 202/206, Suite 130, Bridgewater, New Jersey	**08807**
(Address of principal executive offices)	(Zip Code)

(908) 864-4444
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share.	**NYSE MKT**

Securities registered under Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act . Yes ____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ____ Accelerated filer ____

Non-accelerated filer ___ Smaller reporting company _X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No __X__

As of December 31, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $17,813,515, based on the closing sales price as reported on the NYSE MKT on that date.

The number of shares outstanding of each of the registrant's classes of common stock, as of September 15, 2012:

Class	Number of Shares
Common Stock, $0.01 par value	116,753,185
Preferred Stock, $0.01 par value	995

TABLE OF CONTENTS

PART I

Item 1. Business.

Our Business

The primary business of Senesco Technologies, Inc., a Delaware corporation incorporated in 1999, and its wholly-owned subsidiary, Senesco, Inc., a New Jersey corporation incorporated in 1998, collectively referred to as "Senesco," "we," "us" or "our," is to utilize our patented and patent-pending technology related to certain genes, primarily eukaryotic translation initiation Factor 5A, or Factor 5A, and deoxyhypusine synthase, or DHS, and related technologies for human therapeutic applications to develop novel approaches to treat cancer and inflammatory diseases.

For agricultural applications, we have licensed applications of the Factor 5A, DHS and Lipase platforms to enhance the quality, productivity and stress resistance of fruits, flowers, vegetables, agronomic and biofuel feedstock crops through the control of cell death, referred to herein as senescence, and growth in plants.

Human Therapeutic Applications

We believe that our Factor 5A gene regulatory technology could have broad applicability in the human therapeutic field, by either inducing or inhibiting programmed cell death, also known as apoptosis, which is the natural process the human body goes through in order to eliminate redundant or defective cells. Inducing apoptosis is useful in treating cancer where the defective cancer cells have failed to respond to the body's natural apoptotic signals. Conversely, inhibiting apoptosis may be useful in preventing, ameliorating or treating an exaggerated, acute immune response in a wide range of inflammatory and ischemic diseases attributable to or aggravated by premature apoptosis.

SNS01-T for Multiple Myeloma

We have developed a therapeutic candidate, SNS01-T, an improved formulation of SNS01, for the potential treatment of multiple myeloma and non-Hodgkin B-cell lymplomas. SNS01-T utilizes our Factor 5A technology and comprises two active components: a DNA plasmid, or pDNA, expressing human eIF5A containing a lysine to arginine substitution at amino acid position 50, or $eIF5A_{K50R}$, and a small inhibitory RNA, or siRNA. These two components are combined in a fixed ratio with a polymer, polyethyleneimine, or PEI, which enables self-assembly of the DNA and RNA into nanoparticles with demonstrated enhanced delivery to tissues and protection from degradation in the blood stream. Under the control of a B cell selective promoter, SNS01-T's DNA plasmid up-regulates the apoptotic pathways within cancer cells by preferentially expressing the stable arginine form of the Factor 5A death message in target cells. The siRNA, by silencing the eIF5A gene, reduces expression of the hypusine form of Factor 5A that supports cell survival and proliferation. The silencing of the eIF5A gene by an eIF5A siRNA also down-regulates anti-apoptotic proteins, such as NFkB, ICAM and pro-inflammatory cytokines, which protect malignant cells from apoptosis and promote cell growth in multiple myeloma. The PEI, a cationic polymer, promotes auto-assembly of a nanoparticle with the other two components for intravenous delivery and protects the combination from degradation in the bloodstream until it is taken up by the tumor cell, where the siRNA and DNA plasmid are released.

We have performed efficacy, toxicological and dose-finding studies *in vitro* in non-human and human cells and *in vivo* in mice with SNS01. Our efficacy studies in severe combined immune-deficient, or SCID, mice with subcutaneous human multiple myeloma tumors tested SNS01 dose ranging from 0.15 mg/kg to 1.5 mg/kg. In these studies, mice treated with a dose of either 0.75 mg/kg or 1.5 mg/kg both showed, compared to relevant controls, a 91% reduction in tumor volume and a decrease in tumor weight of 87% and 95%, respectively. For mice that received smaller doses of either 0.38 mg/kg or 0.15 mg/kg, there was also a reduction in tumor volume of 73% and 61%, respectively, and weight of 74% and 36%, respectively. All SNS01 treated mice survived. This therapeutic dose range study provided the basis for a non-good laboratory practices, or GLP, 8-day maximum tolerated dose study in which normal mice received two intravenous doses of increasing amounts of SNS01 (from 2.2 mg/kg). Body weight, organ weight and serum levels of liver enzymes were used as clinical indices to assess toxicity. A dose between 2.2 mg/kg and 2.9 mg/kg was well tolerated with respect to these clinical indices, and the survival rate at 2.9 mg/kg was 80%. Mice receiving above 2.9 mg/kg of SNS01 showed evidence of morbidity and up to 80% mortality. The 2.9 mg/kg threshold was therefore determined to be the maximum tolerated dose in mice in this study. We have also completed our pivotal GLP toxicology studies in mice and dogs, employing SNS01-T, an improved formulation of SNS01, and have an open investigational new drug application, or IND, with the United States Food and Drug Administration, or FDA. We have also been granted orphan drug status for SNS01-T by the FDA for the potential treatment of multiple myeloma, mantle cell lymphoma and diffuse large B-cell lymphoma.

We are conducting a Phase 1b/2a clinical study with SNS01-T in multiple myeloma patients. The clinical study is an open-label, multiple-dose, dose-escalation study, which is evaluating the safety and tolerability of SNS01-T when administered by intravenous infusion to relapsed or refractory multiple myeloma patients. The study design calls for four cohorts of three to six patients each. Patients in each cohort will receive twice-weekly dosing for six weeks followed by up to a four-week safety data review period before escalating to a higher dose level in the next cohort. While the primary objective of the initial study is to evaluate safety and tolerability, the effect of SNS01-T on tumor response will also be evaluated using multiple, well-established criteria including measurement of the monoclonal protein, or M-protein. We have selected Mayo Clinic, University of Arkansas for Medical Sciences and the Randolph Cancer Center at West Virginia University as our clinical sites. The study is open and we have completed our first cohort. The results of the first cohort showed that SNS01-T was safe and well tolerated and met the criteria for Stable Disease in 2 of the 3 evaluable patients. We are now treating patients in the second cohort.

We have demonstrated in human multiple myeloma cell lines that there may be an additional benefit to combining SNS01-T with other approved myeloma drugs, such as bortezomib and lenalidomide. We have shown, in vitro, that these drugs are up to forty (40) times more effective in inhibiting cell growth when used in combination with SNS01-T. These results further reinforce the significance of our target and will guide us in designing future clinical studies. We have demonstrated that a high level of tumor eradication in a mouse model of human multiple myeloma was achieved with a combination of SNS01-T and lenalidomide. While SNS01-T alone performed well by completely eliminating tumors in 40% of the animals, complete tumor eradication was achieved in five out of six or 83% of the treated animals that received SNS01-T combined with the optimal study dose of lenalidomide. This effect lasted throughout 6 weeks of observation after the end of treatment. Neither dose of lenalidomide used alone eliminated tumors in any of the treated mice. Most recently, we have demonstrated the benefits of combining SNS01-T with bortezomib. In a mouse model of human multiple myeloma, SNS01-T as a monotherapy achieved 59% tumor growth inhibition, which exceeded that of bortezomib alone at either the 0.2 mg/kg dose (22% inhibition) or at the 0.5 mg/kg dose (39% inhibition). However, the combination of SNS01-T with 0.5 mg/kg of bortezomib resulted in 89% tumor inhibition, which was significantly more effective than either SNS01-T or bortezomib alone.

SNS01-T for other B-cell cancers

We have demonstrated in mice that we can inhibit the growth of both human mantle cell and diffuse large B-cell lymphoma in a dose-dependent manner.

We have also demonstrated that the combination of lenalidomide and SNS01-T performs better than either treatment alone in mouse xenograft models of human mantle cell lymphoma. When SCID mice, implanted with an aggressive human mantle cell lymphoma cell line (JVM2), were treated with either 15 mg/kg lenalidomide (5 times weekly by intra-peritoneal injection) or 0.375 mg/kg SNS01-T (twice weekly by intravenous injection) there was a growth delay of 4 days and 14 days, respectively. Mice treated with a combination of both drugs using the same dose levels and dosing regimens exhibited a tumor growth delay of 27 days (p value = 0.0008).

The median survival of mice treated with control nanoparticles was 21 days. Mice treated with lenalidomide or SNS01-T had a median survival of 28 days (33 % increase) and 37 days (76 % increase), respectively. Mice treated with the drug combination had a median survival of 52 days, an increase in survival of 148 %. Survival analysis using the Kaplan-Meier method revealed that treatment of mice with the drug combination resulted in statistically significant increases in survival compared to both SNS01-T (p value = 0.002) and lenalidomide (p value = 0.007) alone. We believe that the results of these studies not only support moving forward in multiple myeloma, but also support extending our clinical evaluation of SNS01-T in other B-cell cancers.

We may consider other human diseases in order to determine the role of Factor 5A and SNS01-T.

We may further expand our research and development program beyond the initiatives listed above to include other diseases and research centers.

Human Therapeutic Target Markets

We believe that our eIF5A platform technology may have broad applicability in the human therapeutic field, by either inducing or inhibiting apoptosis. Inducing apoptosis may be useful in treating certain forms of cancer where tumor cells do not respond to immune system signals to undergo apoptosis. Inhibiting apoptosis may be useful in preventing or treating a wide range of inflammatory and ischemic diseases attributed to premature apoptosis, including diabetes, diabetic retinopathy and lung inflammation.

We have advanced our research in multiple myeloma and are conducting a Phase 1b/2a clinical trial, and may select additional human therapeutic indications to investigate in clinical trials. We believe that the success of our future operations will likely depend on our ability to transform our research and development activities into commercial applications.

Human Therapeutic Research Program

Our human therapeutic research program, which consists of pre-clinical *in-vitro* and *in-vivo* experiments designed to assess the role and mode of action of Factor 5A in human diseases and a phase 1a/2b clinical trial, is being performed by approximately eleven (11) third party researchers, at our direction, at Criterium, the University of Waterloo and other facilities. Additionally, we outsource certain projects, such as our clinical trial, to other third party research organizations.

Our research and development expenses incurred on human therapeutic applications were approximately $2,286,511, or 89%, of our total research and development expenses for the year ended June 30, 2012.

Our research and development expenses incurred on human therapeutic applications were approximately $3,253,253, or 87%, of our total research and development expenses for the year ended June 30, 2011.

Our research and development expenses incurred on human therapeutic applications were approximately $2,083,787, or 79%, of our total research and development expenses for the year ended June 30, 2010.

Since inception, the proportion of our research and development expenses on human therapeutic applications has increased, as compared to our research and development expenses on agricultural applications. This change is primarily due to the fact that our research focus on human therapeutics has increased and some of our research costs for plant applications have shifted to our license partners.

Our planned future research and development initiatives for human therapeutics include:

- Multiple Myeloma. Continue a Phase 1b/2a clinical trial. In connection with the clinical trial, we have engaged Criterium to manage the operational aspects of the Phase 1b/2a clinical study. We have also entered into an agreement with Mayo Clinic, University of Arkansas and University of West Virginia to be our clinical sites. The study opened in September 2011 and we are currently treating patients. We estimate that the study will be completed on or about June 30, 2013.
- Mantle Cell Lymphoma. We expect to evaluate SNS01-T in mantle cell lymphoma.
- Diffuse Large B-Cell Lymphoma. We expect to evaluate SNS01-T in diffuse large B-Cell lymphoma.
- We may consider cancers in other tissues by modifying the structure of SNS01-T to be able to target other tumor types, e.g., liver cancer.
- Other. We may consider other human diseases in which Factor 5A, siRNA against Factor 5A and SNS01-T may have a therapeutic effect.

In order to pursue the above research initiatives, as well as other research initiatives that may arise, we completed private placements of convertible preferred stock and warrants on April 1, 2010 and June 2, 2010. In December 2010, we initiated an at-the-market, or ATM, offering for the issuance of up to $5,500,000 of common stock and completed a public placement of common stock and warrants in January 2012 and March 2012. However, it will be necessary for us to raise a significant amount of additional working capital in the future. If we are unable to raise the necessary funds, we may be required to significantly curtail the future development of some of our research initiatives and we will be unable to pursue other possible research initiatives.

We may further expand our research and development program beyond the initiatives listed above to include other diseases and research centers.

Human Therapeutic Suppliers

The materials for our lead therapeutic candidate, SNS01-T, for multiple myeloma consists of three parts: a pDNA expressing human $eIF5A^{K50R}$; a siRNA, whose sequence corresponds to an untranslated region of native eIF5A mRNA; and linear PEI which enables self-assembly of the nucleic acids into nanoparticles. We have entered into supply agreements for the components as follows:

On June 27, 2008, we entered into a supply agreement with VGXI, Inc., or VGXI, under which VGXI will supply us with the plasmid portion of the Company's combination therapy, hereinafter referred to as the VGXI Product. The agreement has an initial term that commenced on the date of the agreement and runs for a period of five (5) years. The agreement shall, upon mutual agreement, renew for consecutive one (1) year periods thereafter. Our financial obligation under the agreement is dependent upon the amount of VGXI Product ordered by the Company.

On June 30, 2008, we entered into a supply agreement with Polyplus-transfection, or POLYPLUS, under which POLYPLUS will supply the Company with its "in vivo-jetPEI", hereinafter referred to as the POLYPLUS Product, which is used in the formulation and systemic delivery of the Company's combination therapy. The agreement has an initial term which commenced on the date of the agreement and runs until the eighth anniversary of the first sale of our product containing the POLYPLUS Product. The agreement shall automatically renew for consecutive one (1) year periods thereafter, except if terminated by either party upon six (6) months written notice prior to the initial or any subsequent renewal term. The Company's financial obligation under the agreement is dependent upon the amount of POLYPLUS Product ordered by the Company.

On September 4, 2008, we entered into a supply agreement with Avecia Biotechnology, Inc., or AVECIA, under which AVECIA will supply the Company with the siRNA portion of the Company's combination therapy consisting of the Factor 5A gene and siRNA against Factor 5A, hereinafter referred to as the siRNA Product. The agreement had a term which commenced on the date of the agreement and terminated on the later of the completion of all services to be provided under the agreement or 30 days following delivery of the final shipment of the siRNA Product.

Human Therapeutic Competition

Our competitors in human therapeutics that are presently attempting to distribute their technology have generally utilized one of the following distribution channels:

- Entering into strategic alliances, including licensing technology to major marketing and distribution partners; or
- Developing in-house production and marketing capabilities.

In addition, some competitors are established distribution companies, which alleviates the need for strategic alliances, while others are attempting to create their own distribution and marketing channels.

There are many large companies and development stage companies working in the field of apoptosis and multiple myeloma research including Celgene, Inc., Takeda/Millennium, ONYX Pharmaceuticals, Inc., Amgen Inc., Janssen Biotech, Inc., Novartis AG, and Pharmacyclics, Inc.

We do not currently have any commercialized products, and therefore, it is difficult to assess our competitive position in the market. However, we believe that if we are able to develop and commercialize a product or products under our patents to our Factor 5A platform technology, we will have a competitive position in the markets in which we will operate.

Agricultural Applications

Our agricultural research focuses on the discovery and development of certain gene technologies, which are designed to confer positive traits on fruits, flowers, vegetables, forestry species and agronomic crops.

We have licensed this technology to various strategic partners. We may continue to license this technology, as opportunities present themselves, to additional strategic partners and/or enter into joint collaborations or ventures.

Our ongoing research and development initiatives for agriculture include assisting our license partners to:

- further develop and implement the DHS and Factor 5A gene technology in banana, canola, cotton, turfgrass, rice, alfalfa, corn, soybean and trees; and
- test the resultant crops for new beneficial traits such as increased yield, increased tolerance to environmental stress, disease resistance and more efficient use of fertilizer.

Agricultural Target Markets

In order to address the complexities associated with marketing and distribution in the worldwide market, we have adopted a multi-faceted commercialization strategy, in which we have entered into and plan to enter into, as the opportunities present themselves, additional licensing agreements or other strategic relationships with a variety of companies or other entities on a crop-by-crop basis. We anticipate revenues from these relationships in the form of licensing fees, royalties, usage fees, or the sharing of gross profits. In addition, we anticipate payments from certain of our partners upon their achievement of certain research and development benchmarks. This commercialization strategy allows us to generate revenue at various stages of product development, while ensuring that our technology is incorporated into a wide variety of crops. Our optimal partners combine the technological expertise to incorporate our technology into their product line along with the ability to successfully market the enhanced final product, thereby eliminating the need for us to develop and maintain a sales force.

Because the agricultural market is dominated by privately held companies or subsidiaries of foreign owned companies, market size and market share data for the crops under our license and development agreements is not readily available. Additionally, because we have entered into confidentiality agreements with our license and development partners, we are unable to report the specific financial terms of the agreements as well as any market size and market share data that our partners may have disclosed to us regarding their companies.

Agricultural Development and License Agreements

Effective December 22, 2011, we re-structured our research and development agreement with Rahan Meristem (1998) Ltd ("Rahan") to reflect the priorities of both companies. The new agreement is an amendment to the original research and development agreement, dated May 1999, that provided Rahan access to our proprietary technology enabling the two companies to engage in a jointly-funded research and development program relating to the development and production of banana plants with improved traits. The new agreement re-structures the collaboration from a cost and profit sharing arrangement to a license agreement, which provides us with a mid- to upper-single digit royalty on incremental revenue, as defined in the agreement, from the sale of Rahan's banana seedling products containing our technology without any future payments by us for the costs of development and commercialization. If a product, which incorporates our technology, is commercialized by Rahan, the royalties will be payable from first commercial sale for the longer of ten (10) years or the expiration of the last valid patent on a country-by-country basis.

On February 8, 2012, we entered into a research and development agreement with BioCorp Ventures, LLC ("BCV"), a division of technology incubator US Equity Holdings, to use our proprietary eukaryotic translation initiation Factor 5A (eIF5A) technology platform for sustainable energy applications (the "Agreement"). BCV, a newly formed start-up company, will have a license to evaluate our technology for the development of plants and plant products suitable for use in the production of biofuel and biofuel feedstock, including all species of algae and all species in the genus *Miscanthus* (perennial grasses). Biofuels derived from these organisms include biodiesel and bioethanol. The companies will continue ongoing research and development as BCV works on commercializing the technology. BCV will be fully responsible for further assessing the potential of our technology for all biofuel applications and determining the route to the commercialization of biofuel products. Through our significant know-how at the University of Waterloo, we will be responsible for technology transfer and providing technical advice to facilitate BCV's operations. After the initial evaluation phase, the Agreement provides annual license maintenance payments to us and royalty payments in the mid-single digits if a product is commercialized by BCV. As part of the Agreement, after the initial evaluation phase, we will have a 15% equity interest in BCV and the right to appoint one member to BCV's advisory board.

As of June 30, 2012, we have nine (9) active license agreements with established agricultural biotechnology companies.

Agricultural Research Program

Our agricultural research and development is performed by one (1) researcher, at our direction, at the University of Waterloo, where the technology was developed. Additional agricultural research and development is performed by our license or joint collaboration partners.

The discoverer of our technology, John E. Thompson, Ph.D., is the Associate Vice President, Research and former Dean of Science at the University of Waterloo in Ontario, Canada, and is our Executive Vice President and Chief Scientific Officer. Dr. Thompson is also one of our directors and owns 1.1% of the outstanding shares of our common stock, $0.01 par value, as of June 30, 2012.

On September 1, 1998, we entered into, and have extended through August 31, 2013, a research and development agreement with the University of Waterloo and Dr. Thompson as the principal inventor. The Research and Development Agreement provides that the University of Waterloo will perform research and development under our direction, and we will pay for the cost of this work and make certain payments to the University of Waterloo. In return for payments made under the Research and Development Agreements, we have all rights to the intellectual property derived from the research.

Agricultural Competition

Our competitors in agriculture that are presently attempting to distribute their technology have generally utilized one of the following distribution channels:

- licensing technology to major marketing and distribution partners;
- entering into strategic alliances; or
- developing in-house production and marketing capabilities.

In addition, some competitors are established distribution companies, which alleviates the need for strategic alliances, while others are attempting to create their own distribution and marketing channels.

Our competitors in the field of delaying plant senescence are companies that develop and produce transformed plants with a variety of enhanced traits. Such companies include: Mendel Biotechnology; Renessen LLC; Exelixis Plant Sciences, Inc.; and Syngenta International AG; among others.

We do not currently have any commercialized products, and therefore, it is difficult to assess our competitive position in the market. However, we believe that if we or our licensees are able to develop and commercialize a product or products using our technology, we will have a competitive position in the markets in which we or our licensees operate.

Agricultural Development Program

Generally, projects with our licensees begin by transforming seed or germplasm to incorporate our technology. Those seeds or germplasm are then grown in our partners' greenhouses. After successful greenhouse trials, our partners will transfer the plants to the field for field trials. After completion of successful field trials, our partners may have to apply for and receive regulatory approval prior to initiation of any commercialization activities.

Generally, the approximate time to complete each sequential development step is as follows:

Seed Transformation	approximately 1 to 2 years
Greenhouse	approximately 1 to 2 years
Field Trials	approximately 2 to 5 years

The actual amount of time spent on each development phase depends on the crop, its growth cycle and the success of the transformation achieving the desired results. As such, the amount of time for each phase of development could vary, or the time frames may change.

The status of each of our projects with our partners is as follows:

Project	Partner	Status
Banana	Rahan Meristem	
- Shelf Life		Field trials
- Disease Resistance		Field trials
Trees	Arborgen	
- Growth		Field trials
Alfalfa	Cal/West	Field trials
Corn	Monsanto	Field trials
Cotton	Bayer	Greenhouse
Canola	Bayer	Field trials
Rice	Bayer	Greenhouse
Soybean	Monsanto	Field trials
Turfgrass	The Scotts Company	Greenhouse
Biofuels	BioCorp Ventures	Initial Evaluation

Commercialization by our partners may require a combination of traits in a crop, such as both shelf life and disease resistance, or other traits.

Based upon our commercialization strategy, we anticipate that there may be a significant period of time before plants enhanced using our technology reach consumers.

Intellectual Property

We have twenty-seven (27) issued patents from the United States Patent and Trademark Office, or PTO, and sixty-six (66) issued patents from foreign countries. Of our ninety-three (93) domestic and foreign issued patents, fifty-six (56) are for the use of our technology in agricultural applications and thirty-seven (37) relate to human therapeutics applications.

In addition to our ninety-three (93) patents, we have a wide variety of patent applications, including divisional applications and continuations-in-part, in process with the PTO and internationally. We intend to continue our strategy of enhancing these new patent applications through the addition of data as it is collected.

Our agricultural patents are generally set to expire in 2019 in the United States and 2025 outside the United States. Our core human therapeutic technology patents are set to expire in 2021 in the United States and 2025 outside the United States, and our patents related to multiple myeloma are set to expire, both in and outside the United States in 2029. To the extent our patents have different expiration dates abroad than in the United States, we are currently developing a strategy to extend the United States expiration dates to the foreign expiration dates.

During our 2012 and 2011 fiscal years, we reviewed our patent portfolio in order to determine if we could reduce our cost of patent prosecution and maintenance. We identified several patents and patents pending that we believe we no longer need to maintain without having a material impact on the portfolio. We determined that we would no longer incur the cost to prosecute or maintain those patents or patents pending.

Government Regulation

At present, the U.S. federal government regulation of biotechnology is divided among three agencies: (i) the U.S. Department of Agriculture regulates the import, field-testing and interstate movement of specific types of genetic engineering that may be used in the creation of transformed plants; (ii) the Environmental Protection Agency regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transformed plants; and (iii) the FDA regulates foods derived from new plant varieties. The FDA requires that transformed plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food's structure, the FDA does not require any additional standards or specific approval for genetically engineered foods but expects transformed plant developers to consult the FDA before introducing a new food into the market place.

In addition, our ongoing preclinical research with cell lines and lab animal models of human disease is not currently subject to the FDA requirements that govern clinical trials. However, use of our technology, SNS01-T, for human therapeutic applications, is subject to FDA regulation. Generally, the FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the U.S., any products resulting from the application of our human therapeutic technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

Our current activities in human therapeutics related to our clinical trial in multiple myeloma, requires approval by the FDA. We have an open IND with the FDA for use of SNS01-T for the treatment of multiple myeloma and are subject to additional reporting to and monitoring by the FDA. Additionally, federal, state and foreign regulations relating to crop protection products and human therapeutic applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human therapeutic technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

Employees

In addition to the twelve (12) scientists and monitors performing funded research for us at our CRO, the University of Waterloo, and other commercial research facilities, we have four (4) employees and three (3) consultants, four (4) of whom are executive officers and who are involved in our management. We do not anticipate hiring any additional employees over the next 12 months.

The officers are assisted by a Scientific Advisory Board that consists of prominent experts in the fields of plant and human cell biology as follows:

- Alan Bennett, Ph.D., who serves as the Chairman of the Scientific Advisory Board, is the Associate Vice Chancellor of the Office of Technology Transfer at the University of California. His research interests include the molecular biology of tomato fruit development and ripening, the molecular basis of membrane transport, and cell wall disassembly.

- Charles A. Dinarello, M.D., who serves as a member of the Scientific Advisory Board, is a Professor of Medicine at the University of Colorado School of Medicine, a member of the U.S. National Academy of Sciences and the author of over 500 published research articles. In addition to his active academic research career, Dr. Dinarello has held advisory positions with two branches of the National Institutes of Health and positions on the Board of Governors of both the Weizmann Institute and Ben Gurion University.

- James E. Mier, M.D., who serves as a member of the Scientific Advisory Board, is an Associate Professor of Medicine at Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School. He is also a practicing physician in the Division of Hematology-Oncology at Beth Israel. Dr. Mier's research is funded by the NIH and he is a member of numerous professional societies.

Furthermore, pursuant to the Research and Development Agreements, a substantial amount of our research and development activities are conducted at the University of Waterloo under the supervision of Dr. Thompson, our Executive Vice President and Chief Scientific Officer. We utilize the University's research staff including graduate and post-graduate researchers.

We may also contract research to additional university laboratories or to other companies in order to advance the development of our technology.

Safe Harbor Statement

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding the anticipated growth in the markets for our technologies, the continued advancement of our research, the approval of our patent applications, the possibility of governmental approval in order to sell or offer for sale to the general public a genetically engineered plant or plant product, the successful implementation of our commercialization strategy, including the success of our agricultural partners, statements relating to our patent applications, the anticipated long term growth of our business, the results of our preclinical or clinical studies, if any, our ability to comply with the continued listing standards of the NYSE MKT, and the timing of the projects and trends in future operating performance are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, our ability to recruit patients for its clinical trial, our limited operating history, our need for additional capital to fund our operations until we are able to generate a profit, the current economic environment, our dependence on a single principal technology, our outsourcing of our research and development activities, our significant future capital needs, our dependence on our patents and proprietary rights and the enforcement of these rights, the potential for our competitors or third parties to allege that we are infringing upon their intellectual property rights, the potential that our security measures may not adequately protect our unpatented technology, potential difficulty in managing our growth and expanding our operations, our lack of marketing or sales history and dependence on third-party marketing partners, our potential future dependence on joint ventures and strategic alliances to develop and market our technology, the intense competition in the human therapeutic and agricultural biotechnology industries, the various government regulations that our business is subject to, the potential that our preclinical studies and clinical trials of our human therapeutic applications may be unsuccessful, any inability to license from third parties their proprietary technologies or processes which we use in connection with the development of our technology, the length, expense and uncertainty associated with clinical trials for our human therapeutic technology, the potential that, even if we receive regulatory approval, consumers may not accept products containing our technology, our dependence on key personnel, the potential that certain provisions of our charter, by-laws and Delaware law could make a takeover difficult, increasing political and social turmoil, the potential that our management and other affiliates, due to their significant control of our common stock have the ability to significantly influence our actions, the potential that a significant portion of our total outstanding shares of common stock may be sold in the market in the near future, the limited trading market of our common stock, the potential that our common stock may be delisted from the NYSE MKT, fluctuations in the market price of our common stock, our dividend policy and potential for our stockholders to be diluted.

ITEM 1A: Risk Factors

The more prominent risks and uncertainties inherent in our business are described below. However, additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations may suffer.

Risks Related to Our Business

Recurring losses and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and we may not be able to continue as a going concern.

Our recurring losses from operations and negative cash flows from operations raise substantial doubt about our ability to continue as a going concern and as a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended June 30, 2012 with respect to this uncertainty. Substantial doubt about our ability to continue as a going concern may create negative reactions to the price of the common shares of our stock and we may have a more difficult time obtaining financing.

We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We have a limited operating history and have incurred substantial losses and expect to incur future losses.

We are a development stage biotechnology company with a limited operating history and limited assets and capital. We have incurred losses each year since inception and had an accumulated deficit of $67,440,295 at June 30, 2012. We have generated minimal revenues by licensing our technology for certain crops to companies willing to share in our development costs. In addition, our technology may not be ready for commercialization for several years. We expect to continue to incur losses for the next several years because we anticipate that our expenditures on research and development and administrative activities will significantly exceed our revenues during that period. We cannot predict when, if ever, we will become profitable.

We will need additional capital to fund our operations until we are able to generate a profit.

Our operations to date have required significant cash expenditures. Our future capital requirements will depend on the results of our research and development activities, preclinical and clinical studies, and competitive and technological advances.

We will need to obtain more funding in the future through collaborations or other arrangements with research institutions and corporate partners, or public and private offerings of our securities, including debt or equity financing. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. Future collaborations or similar arrangements may require us to license valuable intellectual property to, or to share substantial economic benefits with, our collaborators. If we raise additional capital by issuing additional equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline. Any debt financing may result in restrictions on our spending.

If we are unable to raise additional funds, we will need to do one or more of the following:

- delay, scale-back or eliminate some or all of our research and product development programs;
- provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;
- seek strategic alliances or business combinations;
- attempt to sell our company;
- cease operations; or
- declare bankruptcy.

We believe that at the projected rate of spending we should have sufficient cash to maintain our present operations through November 2012. However, we have the ability to raise additional capital through our ATM facility, utilize our unused line of credit and, if necessary, delay certain costs which would provide us with sufficient cash to maintain our present operations through March 2013.

We may be adversely affected by the current economic environment.

Our ability to obtain financing, invest in and grow our business, and meet our financial obligations depends on our operating and financial performance, which in turn is subject to numerous factors. In addition to factors specific to our business, prevailing economic conditions and financial, business and other factors beyond our control can also affect our business and ability to raise capital. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Materials necessary to manufacture some of our compounds currently under development may not be available on commercially reasonable terms, or at all, which may delay our development and commercialization of these compounds.

Some of the materials necessary for the manufacture of our compounds under development may, from time to time, be available either in limited quantities, or from a limited number of manufacturers, or both. Our contract manufacturers need to obtain these materials for our clinical trials and, potentially, for commercial distribution when and if we obtain marketing approval for these compounds. Suppliers may not sell us these materials at the time we need them or on commercially reasonable terms. If we are unable to obtain the materials needed to conduct our clinical trials, product testing and potential regulatory approval could be delayed, adversely affecting our ability to develop the product candidates. Similarly, if we are unable to obtain critical manufacturing materials after regulatory approval has been obtained for a product candidate, the commercial launch of that product candidate could be delayed or there could be a shortage in supply, which could materially affect our ability to generate revenues from that product candidate. If suppliers increase the price of manufacturing materials, the price for one or more of our products may increase, which may make our products less competitive in the marketplace. If it becomes necessary to change suppliers for any of these materials or if any of our suppliers experience a shutdown or disruption at the facilities used to produce these materials, due to technical, regulatory or other reasons, it could harm our ability to manufacture our products.

We depend on a single principal technology and, if our technology is not commercially successful, we will have no alternative source of revenue.

Our primary business is the development and licensing of technology to identify, isolate, characterize and promote or silence genes which control the death of cells in humans and plants. Our future revenue and profitability critically depend upon our ability, or our licensees' ability, to successfully develop apoptosis and senescence gene technology and later license or market such technology. We have conducted experiments on certain crops with favorable results and have conducted certain preliminary cell-line and animal experiments, which have provided us with data upon which we have designed additional research programs. However, we cannot give any assurance that our technology will be commercially successful or economically viable for any crops or human therapeutic applications.

In addition, no assurance can be given that adverse consequences might not result from the use of our technology such as the development of negative effects on humans or plants or reduced benefits in terms of crop yield or protection. Our failure to obtain market acceptance of our technology or the failure of our current or potential licensees to successfully commercialize such technology would have a material adverse effect on our business.

We outsource all of our research and development activities and, if we are unsuccessful in maintaining our alliances with these third parties, our research and development efforts may be delayed or curtailed.

We rely on third parties to perform all of our research and development activities. Our research and development efforts take place at the University of Waterloo in Ontario, Canada, where our technology was discovered, at other commercial research facilities and with our commercial partners. At this time, we do not have the internal capabilities to perform our own research and development activities. Accordingly, the failure of third party research partners to perform under agreements entered into with us, or our failure to renew important research agreements with these third parties, may delay or curtail our research and development efforts.

We have significant future capital needs and may be unable to raise capital when needed, which could force us to delay or reduce our research and development efforts.

As of June 30, 2012, we had a cash balance of $2,001,325 and working capital of $386,532. Using our available reserves as of June 30, 2012, we believe that we can operate according to our current business plan through November 2012. However, we have the ability to raise additional capital through our ATM facility, utilize our unused line of credit and, if necessary, delay certain costs, which would provide us with sufficient cash to maintain our present operations through March 2013.

To date, we have generated minimal revenues and anticipate that our operating costs will exceed any revenues generated over the next several years. Therefore, we will be required to raise additional capital in the future in order to operate in accordance with our current business plan, and this funding may not be available on favorable terms, if at all. If we are unable to raise additional funds, we will need to do one or more of the following:

- delay, scale back or eliminate some or all of our research and development programs;
- provide a license to third parties to develop and commercialize our technology that we would otherwise seek to develop and commercialize ourselves;
- seek strategic alliances or business combinations;
- attempt to sell our company;
- cease operations; or
- declare bankruptcy.

In addition, in connection with any funding, if we need to issue more equity securities than our certificate of incorporation currently authorizes, or more than 20% of the shares of our common stock outstanding, we may need stockholder approval. If stockholder approval is not obtained or if adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. Investors may experience dilution in their investment from future offerings of our common stock. For example, if we raise additional capital by issuing equity securities, such an issuance would reduce the percentage ownership of existing stockholders. In addition, assuming the exercise of all options and warrants outstanding and the conversion of the preferred stock into common stock, as of June 30, 2012, we had 134,779,878 shares of common stock authorized but unissued and unreserved, which may be issued from time to time by our board of directors. Furthermore, we may need to issue securities that have rights, preferences and privileges senior to our common stock. Failure to obtain financing on acceptable terms would have a material adverse effect on our liquidity.

Since our inception, we have financed all of our operations through equity and debt financings. Our future capital requirements depend on numerous factors, including:

- the scope of our research and development;
- our ability to attract business partners willing to share in our development costs;
- our ability to successfully commercialize our technology;
- competing technological and market developments;
- our ability to enter into collaborative arrangements for the development, regulatory approval and commercialization of other products; and
- the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

Our business depends upon our patents and proprietary rights and the enforcement of these rights. Our failure to obtain and maintain patent protection may increase competition and reduce demand for our technology.

As a result of the substantial length of time and expense associated with developing products and bringing them to the marketplace in the biotechnology and agricultural industries, obtaining and maintaining patent and trade secret protection for technologies, products and processes is of vital importance. Our success will depend in part on several factors, including, without limitation:

- our ability to obtain patent protection for our technologies and processes;
- our ability to preserve our trade secrets; and

- our ability to operate without infringing the proprietary rights of other parties both in the United States and in foreign countries.

As of June 30, 2012, we have been issued twenty-seven (27) patents by the PTO and sixty-six (66) patents from foreign countries. We have also filed numerous patent applications for our technology in the United States and in several foreign countries, which technology is vital to our primary business, as well as several continuations in part on these patent applications. Our success depends in part upon the grant of patents from our pending patent applications.

Although we believe that our technology is unique and that it will not violate or infringe upon the proprietary rights of any third party, we cannot assure you that these claims will not be made or if made, could be successfully defended against. If we do not obtain and maintain patent protection, we may face increased competition in the United States and internationally, which would have a material adverse effect on our business.

Since patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific and patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of the inventions covered by our pending patent applications or that we were the first to file patent applications for these inventions.

In addition, among other things, we cannot assure you that:

- our patent applications will result in the issuance of patents;
- any patents issued or licensed to us will be free from challenge and if challenged, would be held to be valid;
- any patents issued or licensed to us will provide commercially significant protection for our technology, products and processes;
- other companies will not independently develop substantially equivalent proprietary information which is not covered by our patent rights;
- other companies will not obtain access to our know-how;
- other companies will not be granted patents that may prevent the commercialization of our technology; or
- we will not incur licensing fees and the payment of significant other fees or royalties to third parties for the use of their intellectual property in order to enable us to conduct our business.

Our competitors may allege that we are infringing upon their intellectual property rights, forcing us to incur substantial costs and expenses in resulting litigation, the outcome of which would be uncertain.

Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. In addition, if issued, our patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

The PTO and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the scope and value of our proprietary rights.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries.

We could become involved in infringement actions to enforce and/or protect our patents. Regardless of the outcome, patent litigation is expensive and time consuming and would distract our management from other activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we could because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent litigation could limit our ability to continue our operations.

If our technology infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or damages.

The current patent landscape surrounding siRNA technology is unclear due to the recent proliferation of siRNA-related patent litigation and grants of third-party patents encompassing this technology. If any relevant claims of third party patents that are adverse to us are upheld as valid and enforceable, we could be prevented from commercializing our technology or could be required to obtain licenses from the owners of such patents. We cannot assure you that such licenses would be available or, if available, would be on acceptable terms. Some licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. In addition, if any parties successfully claim that the creation or use of our technology infringes upon their intellectual property rights, we may be forced to pay damages, including treble damages.

Our security measures may not adequately protect our unpatented technology and, if we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.

Our success depends upon know-how, unpatentable trade secrets, and the skills, knowledge and experience of our scientific and technical personnel. As a result, all employees agreed to a confidentiality provision in their employment agreement that prohibited the disclosure of confidential information to anyone outside of our company, during the term of employment and for five (5) years thereafter. The employment agreements have since been terminated, but the period of confidentiality is still in effect. We also require all employees to disclose and assign to us the rights to their ideas, developments, discoveries and inventions. We also attempt to enter into similar agreements with our consultants, advisors and research collaborators. We cannot assure you that adequate protection for our trade secrets, know-how or other proprietary information against unauthorized use or disclosure will be available.

We occasionally provide information to research collaborators in academic institutions and request that the collaborators conduct certain tests. We cannot assure you that the academic institutions will not assert intellectual property rights in the results of the tests conducted by the research collaborators, or that the academic institutions will grant licenses under such intellectual property rights to us on acceptable terms, if at all. If the assertion of intellectual property rights by an academic institution is substantiated, and the academic institution does not grant intellectual property rights to us, these events could limit our ability to commercialize our technology.

As we evolve from a company primarily involved in the research and development of our technology into one that is also involved in the commercialization of our technology, we may have difficulty managing our growth and expanding our operations.

As our business grows, we may need to add employees and enhance our management, systems and procedures. We may need to successfully integrate our internal operations with the operations of our marketing partners, manufacturers, distributors and suppliers to produce and market commercially viable products. We may also need to manage additional relationships with various collaborative partners, suppliers and other organizations. Although we do not presently conduct research and development activities in-house, we may undertake those activities in the future. Expanding our business may place a significant burden on our management and operations. We may not be able to implement improvements to our management information and control systems in an efficient and timely manner and we may discover deficiencies in our existing systems and controls. Our failure to effectively respond to such changes may make it difficult for us to manage our growth and expand our operations.

We have no marketing or sales history and depend on third party marketing partners. Any failure of these parties to perform would delay or limit our commercialization efforts.

We have no history of marketing, distributing or selling biotechnology products, and we are relying on our ability to successfully establish marketing partners or other arrangements with third parties to market, distribute and sell a commercially viable product both here and abroad. Our business plan envisions creating strategic alliances to access needed commercialization and marketing expertise. We may not be able to attract qualified sub-licensees, distributors or marketing partners, and even if qualified, these marketing partners may not be able to successfully market agricultural products or human therapeutic applications developed with our technology. If our current or potential future marketing partners fail to provide adequate levels of sales, our commercialization efforts will be delayed or limited and we may not be able to generate revenue.

We will depend on joint ventures and strategic alliances to develop and market our technology and, if these arrangements are not successful, our technology may not be developed and the expenses to commercialize our technology will increase.

In its current state of development, our technology is not ready to be marketed to consumers. We intend to follow a multi-faceted commercialization strategy that involves the licensing of our technology to business partners for the purpose of further technological development, marketing and distribution. We have and are seeking business partners who will share the burden of our development costs while our technology is still being developed, and who will pay us royalties when they market and distribute products incorporating our technology upon commercialization. The establishment of joint ventures and strategic alliances may create future competitors, especially in certain regions abroad where we do not pursue patent protection. If we fail to establish beneficial business partners and strategic alliances, our growth will suffer and the continued development of our technology may be harmed.

Competition in the human therapeutic and agricultural biotechnology industries is intense and technology is changing rapidly. If our competitors market their technology faster than we do, we may not be able to generate revenues from the commercialization of our technology.

Many human therapeutic and agricultural biotechnology companies are engaged in research and development activities relating to apoptosis and senescence. The market for plant protection and yield enhancement products is intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our technology. Our competitors in the field of plant senescence gene technology are companies that develop and produce transgenic plants and include major international agricultural companies, specialized biotechnology companies, research and academic institutions and, potentially, our joint venture and strategic alliance partners. These companies include: Mendel Biotechnology, Inc.; Ceres, Inc., Archer Daniels Midland and Syngenta International AG; among others. Some of our competitors that are involved in apoptosis research include: Celgene, Inc.; Takeda/Millennium; ONYX Pharmaceuticals, Inc.; Amgen Inc.; Janssen Biotech, Inc.; Novartis AG; and Pharmacyclics, Inc. Many of these competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and have more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

Our business is subject to various government regulations and, if we or our licensees are unable to obtain regulatory approval, we may not be able to continue our operations.

At present, the U.S. federal government regulation of biotechnology is divided among three agencies:

- the United States Department of Agriculture, or USDA, regulates the import, field testing and interstate movement of specific types of genetic engineering that may be used in the creation of transgenic plants;
- the United States Environmental Protection Agency, or EPA, regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transgenic plants; and
- the FDA regulates foods derived from new plant varieties.

The FDA requires that transgenic plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food's structure, the FDA does not require any additional standards or specific approval for genetically engineered foods, but expects transgenic plant developers to consult the FDA before introducing a new food into the marketplace.

Use of our technology, if developed for human therapeutic applications, is also subject to FDA regulation. The FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the United States, any products resulting from the application of our human therapeutic technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we would need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current agricultural activities, which to date have been confined to research and development efforts, do not require licensing or approval by any governmental regulatory agency. However, we are performing clinical trials in connection with our human therapeutic applications, which is subject to FDA approval. Additionally, federal, state and foreign regulations relating to crop protection products and human therapeutic applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human therapeutic technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

Preclinical studies of our human therapeutic applications may be unsuccessful, which could delay or prevent regulatory approval.

Preclinical studies may reveal that our human therapeutic technology is ineffective or harmful, and/or may be unsuccessful in demonstrating efficacy and safety of our human therapeutic technology, which would significantly limit the possibility of obtaining regulatory approval for any drug or biologic product manufactured with our technology. The FDA requires submission of extensive preclinical, clinical and manufacturing data to assess the efficacy and safety of potential products. Any delay in receiving approval for any applicable IND from the FDA would result in a delay in the commencement of the related clinical trial. Additionally, we could be required to perform additional preclinical studies prior to the FDA approving any applicable IND. Furthermore, the success of preliminary studies does not ensure commercial success, and later-stage clinical trials may fail to confirm the results of the preliminary studies.

Our success will depend on the success of our clinical trials of our human therapeutic applications.

It may take several years to complete the clinical trials of a product, and failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of our product candidate involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our product candidate may never be approved for sale or become commercially viable.

There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidate or the inability to commercialize our product candidate. The possibility exists that:

- we may discover that the product candidate does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved;
- the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded advanced clinical trials;
- institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidate for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;
- subjects may drop out of our clinical trials;
- our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and
- the cost of our clinical trials may be greater than we currently anticipate.

Clinical trials for our human therapeutic technology will be lengthy and expensive and their outcome is uncertain.

Before obtaining regulatory approval for the commercial sales of any product containing our technology, we must demonstrate through clinical testing that our technology and any product containing our technology is safe and effective for use in humans. Conducting clinical trials is a time-consuming, expensive and uncertain process and typically requires years to complete. In our industry, the results from preclinical studies and early clinical trials often are not predictive of results obtained in later-stage clinical trials. Some products and technologies that have shown promising results in preclinical studies or early clinical trials subsequently fail to establish sufficient safety and efficacy data necessary to obtain regulatory approval. At any time during clinical trials, we or the FDA might delay or halt any clinical trial for various reasons, including:

- occurrence of unacceptable toxicities or side effects;
- ineffectiveness of the product candidate;
- negative or inconclusive results from the clinical trials, or results that necessitate additional studies or clinical trials;
- delays in obtaining or maintaining required approvals from institutions, review boards or other reviewing entities at clinical sites;
- delays in patient enrollment; or
- insufficient funding or a reprioritization of financial or other resources.

Any failure or substantial delay in successfully completing clinical trials and obtaining regulatory approval for our product candidates could severely harm our business.

If our clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

Planned clinical trials may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

- obtaining an effective IND or regulatory approval to commence a clinical trial;
- negotiating acceptable clinical trial agreement terms with prospective trial sites;
- obtaining institutional review board approval to conduct a clinical trial at a prospective site;
- recruiting qualified subjects to participate in clinical trials;
- competition in recruiting clinical investigators;
- shortage or lack of availability of supplies of drugs for clinical trials;
- the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;
- the placement of a clinical hold on a study;
- the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and
- exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

We believe that our product candidate has significant milestones to reach, including the successful completion of clinical trials, before commercialization. If we have significant delays in or termination of clinical trials, our financial results and the commercial prospects for our product candidates or any other products that we may develop will be adversely impacted. In addition, our product development costs would increase and our ability to generate revenue could be impaired.

Any inability to license from third parties their proprietary technologies or processes which we use in connection with the development of our technology may impair our business.

Other companies, universities and research institutions have or may obtain patents that could limit our ability to use our technology in a product candidate or impair our competitive position. As a result, we would have to obtain licenses from other parties before we could continue using our technology in a product candidate. Any necessary licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to develop our technology into a product candidate or we may encounter significant delays in development while we redesign methods that are found to infringe on the patents held by others.

Even if we receive regulatory approval, consumers may not accept products containing our technology, which will prevent us from being profitable since we have no other source of revenue.

We cannot guarantee that consumers will accept products containing our technology. Recently, there has been consumer concern and consumer advocate activism with respect to genetically-engineered agricultural consumer products. The adverse consequences from heightened consumer concern in this regard could affect the markets for agricultural products developed with our technology and could also result in increased government regulation in response to that concern. If the public or potential customers perceive our technology to be genetic modification or genetic engineering, agricultural products grown with our technology may not gain market acceptance.

We face potential product liability exposure far in excess of our limited insurance coverage.

We may be held liable if any product we or our collaborators develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, product liability claims could result in decreased demand for our product candidates, injury to our reputation, withdrawal of patients from our clinical trials, substantial monetary awards to trial participants and the inability to commercialize any products that we may develop. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling or testing our products. We have obtained limited product liability insurance coverage for our clinical trials; however, our insurance may not reimburse us or may not be sufficient to reimburse us for expenses or losses we may suffer. Moreover, if insurance coverage becomes more expensive, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, juries have awarded large judgments in class action lawsuits for claims based on drugs that had unanticipated side effects. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against us could harm our reputation and business and would decrease our cash reserves.

We depend on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our technology.

We are highly dependent on our scientific advisors, consultants and third-party research partners. Our success will also depend in part on the continued service of our key employees and our ability to identify, hire and retain additional qualified personnel in an intensely competitive market. Although we have a research agreement with Dr. John Thompson, this agreement may be terminated upon short or no notice. Additionally, we do not have employment agreements with our key employees. We do not maintain key person life insurance on any member of management. The failure to attract and retain key personnel could limit our growth and hinder our research and development efforts.

Certain provisions of our charter, by-laws, Delaware law and stock plans could make a takeover difficult.

Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue, without stockholder approval, except as may be required by the rules of the NYSE MKT,

5,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock.

In addition, we are subject to the Business Combination Act of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date such stockholder becomes a 15% owner. These provisions may have the effect of delaying or preventing a change of control of us without action by our stockholders and, therefore, could adversely affect the value of our common stock.

Furthermore, in the event of our merger or consolidation with or into another corporation, or the sale of all or substantially all of our assets in which the successor corporation does not assume our outstanding equity awards or issue equivalent equity awards, our current equity plans require the accelerated vesting of such outstanding equity awards.

Risks Related to Our Common Stock

We currently do not meet the NYSE MKT continued listing standards. If our common stock is delisted from the NYSE MKT, we may not be able to list on any other stock exchange, and our common stock may be subject to the "penny stock" regulations which may affect the ability of our stockholders to sell their shares.

The NYSE MKT requires us to meet minimum financial requirements in order to maintain our listing. Currently, we do not meet the $6,000,000 minimum net worth continued listing requirement of the NYSE MKT and have received a notice of noncompliance from the NYSE MKT. We submitted a plan of compliance on November 17, 2011 to the NYSE MKT discussing how we intend to regain compliance with the continued listing requirements. The NYSE MKT has accepted our plan and granted us an extension until July 20, 2012 to regain compliance with the NYSE MKTs's continuing listing standards. On July 20, 2012, we were still not in compliance with the NYSE MKT's continued listing requirements and requested an extension of time to regain compliance. On August 22, 2012, we received a notice from NYSE Regulation, Inc. on behalf of NYSE MKT providing notification that NYSE MKT has determined not to grant us an extension of time to cure the non-compliance and therefore, the NYSE MKT intends to file a delisting application with the Securities and Exchange Commission striking our common stock from the NYSE MKT. We have requested an appeal to the NYSE MKT's determination and have been granted a hearing with a committee of NYSE MKT in accordance with our rights as set forth in Sections 1203 and 1009(d) of the NYSE MKT Company Guide. The date of the appeal hearing is scheduled for October 24, 2012.

If we are not successful with our appeal, it is likely that we will be delisted. If we are delisted from the NYSE MKT, our common stock likely will become a "penny stock." In general, regulations of the SEC define a "penny stock" to be an equity security that is not listed on a national securities exchange and that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If our common stock becomes a penny stock, additional sales practice requirements would be imposed on broker-dealers that sell such securities to persons other than certain qualified investors. For transactions involving a penny stock, unless exempt, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. In addition, the rules on penny stocks require delivery, prior to and after any penny stock transaction, of disclosures required by the SEC.

If our stock is not accepted for listing on the NYSE MKT, we will make every possible effort to have it listed on the Over the Counter Bulletin Board, or the OTC Bulletin Board. If our common stock was to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related SEC rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

We believe that the listing of our common stock on a recognized national trading market, such as the NYSE MKT, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations.

Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, the absence of a listing on a recognized national trading market will also affect our ability to benefit from the use of our operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship we may undertake. A delisting from the NYSE MKT could result in negative publicity and could negatively impact our ability to raise capital in the future.

Our management and other affiliates have significant control of our common stock and could significantly influence our actions in a manner that conflicts with our interests and the interests of other stockholders.

As of June 30, 2012, our executive officers and directors together beneficially own approximately 30.8% of the outstanding shares of our common stock, assuming the conversion of preferred stock and exercise of options and warrants which are currently exercisable or will become exercisable within 60 days of June 30, 2012, held by these stockholders. As a result, these stockholders, acting together, will be able to exercise significant influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then-current market prices.

A significant portion of our total outstanding shares of common stock may be sold in the market in the near future, which could cause the market price of our common stock to drop significantly.

As of June 30 2012, we had 94,112,483 shares of our common stock issued and outstanding and 4,579 shares of convertible preferred stock outstanding which can convert into 17,611,538 shares of common stock. Approximately 34,164,431 shares of such shares are registered pursuant to registration statements on Form S-3 and 77,559,590 of which are either eligible to be sold under SEC Rule 144 or are in the public float. In addition, we have registered 35,890,007 shares of our common stock underlying warrants previously issued on Form S-3 registration statements and we registered 25,215,260 shares of our common stock underlying options granted or to be granted under our stock option plan. Consequently, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, may have a material adverse effect on our stock price.

Our common stock has a limited trading market, which could limit your ability to resell your shares of common stock at or above your purchase price.

Our common stock is quoted on the NYSE MKT and currently has a limited trading market. The NYSE MKT requires us to meet minimum financial requirements in order to maintain our listing. Currently, we do not meet the continued listing requirements of the NYSE MKT. If we do not regain compliance with the continued listing standards, we could be delisted.

We cannot assure you that an active trading market will develop or, if developed, will be maintained. As a result, our stockholders may find it difficult to dispose of shares of our common stock and, as a result, may suffer a loss of all or a substantial portion of their investment.

The market price of our common stock may fluctuate and may drop below the price you paid.

We cannot assure you that you will be able to resell the shares of our common stock at or above your purchase price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly variations in operating results;
- the progress or perceived progress of our research and development efforts;
- changes in accounting treatments or principles;
- announcements by us or our competitors of new technology, product and service offerings, significant contracts, acquisitions or strategic relationships;
- additions or departures of key personnel;
- future offerings or resales of our common stock or other securities;
- stock market price and volume fluctuations of publicly-traded companies in general and development companies in particular; and
- general political, economic and market conditions.

For example, during the quarter ended June 30, 2012, our common stock traded between $0.16 and $0.31 per share.

Because we do not intend to pay, and have not paid, any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless the value of our common stock appreciates and they sell their shares.

We have never paid or declared any cash dividends on our common stock, and we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, our stockholders will not be able to receive a return on their investment unless the value of our common stock appreciates and they sell their shares.

Our stockholders may experience substantial dilution as a result of the conversion of convertible preferred stock, the exercise of options and warrants to purchase our common stock, or due to anti-dilution provisions relating to any on the foregoing.

As of June 30, 2012, we have outstanding 4,579 shares of convertible preferred stock which may convert into 17,611,538 shares of our common stock and warrants to purchase 57,225,981 shares of our common stock. In addition, as of June 30, 2012, we have reserved 25,215,260 shares of our common stock for issuance upon the exercise of options granted or available to be granted pursuant to our stock option plan, all of which may be granted in the future. Furthermore, in connection with the preferred stock agreements, we are required to reserve an additional 16,999,084 shares of common stock. The conversion of the convertible preferred stock and the exercise of these options and warrants will result in dilution to our existing stockholders and could have a material adverse effect on our stock price. The conversion price of the convertible preferred stock and certain warrants are also subject to certain anti-dilution adjustments.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Effective May 19, 2011, we lease office space in Bridgewater, New Jersey for a current monthly rental fee of $5,703, subject to certain escalations for our proportionate share of increases, over the base year of 2011, in the building's operating costs. The lease expires on May 31, 2013 but can be extended at our option for one additional year. The space is in good condition, and we believe it will adequately serve as our headquarters over the term of the lease. We also believe that this office space is adequately insured by the lessor.

Item 3. Legal Proceedings.

We are not currently a party to any legal proceedings; however, we may become involved in various claims and legal actions arising in the ordinary course of business.

Item 4. Mine Safety Disclosures.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on the NYSE MKT under the symbol SNT.

The following table sets forth the range of the high and low sales price for our common stock for each of the quarters since the quarter ended September 30, 2010, as reported on the NYSE MKT.

Quarter Ended	Common Stock	
	High	Low
September 30, 2010	$0.42	$0.25
December 31, 2010	$0.33	$0.22
March 31, 2011	$0.36	$0.23
June 30, 2011	$0.32	$0.24
September 30, 2011	$0.31	$0.18
December 31, 2011	$0.29	$0.16
March 31, 2012	$0.28	$0.21
June 30, 2012	$0.31	$0.18

As of September 1, 2012, the approximate number of holders of record of our common stock was 290. This number does not include "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

We have neither paid nor declared dividends on our common stock since our inception, and we do not plan to pay dividends on our common stock in the foreseeable future. We expect that any earnings, which we may realize, will be retained to finance the growth of our company.

The following table provides information about the securities authorized for issuance under our equity compensation plans as of June 30, 2012.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights and restricted stock units	Weighted-average exercise price of outstanding options, warrants and rights and restricted stock units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	15,647,742[(1)]	$0.50	11,588,876[(2)]
Equity compensation plans not approved by security holders	--	--	--
Total	15,647,742[(1)]	$0.50	11,588,876[(2)]

(1) Issued pursuant to our 1998 Stock Plan and 2008 Stock Plan.

(2) Available for future issuance pursuant to our 2008 Stock Plan.

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

None, except as previously disclosed on our Quarterly reports on Forms 10-Q and Current Reports on Forms 8-K.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the NYSE Amex Market Value (U.S.) Index and the RDG Microcap Biotechnology Index for the period beginning July 1, 2007 and ending on the last day of our last completed fiscal year. The stock performance shown on the graph below is not indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Senesco Technologies, Inc., the NYSE Amex Composite Index,
and the RDG MicroCap Biotechnology Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/07
6/08
6/09
6/10
6/11
6/12
Senesco Technologies, Inc.
NYSE Amex Composite
RDG MicroCap Biotechnology

*$100 invested on 6/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	7/1/07	6/30/08	6/30/09	6/30/10	6/30/11	6/30/12
Senesco Technologies, Inc.	$100.00	$ 160,87	$ 72.17	$ 27.39	$ 24.35	$ 18.09
NYSE Amex Composite Index	$100.00	$ 101.05	$ 77.20	$ 91.05	$126.03	$131.42
RDG Microcap Biotechnology Index	$100.00	$ 56.60	$ 44.14	$ 40.01	$ 34.94	$ 31.26

Item 6. Selected Financial Data.

The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K.

SELECTED FINANCIAL DATA

	Fiscal Year Ended June 30,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 200	$ -	$ 140	$ 275	$ 457
Operating expenses:					
General and administrative	2,724	2,610	2,349	2,206	2,291
Research and development	2,566	3,720	2,637	2,354	1,765
Total operating expenses	5,290	6,330	4,986	4,560	4,056
Loss from operations	(5,090)	(6,330)	(4,846)	(4,285)	(3,599)
Grant income	-	244	-	-	-
Fair value – warrant liability	472	609	2,517	-	-
Other noncash expense	-	(116)	-	-	-
Loss on extinguishment of debt	-	-	(362)	-	-
Write off of patents abandoned	(321)	(1,588)	-	-	-
Amortization of debt discount and financing costs	-	-	(10,081)	(478)	(668)
Interest expense – convertible notes	-	-	(587)	(1,007)	(434)
Interest (expense) income, net	(127)	(88)	(24)	43	100
Net loss	(5,066)	(7,269)	(13,383)	(5,727)	(4,601)
Preferred dividends	(1,626)	(2,638)	(6,240)	-	-
Net loss available to common shares	$(6,692)	$(9,907)	$(19,623)	$(5,727)	$(4,601)
Basic and diluted net loss per common share	$ (0.08)	$ (0.14)	$ (0.67)	$ (0.30)	$ (0.26)
Basic and diluted weighted average number of common shares outstanding	85,703	69,332	29,113	18,888	17,660
Balance Sheet Data:					
Cash, cash equivalents and investments	$ 2,001	$ 3,610	$8,026	$1,431	$6,176
Working capital	387	1,788	6,002	1,259	5,673
Total assets	6,955	8,597	13,912	7,122	10,643
Accumulated deficit	(67,440)	(60,748)	(50,841)	(35,950)	(30,223)
Total stockholders' equity	3,453	4,517	7,981	5,668	9,836

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements containing the words "believes," "anticipates," "expects," "continue," and other words of similar import or the negative of those terms or expressions. Such forward-looking statements are subject to known and unknown risks, uncertainties, estimates and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those set forth in such forward-looking statements as a result of, but not limited to, the "Risk Factors" described in Part I, Item 1A. You should read the following discussion and analysis along with the "Selected Financial Data" and the financial statements and notes attached to those statements included elsewhere in this report.

Overview

We are a development stage company. We do not expect to generate significant revenues for several years, during which time we will engage in significant research and development efforts.

Our human therapeutic research program, which has consisted of clinical and pre-clinical in-vitro and in-vivo experiments designed to assess the role and method of action of the Factor 5A genes in human diseases, is performed by approximately twelve (12) third party researchers at our direction, at the University of Waterloo and other commercial research facilities.

We have developed a therapeutic candidate, SNS01-T, for the potential treatment of multiple myeloma. We have performed efficacy, toxicological and dose-finding studies *in vitro* in non-human and human cells and *in-vivo* in mice for SNS01. We have also completed our pivotal GLP toxicology studies in mice and dogs, employing SNS01-T, a slightly modified formulation of SNS01, and have an open IND, with the FDA. We have also been granted orphan drug status for SNS01-T by the FDA for the potential treatment of multiple myeloma, mantle cell lymphoma and diffuse large B-cell lymphoma.

We have initiated a Phase 1b/2a clinical study with SNS01-T in multiple myeloma patients. The clinical study is an open-label, multiple-dose, dose-escalation study, which will evaluate the safety and tolerability of SNS01-T when administered by intravenous infusion to relapsed or refractory multiple myeloma patients. The study design calls for four cohorts of three to six patients each. Patients in each cohort will receive twice-weekly dosing for six weeks followed by a four-week safety data review period before escalating to a higher dose level in the next cohort. While the primary objective of the initial study is to evaluate safety and tolerability, the effect of SNS01-T on tumor response will also be evaluated using multiple, well-established criteria including measurement of the monoclonal protein, or M-protein. We have selected Mayo Clinic, University of Arkansas for Medical Sciences and West Virginia University as our clinical sites. The study is open and we have begun treating patients.

We may consider other human diseases in order to determine the role of Factor 5A and SNS01-T.

Additionally, we have nine active agricultural license agreements to develop and commercialize our technology in corn, soy, cotton, rice, canola, trees, banana, alfalfa, biofuels and turf grass. The licenses provide for upfront payments, milestone payments and royalty payments to us upon commercial introduction.

Consistent with our commercialization strategy, we may license our technology for human health applications or for additional crops, as the opportunities may arise, that may result in additional license fees, revenues from contract research and other related revenues. Successful future operations will depend on our and our partners' ability to transform our research and development activities into a commercially feasible technology.

Critical Accounting Policies and Estimates

Revenue Recognition

We record revenue under technology license and development agreements related to the following. Actual fees received may vary from the recorded estimated revenues.

- Nonrefundable upfront license fees that are received in exchange for the transfer of our technology to licensees, for which no further obligations to the licensee exist with respect to the basic technology transferred, are recognized as revenue on the earlier of when payments are received or collections are assured.
- Nonrefundable upfront license fees that are received in connection with agreements that include time-based payments are, together with the time-based payments, deferred and amortized ratably over the estimated research period of the license.
- Milestone payments, which are contingent upon the achievement of certain research goals, are recognized as revenue when the milestones, as defined in the particular agreement, are achieved.

The effect of any change in revenues from technology license and development agreements would be reflected in revenues in the period such determination was made. Historically, no such adjustments have been made.

Estimates of Expenses

Our research and development agreements with third parties provide for an estimate of our expenses and costs, which are variable and are based on the actual services performed by the third party. We estimate the aggregate amount of the expenses based upon the projected amounts that are set forth in the agreements, and we accrue the expenses for which we have not yet been invoiced or prepay the expenses that have been invoiced but the services have not yet been performed. In estimating the expenses, we consider, among other things, the following factors:

- the existence of any prior relationship between us and the third party provider;
- the past results of prior research and development services performed by the third party provider; and
- the scope and timing of the research and development services set forth in the agreement with the third party provider.

After the research services are performed and we are invoiced, we make any adjustments that are necessary to accurately report research and development expense for the period.

Income Taxes

We account for income taxes in accordance with an asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are recorded without consideration as to their ability to be realized. The deferred tax asset includes net operating loss and credit carryforwards, and the cumulative temporary differences related to stock-based compensation. The portion of any deferred tax asset, for which it is more likely than not that a tax benefit will not be realized, must then be offset by recording a valuation allowance against the asset.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not that we will not realize the deferred tax assets in excess of deferred tax liabilities, and as such, a full valuation allowance is maintained against the net deferred tax assets.

While we believe that our tax positions are fully supportable, there is a risk that certain positions could be challenged successfully. In these instances, we look to establish reserves. If we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that has likelihood greater than 50% of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions, tax assets and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit or derecognize a previously recorded tax benefit when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves.

Stock-based Compensation

We measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. Such expense is amortized on a straight line basis over the requisite service period of the award.

We estimate the grant date fair value of stock options using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the expected term of the award and the estimated volatility of our stock price over the expected term. Changes in these assumptions and in the estimated forfeitures of stock option awards may materially affect the amount of stock-based compensation recognized in our consolidated statements of operations.

In connection with our short-term and long-term incentive plans, our management reviews the specific goals of such plans to determine if such goals have been achieved or are probable that they will be achieved. If the goals have been achieved or are probable of being achieved, then the amount of compensation expense determined on the date of grant related to those specific goals is charged to compensation expense at such time.

Intangible Assets

We test all intangible assets for recoverability whenever events or changes in circumstances indicate that we may not be able to recover an asset's carrying amount. We evaluate the recoverability of an asset by comparing its carrying amount to the undiscounted cash flows expected to result from the use and eventual disposition of that asset. If the undiscounted cash flows are not sufficient to recover the carrying amount, we measure any impairment loss as the excess of the carrying amount of the asset over its fair value. Events which could trigger asset impairment include significant underperformance relative to historical or projected future operating results, significant changes in the manner or use of an asset or in our overall business strategy, significant negative industry or economic trends, shortening of product life-cycles, negative changes in third party reimbursement, or changes in technology.

As of June 30, 2012, we have determined that market value of our one asset group is in excess of its carrying value and therefore there was no impairment.

Warrant Liability

We compute valuations each quarter using the Black-Scholes model, which requires the input of subjective assumptions for volatility, for warrants that have an exercise price reset feature to account for the various possibilities that could occur due to changes in the inputs to the Black-Scholes model as a result of contractually-obligated changes. We effectively weight each calculation based on the likelihood of occurrence to determine the value of the derivative at the reporting date. The fair value of the warrants that have cash settlement features is estimated using the Black-Scholes model. Changes in these assumptions may materially affect the amount of the warrant liability recorded on our consolidated balance sheet.

Convertible Preferred Stock

During the year ended June 30, 2010, we issued convertible preferred stock and warrants for gross proceeds in the amount of $11,497,000. The proceeds have been allocated between convertible preferred stock and warrants based upon their fair values, whereby the fair value of the warrants have been determined using the Black-Scholes model. Such amount was recorded as a liability. The remaining amounts were allocated to the convertible preferred stock and were recorded as equity.

Liquidity and Capital Resources

Overview

As of June 30, 2012, our cash balance totaled $2,001,325, and we had working capital of $386,532.

Contractual Obligations

The following table lists our cash contractual obligations as of June 30, 2012:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Research and Development Agreements [1]	$ 573,676	$ 468,071	$ 105,605	$ --	$ --
Facility, Rent and Operating Leases [2]	$ 62,733	$ 62,733	$ --	$ --	$ --
Employment, Consulting and Scientific Advisory Board Agreements [3]	$ 67,500	$ 67,500	$ --	$ --	$ --
Total Contractual Cash Obligations	$ 703,909	$ 598,304	$ 105,605	$ --	$ --

(1) Certain of our research and development agreements disclosed herein provide that payment is to be made in Canadian dollars and, therefore, the contractual obligations are subject to fluctuations in the exchange rate.
(2) The lease for our office space in Bridgewater, New Jersey is subject to certain escalations for our proportionate share of increases in the building's operating costs.
(3) Certain of our consulting agreements provide for automatic renewal, which is not reflected in the table, unless terminated earlier by the parties to the respective agreements.

Effective June 20, 2011, we entered into a Master Services Agreement with Criterium under which CRITERIUM will provide professional and technical services in connection with the management of our planned Phase 1b/2a clinical trial for the treatment of multiple myeloma. The agreement, as amended, has an initial term that commences on the date of the agreement and runs for a period of twenty-nine (29) months. Our remaining financial obligation under the agreement is estimated to be $289,890 and is included in the above table.

Effective August 15, 2011, we entered into a Clinical Trial Research Agreement with Mayo Clinic, or MAYO, under which MAYO will perform our planned Phase 1b/2a clinical trial for the treatment of multiple myeloma. The agreement has an initial term that commences on the date of the agreement and continues until the study is completed and all final study documentation required to be provided is received and accepted by us. Our financial obligation under the agreement includes a fixed cost and a cost per patient and is not included in the above table.

Effective February 28, 2012, we entered into a Clinical Trial Research Agreement with University of Arkansas for Medical Sciences, or ARKANSAS, under which ARKANSAS will perform our planned Phase 1b/2a clinical trial for the treatment of multiple myeloma. The agreement has an initial term that commences on the date of the agreement and continues until the study is completed and all final study documentation required to be provided is received and accepted by us. Our financial obligation under the agreement includes a fixed cost and a cost per patient and is not included in the above table.

Effective March 5, 2012, we entered into a Clinical Trial Research Agreement with West Virginia University Research Corporation, or WVU, under which WVU will perform our planned Phase 1b/2a clinical trial for the treatment of multiple myeloma. The agreement has an initial term that commences on the date of the agreement and continues until the study is completed and all final study documentation required to be provided is received and accepted by us. Our financial obligation under the agreement includes a fixed cost and a cost per patient and is not included in the above table.

Effective September 1, 2012, we extended our research and development agreement with the University of Waterloo for an additional one-year period through August 31, 2013, in the amount of CAD $611,550, or approximately USD $612,000 and is not included in the above table. Research and development expenses under this agreement aggregated USD $573,368 for the year ended June 30, 2012, USD $622,872 for the year ended June 30, 2011, USD $672,693 for the year ended June 30, 2010, and USD $7,149,301 for the cumulative period from inception through June 30, 2012.

We expect our capital requirements to increase significantly over the next several years as we commence new research and development efforts, increase our business and administrative infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our business development and administrative staff.

Capital Resources

Since inception, we have generated revenues of $1,790,000 in connection with the initial fees and milestone payments received under our license and development agreements. We have also received $244,479 in grants. We have not been profitable since inception, we will continue to incur additional operating losses in the future, and we will require additional financing to continue the development and subsequent commercialization of our technology. While we do not expect to generate significant revenues from the licensing of our technology for several years, we may enter into additional licensing or other agreements with marketing and distribution partners that may result in additional license fees, receive revenues from contract research, or other related revenue.

Financing

On December 22, 2010, we initiated an ATM offering pursuant to which we, from time to time, may issue and sell shares of our common stock, par value $0.01 per share, with an aggregate offering price of up to $5,500,000. Such common stock will be offered and sold pursuant to a prospectus supplement filed with the Securities and Exchange Commission in connection with our shelf registration statement on Form S-3 (File No. 333-170140), which became effective on November 9, 2010.

Upon delivery of a placement notice by us, if any, the placement agent may sell the common stock in any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE MKT, or NYSE MKT, or sales made through a market maker other than on an exchange. The placement agent will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between the placement agent and us. We will pay the placement agent a commission of up to 6% of the gross proceeds from the sale of shares of the common stock, depending on the per share sales price. We have agreed to reimburse a portion of the placement agent's expenses in connection with the offering, up to an aggregate amount of $25,000. In addition, we granted customary indemnification rights to the placement agent.

The ATM will terminate upon the earlier of (1) the sale of all of the common stock subject to the ATM, or (2) upon termination by us or the placement agent. The placement agent may terminate the ATM in certain circumstances, including the occurrence of a material adverse change that, in the placement agent's reasonable judgment, may impair its ability to sell the common stock, our failure to satisfy any condition under the ATM or a suspension or limitation of trading of the common stock on the NYSE MKT. In addition, either we or the placement agent may terminate the ATM at any time and for any reason upon 10 days prior notice to the other party.

During the fiscal year ended June 30, 2012, we issued 1,834,557 shares of common stock under the ATM for gross proceeds in the amount of $509,670. From July 1, 2012 through September 1, 2012, we issued an additional 117,965 shares of common stock under the ATM for gross proceeds in the amount of $100,571. From inception of the ATM through September 15, 2012, we issued 8,099,909 shares of common stock for gross proceeds in the amount of $2,463,661.

In January 2012 and March 2012, we issued an aggregate of 11,007,739 shares of common stock and 4,926,949 warrants in a public offering for gross proceeds in the amount of $2,862,012.

We anticipate that, based upon our current cash balance at June 30, 2012 and the funds received under the ATM subsequent to June 30, 2012, we will be able to fund our operations through November 2012. However, we have the ability to raise additional capital through our ATM facility, utilize our unused line of credit and, if necessary, delay certain costs which will provide us with enough cash to fund our operations at least through March 31, 2013.

Over the next 12 months, we plan to fund our research and development and commercialization activities by:

- utilizing our current cash balance and investments,
- achieving some of the milestones set forth in our current licensing agreements,
- through the execution of additional licensing agreements for our technology, and
- through the placement of equity or debt instruments.

We cannot assure you that we will be able to raise money through any of the foregoing transactions, or on favorable terms, if at all.

Results of Operations

Fiscal Year ended June 30, 2012

Revenue

During the fiscal year ended June 30, 2012, we earned revenue in the amount of $200,000, which consisted of a milestone payment in connection with an agricultural license agreement.

We did not earn any revenue during the fiscal year ended June 30, 2011.

We anticipate that we will receive future milestone payments in connection with our current agricultural development and license agreements. Additionally, we anticipate that we may receive future royalty payments from our license agreements when our partners commercialize their crops containing our technology. However, it is difficult for us to determine our future revenue expectations because we are a development stage biotechnology company with no history of receiving development milestone payments or royalties, and the timing and outcome of our experiments, the timing of signing new partners and the timing of our partners moving through the development process into commercialization is difficult to accurately predict.

Operating expenses

	Fiscal Year Ended June 30,			
	2012	2011	Change	%
General and administrative	$ 2,724,144	$ 2,610,222	$ 113,922	4 %
Research and development	2,566,247	3,720,394	(1,154,147)	(31) %
Total operating expenses	$ 5,290,391	$ 6,330,616	$ (1,040,225)	(16) %

We expect operating expenses to increase over the next 12 months as we anticipate that research and development expenses will increase as we continue to expand our research and development activities.

General and administrative expenses

General and administrative expenses consist of the following:

	Fiscal Year ended June 30,	
	2012	2011
Stock-based compensation	$ 721,197	$ 709,207
Payroll and benefits	588,407	568,597
Investor relations	203,871	260.455
Professional fees	518,473	425,640
Depreciation and amortization	258,023	143,274
Other general and administrative expenses	434,173	503,049
Total general and administrative expenses	$ 2,724,144	$2,610,222

- Stock-based compensation for the fiscal years ended June 30, 2012 and June 30, 2011 consisted of the amortized portion of the Black-Scholes value of options, restricted stock units and warrants granted to directors, employees and consultants. During the fiscal years ended June 30, 2012 and 2011, the following options and warrants were granted to such individuals:

	June 30, 2012	June 30, 2011
Options	5,274,428	4,579,142
Warrants	None	305,000

  Stock-based compensation for the fiscal year ended June 30, 2012 was higher than the fiscal year ended June 30, 2011 primarily due to the greater number of options and warrants granted.

- Payroll and benefits for the fiscal year ended June 30, 2012 was higher than for the fiscal year ended June 30, 2011 primarily as a result of a 401K contribution made during the fiscal year ended June 30, 2012 and salary increases effective July 1, 2011. There was no 401K contribution during the fiscal year ended June 30, 2011.

- Investor relations fees for the fiscal year ended June 30, 2012 was lower than for the fiscal year ended June 30, 2011 primarily as a result of lower consultant fees.

- Professional fees for the fiscal year ended June 30, 2012 was higher than for the fiscal year ended June 30, 2011 primarily as a result of an increase in legal and accounting fees. Legal fees increased primarily due to fees incurred in connection with the exploration of alternative uses of our technology and discounts on legal fees that were recorded during the fiscal year ended June 30, 2011 but were not available during the fiscal year ended June 30, 2012. Accounting fees increased primarily due to the use of a consultant to prepare a valuation of the Company's intangible assets.

- Depreciation and amortization for the fiscal year ended June 30, 2012 was higher than for the fiscal year ended June 30, 2011 primarily as a result of an increase in amortization of patent costs.

- Other general and administrative expenses for the fiscal year ended June 30, 2012 was lower than for the fiscal year ended June 30, 2011 primarily due to a decrease in consultant costs, rent and telecom, which was partially offset by an increase in insurance costs.

We expect cash-based general and administrative expenses to remain relatively unchanged over the next twelve months.

Research and development expenses

	Fiscal Year Ended June 30,			
	2012	2011	Change	%
Stock-based compensation	$ 44,807	$ 41,159	$ 3,648	9%
Payroll	167,834	176,646	(8,812)	(5)%
Research contract with the University of Waterloo	573,368	622,872	(49,504)	(8)%
Other research and development	1,780,238	2,879,717	(1,099,479)	(38)%
Total research and development	$2,566,247	$3,720,394	$ (1,154,147)	(31)%

- Stock-based compensation for the fiscal year ended June 30, 2012 was higher than the fiscal year ended June 30, 2011 primarily because the number of options granted during the fiscal year ended June 30, 2012 was higher than the fiscal year ended June 30, 2011.
- Payroll for the fiscal year ended June 30, 2012 was lower than for the fiscal year ended June 30, 2011 primarily as a result of a bonus that was paid to the VP-Research during the fiscal year ended June 30, 2011. There were no bonuses paid during the fiscal year ended June 30, 2012.
- The cost associated with the research contract with the University of Waterloo for the fiscal year ended June 30, 2012 were lower than for the fiscal year ended June 30, 2011 primarily due to a reduction in the amount being funded for agricultural research, effective, March 1, 2011.
- Other research and development costs for the fiscal year ended June 30, 2012 was lower than for the fiscal year ended June 30, 2011 primarily due to a decrease in the costs incurred in connection with our development of SNS01-T for multiple myeloma. Specifically, during the fiscal year ended June 30, 2011, we incurred significant costs related to our filing and follow-up of our investigational new drug application, pivotal toxicology study and other preclinical work that we did not incur during the fiscal year ended June 30, 2012. This was partially offset by costs incurred related to the performance of the Phase 1b/2a clinical trial for multiple myeloma which were not incurred during the fiscal year ended June 30, 2011.

The breakdown of our research and development expenses between our agricultural and human therapeutic research programs are as follows:

	Fiscal Year ended June 30,			
	2012	%	2011	%
Agricultural research programs	$ 279,736	11%	$ 467,141	13%
Human therapeutic research programs	2,286,511	89%	3,253,253	87%
Total research and development expenses	$2,566,247	100%	$3,720,394	100%

- Agricultural research expenses for the fiscal year ended June 30, 2012 were lower than for the fiscal year ended June 30, 2011 primarily due to a reduction in the funding for agricultural research at the University of Waterloo and a reduction in the funding for banana field trials due to the conversion of the joint collaboration agreement with Rahan Meristem into a license agreement in December 2011.
- Human therapeutic research expenses for the fiscal year ended June 30, 2012 were lower than for the fiscal year ended June 30, 2011 primarily as a result of the timing of certain aspects of the development of our drug candidate, SNS01-T, for treating multiple myeloma. Specifically, during the fiscal year ended June 30, 2011, we incurred costs related to our filing and follow-up of our investigational new drug application, pivotal toxicology studies and other pre-clinical work that we did not incur during the fiscal year ended June 30, 2012. This was partially offset by costs incurred related to the performance of the Phase 1b/2a clinical trial for multiple myeloma which were not incurred during the fiscal year ended June 30, 2011.

We expect our human therapeutic research program to increase as a percentage of the total research and development expenses as we continue our current research projects and begin new human therapeutic initiatives, in particular as they relate to the clinical development of our drug candidate, SNS01-T, for treating multiple myeloma and other cancers.

Other non-operating income and expense

Grant income

We did not receive any grant income during the fiscal year ended June 30, 2012.

We received grant income under the Qualified Therapeutic Discovery Project in the amount of $244,479 during the fiscal year ended June 30, 2011. The funds were granted in connection with our program for the use of our lead therapeutic candidate, SNS01-T, in multiple myeloma.

Fair value – warrant liability

The amounts represent the change in the fair value of the warrant liability for the fiscal years ended June 30, 2012 and 2011.

Other noncash expense or income

During the fiscal year ended June 30, 2011, the exercise price of 4,088,540 warrants was adjusted from $0.50 to $0.32 in exchange for those warrant holders giving up their right to future adjustments to the exercise price. This resulted in a charge to stock-based compensation of $115,869.

Write-off of patents abandoned

During the fiscal years ended June 30, 2012 and June 30, 2011, we reviewed our patent portfolio in order to determine if we could reduce our cost of patent prosecution and maintenance. We identified several patents and patents pending that we believe we no longer need to maintain without having a material impact on the portfolio. We determined that we would no longer incur the cost to prosecute or maintain those patents or patents pending. Therefore, we wrote-off the net book value of those patents and patents pending in the amounts of $321,137 and $1,588,087, respectively.

Fiscal Year ended June 30, 2011

Revenue

We did not earn any revenue during the fiscal year ended June 30, 2011.

During the fiscal year ended June 30, 2010, we earned revenue in the amount of $140,000, which consisted of milestone payments in connection with certain agricultural license agreements.

Operating expenses

	Fiscal Year Ended June 30,			
	2011	2010	Change	%
General and administrative	$ 2,610,222	$ 2,349,116	$ 261,106	11 %
Research and development	3,720,394	2,637,407	1,082,987	41 %
Total operating expenses	$ 6,330,616	$ 4,986,523	$ 1,344,093	27 %

General and administrative expenses

General and administrative expenses consist of the following:

	Fiscal Year ended June 30,	
	2011	2010
Stock-based compensation	$ 709,207	$ 433,414
Payroll and benefits	568,597	655,958
Investor relations	260,455	250,893
Professional fees	425,640	509,838
Depreciation and amortization	143,274	126,567
Other general and administrative expenses	503,049	372,446
Total general and administrative expenses	$ 2,610,222	$2,349,116

- Stock-based compensation in for the fiscal years ended June 30, 2011 and 2010 consisted of the amortized portion of the Black-Scholes value of options, restricted stock units and warrants granted to directors, employees and consultants. During the fiscal years ended June 30, 2011 and 2010, the following options and warrants were granted to such individuals:

	June 30, 2011	June 30, 2010
Options	4,579,142	2,951,760
Warrants	305,000	154,184

Stock-based compensation for the fiscal year ended June 30, 2011 was higher than the fiscal year ended June 30, 2010 primarily due to the greater number of options and warrants granted.

- Payroll and benefits for the fiscal year ended June 30, 2011 was lower than the fiscal year ended June 30, 2010 primarily due to the resignation of the VP-Corporate Development during the fiscal year ended June 30, 2010.
- Investor relations expense for the fiscal year ended June 30, 2011 was higher than the fiscal year ended June 30, 2010 primarily as a result of an increase in investor relations consulting costs.
- Professional fees for the fiscal year ended June 30, 2011 were lower than the fiscal year ended June 30, 2010 primarily as a result of a decrease in legal fees. Legal fees decreased primarily due to discounts negotiated with our law firm and not incurring fees related to the resignation of our former President and CEO and the VP-Corporate Development, the redemption of our convertible notes, the Stanford bankruptcy and other regulatory issues which were during the fiscal year ended June 30, 2010.
- Depreciation and amortization for the fiscal year ended June 30, 2011 was higher than the fiscal year ended June 30, 2010 primarily as a result of an increase in amortization of patent costs.

Research and development expenses

	Fiscal Year Ended June 30,			
	2011	2010	Change	%
Stock-based compensation	$ 41,159	$ 7,025	$ 34,134	486%
Other research and development	3,679,235	2,630,382	1,048,853	40%
Total research and development	$3,720,394	$2,637,407	$ 1,082,987	41%

- Stock-based compensation for the fiscal year ended June 30, 2011 was higher than the fiscal year ended June 30, 2010 primarily because the number of options granted during the fiscal year ended June 30, 2011 was higher than during the fiscal year ended June 30, 2010.
- Other research and development costs for the fiscal year ended June 30, 2011 was higher than the fiscal year ended June 30, 2010 primarily as a result of the expansion of our human therapeutic programs, specifically performing the pivotal toxicology study and submitting the IND for our multiple myeloma project.

The breakdown of our research and development expenses between our agricultural and human therapeutic research programs are as follows:

	Fiscal Year ended June 30,			
	2011	%	2010	%
Agricultural research programs	$ 467,141	13%	$ 553,620	21%
Human therapeutic research programs	3,253,253	87%	2,083,787	79%
Total research and development expenses	$3,720,394	100%	$2,637,407	100%

- Agricultural research expenses for the fiscal year ended June 30, 2011 were lower than the fiscal year ended June 30, 2010 primarily as a result of a decrease in the allocation of payroll from agriculture to human therapeutics.
- Human therapeutic research expenses for the fiscal year ended June 30, 2011 were higher than the fiscal year ended June 30, 2010 primarily as a result of the progress of the ongoing multiple myeloma project.

Other non-operating income and expense

Grant income

We received grant income under the Qualified Therapeutic Discovery Project in the amount of $244,479 during the fiscal year ended June 30, 2011. The funds were granted in connection with our program for the use of our lead therapeutic candidate, SNS01-T, in multiple myeloma.

Fair value – warrant liability

This decrease of $1,782,535 was primarily due to a decrease in the number of warrants that are accounted for as a liability as the terms that gave rise to liability accounting for these warrants were modified by the holders during the fiscal year ended June 30, 2011. Accordingly, $1,173,296 of the decrease was recorded as an increase to capital in excess of par with the balance of the decrease in the amount of $609,239 being recorded as income from the change in the Black-Scholes value of the remaining warrants.

Other noncash expense or income

During the fiscal year ended June 30, 2011, the exercise price of 4,088,540 warrants was adjusted from $0.50 to $0.32 in exchange for those warrant holders giving up their right to future adjustments to the exercise price. This resulted in a charge to stock-based compensation of $115,869.

Write-off of patents abandoned

During the fiscal year ended June 30, 2011, we reviewed our patent portfolio in order to determine if we could reduce our cost of patent prosecution and maintenance. We identified several patents and patents pending that we believe we no longer need to maintain without having a material impact on the portfolio. We determined that we would no longer incur the cost to prosecute or maintain those patents or patents pending. Therefore, we wrote-off the net book value of those patents and patents pending in the amount of $1,588,087.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

Our financial statements are denominated in United States dollars and, except for our agreement with the University of Waterloo, which is denominated in Canadian dollars, all of our contracts are denominated in United States dollars. Therefore, we believe that fluctuations in foreign currency exchange rates will not result in any material adverse effect on our financial condition or results of operations. In the event we derive a greater portion of our revenues from international operations or in the event a greater portion of our expenses are incurred internationally and denominated in a foreign currency, then changes in foreign currency exchange rates could affect our results of operations and financial condition.

Interest Rate Risk

We invest in high-quality financial instruments, primarily money market funds, with an effective duration of the portfolio of less than one year which we believe are subject to limited credit risk. We currently do not hedge our interest rate exposure. Due to the short-term nature of our investments, which we plan to hold until maturity, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are included in this Annual Report on Form 10-K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our company's principle executive and principal financial officers and effected by our company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorization of management and directors of our company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our company's internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, management has concluded that, as of June 30, 2012 our company's internal control over financial reporting is effective.

Management's report was not subject to attestation by the company's registered public accounting firm pursuant to applicable law that permits the Company to provide only management's report in this annual report.

Changes in Internal Controls Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information relating to our directors, nominees for election as directors and executive officers under the headings "Election of Directors" and "Executive Officers" in our definitive proxy statement for the 2013 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 11. Executive Compensation.

The discussion under the heading "Executive Compensation" in our definitive proxy statement for the 2013 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2013 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The discussion under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for the 2013 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 14. Principal Accounting Fees and Services.

The discussion under the heading "Principal Accountant Fees and Services" in our definitive proxy statement for the 2013 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements.

Reference is made to the Index to Financial Statements on Page F-1.

(a) (2) Financial Statement Schedules.

None.

(a) (3) Exhibits.

Reference is made to the Exhibit Index on Page 59.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 28th day of September 2012.

SENESCO TECHNOLOGIES, INC.

By: /s/ Leslie J. Browne
Leslie J. Browne, Ph.D., President and Chief Executive Officer
(principal executive officer)

By: /s/ Joel Brooks
Joel Brooks, Chief Financial Officer, Secretary and Treasurer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harlan W. Waksal, M.D. Harlan W. Waksal, M.D.	Chairman and Director	September 28, 2012
/s/ Leslie J. Browne, Ph.D. Leslie J. Browne, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	September 28, 2012
/s/ Joel Brooks Joel Brooks	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	September 28, 2012
/s/ John E. Thompson John E. Thompson	Executive Vice President, Chief Scientific Officer and Director	September 28, 2012
/s/ John Braca John Braca	Director	September 28, 2012
/s/ Christopher Forbes Christopher Forbes	Director	September 28, 2012
/s/ Warren J. Isabelle Warren J. Isabelle	Director	September 28, 2012
/s/ Thomas C. Quick Thomas C. Quick	Director	September 28, 2012
/s/ David Rector David Rector	Director	September 28, 2012
/s/ Rudolf Stalder Rudolf Stalder	Director	September 28, 2012
/s/ Jack Van Hulst Jack Van Hulst	Director	September 28, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Merger Agreement and Plan of Merger by and among Nava Leisure USA, Inc., an Idaho corporation, the Principal Stockholders (as defined therein), Nava Leisure Acquisition Corp., and Senesco, Inc., dated October 9, 1998. (Incorporated by reference to Senesco Technologies, Inc. definitive proxy statement on Schedule 14A dated January 11, 1999.)
2.2	Merger Agreement and Plan of Merger by and between Senesco Technologies, Inc., an Idaho corporation, and Senesco Technologies, Inc., a Delaware corporation, dated September 30, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 1999.)
3.1	Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on January 22, 2007. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2006.)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on January 22, 2008. (Incorporated by reference to Exhibit 3.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2007.)
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on September 22, 2009. (Incorporated by reference to Exhibit 3.3 of Senesco Technologies, Inc. annual report on Form 10-K/A for the period ended June 30, 2009.)
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on May 25, 2010. (Incorporated by reference to Exhibit 3.1 to Senesco Technologies, Inc. current report on Form 8-K filed on May 28, 2010.)
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on December 22, 2011. (Incorporated by reference to Exhibit 3.1 to Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2011.)
3.6	Amended and Restated By-laws of Senesco Technologies, Inc. as adopted on October 2, 2000. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2000.)
3.7	Certificate of Designations to the Company's Certificate of Incorporation (Series A)(Incorporated by reference to Exhibit 3.1 to Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010)
3.8	Certificate of Designations to the Company's Certificate of Incorporation (Series B)(Incorporated by reference to Exhibit 3.2 to Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010)

Exhibit No.	Description of Exhibit
4.1	Form of Series A Warrant issued to YA Global Investments, L.P. (Incorporated by reference to Exhibit 4.15 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.2	Form of Series A Warrant issued to Stanford Venture Capital Holdings, Inc. (Incorporated by reference to Exhibit 4.16 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.3	Form of Series B Warrant issued to YA Global Investments, L.P. (Incorporated by reference to Exhibit 4.19 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.4	Form of Series B Warrant issued to Stanford Venture Capital Holdings, Inc. (Incorporated by reference to Exhibit 4.20 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.5	Form of Warrant issued to H.C. Wainwright & Co., Inc or its designees. (Incorporated by reference to Exhibit 4.21 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2008.)
4.6	Form of Series A Warrant issued to Partlet Holdings Ltd. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 10, 2009.)
4.7	Form of Series B Warrant issued to Partlet Holdings Ltd. (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 10, 2009.)
4.8	Form of Series A Warrant issued to each of Robert Forbes, Timothy Forbes, Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.9	Form of Series B Warrant issued to each of Robert Forbes, Timothy Forbes, Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.10	Form of Series A Warrant issued to Cato Holding Company. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.11	Form of Series B Warrant issued to Cato Holding Company. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.12	Form of Series A Common Stock Purchase Warrant issued to certain accredited investors (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)

Exhibit No.	Description of Exhibit
4.13	Form of Series B Common Stock Purchase Warrant issued to certain affiliated investors (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
4.14	Form of Warrant (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K filed on January 9, 2012.)
4.15	Form of Warrant (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 2, 2012.)
4.16 †	Form of Warrant Clarification Letter (filed herewith.)
10.1	Indemnification Agreement by and between Senesco Technologies, Inc. and Christopher Forbes, dated January 21, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.)
10.2	Indemnification Agreement by and between Senesco Technologies, Inc. and Thomas C. Quick, dated February 23, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 1999.)
10.3	Indemnification Agreement by and between Senesco Technologies, Inc. and Ruedi Stalder, dated March 1, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 1999.)
10.4	Indemnification Agreement by and between Senesco Technologies, Inc. and Jack Van Hulst, dated January 16, 2007. (Incorporated by reference to Exhibit 10.13 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007)
10.5	Indemnification Agreement by and between Senesco Technologies, Inc. and John Braca, dated October 8, 2003. (Incorporated by reference to Exhibit 10.38 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2004.)
10.6	Indemnification Agreement by and between Senesco Technologies, Inc. and David Rector dated as of April, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2004.)
10.7	Indemnification Agreement by and between Senesco Technologies, Inc. and Harlan W. Waksal, M.D. dated as of October 24, 2008. (Incorporated by reference to Exhibit 10.8 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.8	Indemnification Agreement by and between Senesco Technologies, Inc. and Warren Isabelle dated as of June 8, 2009. (Incorporated by reference to Exhibit 10.9 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.9	Indemnification Agreement by and between Senesco Technologies, Inc. and Leslie J. Browne, Ph.D. dated as of May 25, 2010. (Incorporated by reference to Exhibit 10.2

Exhibit No.	Description of Exhibit
	of Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2010.)
10.10	Nondisclosure, Noncompetition and Invention Assignment Agreement by and between Leslie J. Browne, Ph.D. and Senesco Technologies, Inc. dated May 25, 2010. (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2010.)
10.11*	Consulting Agreement by and between Senesco Technologies, Inc. and John E. Thompson, Ph.D., dated July 12, 1999. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2000.)
10.12*	Amendment to Consulting Agreement of July 12, 1999, as modified on February 8, 2001, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated December 13, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.)
10.13 *	Amendment # 5 to Consulting Agreement of July 12, 1999, as modified, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated June 15, 2007. (Incorporated by reference to Exhibit 10.49 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.14 *	Amendment # 6 to Consulting Agreement of July 12, 1999, as modified, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated June 25, 2009. (Incorporated by reference to Exhibit 10.17 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.15 *	Amendment # 7 to Consulting Agreement of July 12, 1999, as modified, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated June 20, 2011.
10.16 +	Development Agreement by and between Senesco Technologies, Inc. and ArborGen, LLC, dated June 28, 2002. (Incorporated by reference to Exhibit 10.31 of Senesco Technologies, Inc. annual report on Form 10-KSB for the year ended June 30, 2002.)
10.17 +	Commercial License Agreement by and between Senesco Technologies, Inc. and ArborGen, LLC dated as of December 21, 2006. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2006.)
10.18 +	Development and License Agreement by and between Senesco Technologies, Inc. and Calwest Seeds, dated September 14, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2002.)
10.19 +	Development and License Agreement by and between Senesco Technologies, Inc. and The Scotts Company, dated March 8, 2004. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2004.)
10.20 +	Development and License Agreement with Broin and Associates, Inc. (currently known as Poet) dated as of October 14, 2004. (Incorporated by reference to Exhibit

Exhibit No.	Description of Exhibit
	10.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2004.)
10.21 +	License Agreement by and between Senesco Technologies, Inc. and Bayer CropScience GmbH, dated as of November 8, 2006. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-Q for the quarterly period ended December 31, 2006.)
10.22 +	License Agreement with Bayer CropScience AG dated as of July 23, 2007. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2007.)
10.23 +	Patent License Agreement with Monsanto Company dated as of August 6, 2007. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2007.)
10.24 +	License Agreement with Bayer CropScience AG dated as of September 17, 2007. (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2007.)
10.25 +	Biofuels Evaluation and License Agreement by and between BioCorp Ventures LLC, Senesco Technologies, Inc. and Senesco, Inc. dated February 8, 2012. (Incorporated by reference Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended March 31, 2012.)
10.26+	Amended and Restated Agreement by and between Rahan Meristem (1998) LTD., Senesco Technologies, Inc. and Senesco, Inc. dated December 22, 2011. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2011.)
10.27	Research Agreement by and among Senesco Technologies, Inc., Dr. John E. Thompson and the University of Waterloo, dated September 1, 1998, as amended. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.)
10.28	Amendment to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated September 1, 2010. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2010.)
10.29	Amendment to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated December 1, 2010. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2010.)
10.30	Amendment to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated September 1, 2011. (Incorporated by reference to Exhibit 10.29 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2011.)
10.31 †	Amendment to Research Agreement by and among the University of Waterloo,

Exhibit No.	Description of Exhibit
	Senesco, Inc., and Dr. John E. Thompson, Ph.D., dated June 11, 2012. (filed herewith.)
10.32 †	Amendment to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated September 1, 2012. (filed herewith.)
10.33 +	Master Product Sale Agreement with VGXI, Inc. dated as of June 27, 2008. (Incorporated by reference to Exhibit 10.29 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2008.)
10.34	Master Product Sale Agreement with Polyplus-transfection dated as of June 30, 2008. (Incorporated by reference to Exhibit 10.30 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2008.)
10.35	Proposal for Manufacture and Supply by and between Avecia Biotechnology, Inc. and Senesco Technologies, Inc. dated as of September 4, 2008. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2008.)
10.36	Master Services Agreement by and between Criterium, Inc. and Senesco Technologies, Inc. dated June 20, 2011. (Incorporated by reference to Exhibit 10.35 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2011.)
10.37	Clinical Trial Research Agreement by and between Mayo Clinic and Senesco Technologies, Inc. dated August 15, 2011. (Incorporated by reference to Exhibit 10.36 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2011.)
10.38	Agreement for Service on Senesco Technologies, Inc. Scientific Advisory Board by and between Senesco Technologies, Inc. and Dr. Charles A. Dinarello, dated February 12, 2002. (Incorporated by reference to Exhibit 10.6 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.)
10.39	Agreement for Service on Senesco Technologies, Inc. Scientific Advisory Board by and between Senesco Technologies, Inc. and James W. Mier, M.D., dated April 2, 2007. (Incorporated by reference to Exhibit 10.43 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.40	Securities Purchase Agreement by and between Senesco Technologies, Inc. and Partlet Holdings Ltd. Dated as of July 9, 2009. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 10, 2009.)
10.41	Securities Purchase Agreement by and between Senesco Technologies, Inc. and each of Robert Forbes, Timothy Forbes, Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation dated as of July 29, 2009. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K , filed on July 30, 2009.)

Exhibit No.	Description of Exhibit
10.42	Securities Purchase Agreement by and between Senesco Technologies, Inc. and Cato Holding Company dated as of July 29, 2009. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K , filed on July 30, 2009.)
10.43	Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain investors (Non-Affiliates). (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.44	Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain investors (Non-Affiliates). (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.45	Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain investors (Affiliates). (Incorporated by reference to Exhibit 10.4 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.46	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on January 9, 2012.)
10.47	Form of Securities Purchase Agreement (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 2, 2012.)
10.48	Registration Rights Agreement dated March 26, 2010 by and between Senesco Technologies, Inc. and certain investors. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.49	Sublease Agreement, dated as of May 16, 2011 and effective as of May 19, 2011, by and between Norris, McLaughlin & Marcus, P.A., as Sublandlord, and Senesco Technologies, Inc., as Subtenant. (Incorporated by reference to Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2011.)
10.50	Credit Agreement dated as of February 17, 2010 by and between Senesco Technologies, Inc. and JMP Securities. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended March 31, 2010.)
10.51	Promissory Note by and among J.P. Morgan Clearing Corp. and Senesco Technologies, Inc., dated April 8, 2011. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended March 31, 2011.)
10.52	At Market Issuance Sales Agreement by and between Senesco Technologies Inc. and McNicoll, Lewis & Vlak LLC dated December 22, 2010. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on December 22, 2010.)
10.53 *	1998 Stock Incentive Plan, as amended on December 13, 2002. (Incorporated by reference to Exhibit 10.7 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.)

Exhibit No.	Description of Exhibit
10.54*	Senesco Technologies, Inc. 2008 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2008.)
10.55*	Amendment to Senesco Technologies, Inc. 2008 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on May 28, 2010.)
10.56*	Form of Stock Option Agreement under the Senesco Technologies, Inc. 2008 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.5 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2009.)
10.57*	Form of Restricted Stock Unit Issuance Agreement under the Senesco Technologies, Inc. 2008 Stock Incentive Plan. (Incorporated by reference to exhibit 10.6 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2009.)
21	Subsidiaries of the Registrant. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 1999.)
23.1 †	Consent of McGladrey, LLP.
31.1 †	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 †	Certification of the principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 †	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 †	Certification of the principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 13(a) of Form 10-K.

† Filed herewith.

\+ The SEC granted Confidential Treatment for portions of this Exhibit.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Leslie J. Browne, Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2012

/s/ Leslie J. Browne
Leslie J. Browne, Ph.D.
President and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Joel Brooks, certify that:

1. I have reviewed this Annual Report on Form 10-K of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent

evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2012

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer, Secretary and Treasurer
(principal financial and accounting officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Senesco Technologies, Inc. for the year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Leslie J. Browne, Ph.D, President and Chief Executive Officer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: September 28, 2012

/s/ Leslie J. Browne *
Leslie J. Browne, Ph.D
President and Chief Executive Officer
(principal executive officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Senesco Technologies, Inc. for the year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Joel Brooks, Chief Financial Officer, Secretary and Treasurer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: September 28, 2012

/s/ Joel Brooks *
Joel Brooks
Chief Financial Officer, Secretary and Treasurer
(principal financial and accounting officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

SENESCO TECHNOLOGIES, INC.

AND SUBSIDIARY

(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2012

SENESCO TECHNOLOGIES, INC AND SUBSIDIARY
(a development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Senesco Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Senesco Technologies, Inc. and Subsidiary (a development stage company) as of June 30, 2012 and June 30, 2011, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2012 and cumulative amounts from July 1, 1998 (inception) to June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senesco Technologies, Inc. and Subsidiary as of June 30, 2012 and June 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 and cumulative amounts from July 1, 1998 (inception) to June 30, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, generated minimal revenues, and continues to incur significant expenses that exceed revenue streams. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGladrey LLP
New York, New York
September 28, 2012

|

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2012	June 30, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,001,325	$ 3,609,954
Prepaid research services and supplies and expenses	1,548,524	1,446,064
Total Current Assets	3,549,849	5,056,018
Equipment, furniture and fixtures, net	5,857	3,782
Intangibles, net	3,393,992	3,524,731
Deferred income tax assets, net	-	-
Security deposit	5,171	12,358
TOTAL ASSETS	$ 6,954,869	$ 8,596,889
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 594,514	$ 559,525
Accrued expenses	369,695	509,806
Line of credit	2,199,108	2,199,108
Total Current Liabilities	3,163,317	3,268,439
Warrant liabilities	238,796	711,259
Grant payable	99,728	99,728
TOTAL LIABILITIES	3,501,841	4,079,426
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value, authorized 5,000,000 shares		
Series A 10,297 shares issued and 3,379 and 3,690 shares outstanding, respectively (liquidation preference of $3,463,475 and $3,782,250 at June 30, 2012 and June 30, 2011, respectively)	34	37
Series B 1,200 shares issued and outstanding (liquidation preference of $1,230,000 and $1,230,000 at June 30, 2012 and June 30, 2011, respectively)	12	12
Common stock, $0.01 par value, authorized 350,000,000 shares, issued and outstanding 94,112,483 and 77,769,677, respectively	941,125	777,697
Capital in excess of par	69,952,152	64,488,152
Deficit accumulated during the development stage	(67,440,295)	(60,748,435)
Total Stockholders' Equity	3,453,028	4,517,463
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,954,869	$ 8,596,889

See Notes to Consolidated Financial Statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended June 30,			Cumulative Amounts from
	2012	2011	2010	Inception
Revenue	$ 200,000	$ -	$ 140,000	$ 1,790,000
Operating expenses:				
General and administrative	2,724,144	2,610,222	2,349,116	31,614,677
Research and development	2,566,247	3,720,394	2,637,407	21,235,605
Total operating expenses	5,290,391	6,330,616	4,986,523	52,850,282
Loss from operations	(5,090,391)	(6,330,616)	(4,846,523)	(51,060,282)
Other non-operating income (expense)				
Grant income	-	244,479	-	244,479
Fair value – warrant liability	472,463	609,239	2,516,661	8,330,130
Sale of state income tax loss – net	-	-	-	586,442
Other noncash (expense) income, net	-	(115,869)	-	205,390
Loss on extinguishment of debt	-	-	(361,877)	(361,877)
Write-off of patents abandoned	(321,137)	(1,588,087)	-	(1,909,224)
Amortization of debt discount and financing costs	-	-	(10,081,107)	(11,227,870)
Interest expense – convertible notes	-	-	(586,532)	(2,027,930)
Interest (expense) income - net	(127,068)	(88,122)	(24,135)	283,988
Net loss	(5,066,133)	(7,268,976)	(13,383,513)	(56,936,754)
Preferred dividends	(1,625,727)	(2,638,300)	(6,239,514)	(10,503,541)
Loss applicable to common shares	$ (6,691,860)	$ (9,907,276)	$ (19,623,027)	$ (67,440,295)
Basic and diluted net loss per common share	$ (0.08)	$ (0.14)	$ (0.67)	
Basic and diluted weighted-average number of common shares outstanding	85,703,291	69,332,477	29,112,976	

See Notes to Consolidated Financial Statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2012

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Common stock outstanding	-	$ -	2,000,462	$ 20,005	$ (20,005)	$ -	$ -
Contribution of capital	-	-	-	-	85,179	-	85,179
Issuance of common stock in reverse merger on January 22, 1999 at $0.01 per share	-	-	3,400,000	34,000	(34,000)	-	-
Issuance of common stock for cash on May 21, 1999 at $2.63437 per share	-	-	759,194	7,592	1,988,390	-	1,995,982
Issuance of common stock for placement fees on May 21, 1999 at $0.01 per share	-	-	53,144	531	(531)	-	-
Net loss	-	-	-	-	-	(1,168,995)	(1,168,995)
Balance at June 30, 1999	-	-	6,212,800	62,128	2,019,033	(1,168,995)	912,166
Issuance of common stock for cash on January 26, 2000 at $2.867647 per share	-	-	17,436	174	49,826	-	50,000
Issuance of common stock for cash on January 31, 2000 at $2.87875 per share	-	-	34,737	347	99,653	-	100,000
Issuance of common stock for cash on February 4, 2000 at $2.924582 per share	-	-	85,191	852	249,148	-	250,000
Issuance of common stock for cash on March 15, 2000 at $2.527875 per share	-	-	51,428	514	129,486	-	130,000
Issuance of common stock for cash on June 22, 2000 at $1.50 per share	-	-	1,471,700	14,718	2,192,833	-	2,207,551
Commissions, legal and bank fees associated with issuances for the year ended June 30, 2000	-	-	-	-	(260,595)	-	(260,595)
Fair market value of options and warrants vested during the year ended June 30, 2000	-	-	-	-	1,475,927	-	1,475,927
Net loss	-	-	-	-	-	(3,346,491)	(3,346,491)
Balance at June 30, 2000	-	-	7,873,292	78,733	5,955,311	(4,515,486)	1,518,558
Fair market value of options and warrants vested during the year ended June 30, 2001	-	-	-	-	308,619	-	308,619
Net loss	-	-	-	-	-	(2,033,890)	(2,033,890)
Balance at June 30, 2001	-	-	7,873,292	78,733	6,263,930	(6,549,376)	(206,713)

continued

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2012

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Issuance of common stock and warrants for cash from November 30, 2001 through April 17, 2002 at $1.75 per unit	-	$ -	3,701,430	$ 37,014	$ 6,440,486	$ -	$ 6,477,500
Issuance of common stock and warrants associated with bridge loan conversion on December 3, 2001	-	-	305,323	3,053	531,263	-	534,316
Commissions, legal and bank fees associated with issuances during the year ended June 30, 2002	-	-	-	-	(846,444)	-	(846,444)
Fair market value of options and warrants vested during the year ended June 30, 2002	-	-	-	-	1,848,726	-	1,848,726
Net loss	-	-	-	-	-	(3,021,709)	(3,021,709)
Balance at June 30, 2002	-	-	11,880,045	118,800	14,237,961	(9,571,085)	4,785,676
Fair market value of options and warrants vested during the year ended June 30, 2003	-	-	-	-	848,842	-	848,842
Net loss	-	-	-	-	-	(2,778,004)	(2,778,004)
Balance at June 30, 2003	-	-	11,880,045	118,800	15,086,803	(12,349,089)	2,856,514
Issuance of common stock and warrants for cash from January 15, 2004 through February 12, 2004 at $2.37 per unit	-	-	1,536,922	15,369	3,627,131	-	3,642,500
Allocation of proceeds to warrants	-	-	-	-	(2,099,090)	-	(2,099,090)
Reclassification of warrants	-	-	-	-	1,913,463	-	1,913,463
Commissions, legal and bank fees associated with issuances for the year ended June 30, 2004	-	-	-	-	(378,624)	-	(378,624)
Fair market value of options and warrants vested during the year ended June 30, 2004	-	-	-	-	1,826,514	-	1,826,514
Options and warrants exercised during the year ended June 30, 2004 at exercise prices ranging from $1.00 to $3.25	-	-	370,283	3,704	692,945	-	696,649
Net loss	-	-	-	-	-	(3,726,951)	(3,726,951)
Balance at June 30, 2004	-	-	13,787,250	137,873	20,669,142	(16,076,040)	4,730,975

continued

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2012

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Issuance of common stock and warrants for cash on May 9, 2005 at $2.11 per unit	-	$ -	1,595,651	$ 15,957	$ 3,350,872	$ -	$ 3,366,829
Allocation of proceeds to warrants	-	-	-	-	(1,715,347)	-	(1,715,347)
Reclassification of warrants	-	-	-	-	1,579,715	-	1,579,715
Commissions, legal and bank fees associated with the issuance on May 9, 2005	-	-	-	-	(428,863)	-	(428,863)
Options and warrants exercised during the year ended June 30, 2005 at exercise prices ranging from $1.50 to $3.25	-	-	84,487	844	60,281	-	61,125
Fair market value of options and warrants vested during the year ended June 30, 2005	-	-	-	-	974,235	-	974,235
Net loss	-	-	-	-	-	(2,978,918)	(2,978,918)
Balance at June 30, 2005	-	-	15,467,388	154,674	24,490,035	(19,054,958)	5,589,751
Warrants exercised during the year ended June 30, 2006 at an exercise price of $0.01	-	-	10,000	100	-	-	100
Fair market value of options and warrants vested during the year ended June 30, 2006	-	-	-	-	677,000	-	677,000
Net loss	-	-	-	-	-	(3,314,885)	(3,314,885)
Balance at June 30, 2006	-	-	15,477,388	154,774	25,167,035	(22,369,843)	2,951,966
Issuance of common stock and warrants for cash on October 10, 2006 at $1.135 per unit	-	-	1,986,306	19,863	2,229,628	-	2,249,491
Commissions, legal and bank fees associated with the issuance on October 10, 2006	-	-	-	-	(230,483)	-	(230,483)
Warrants exercised during the year ended June 30, 2007 at an exercise price of $0.01	-	-	10,000	100	-	-	100
Fair market value of options and warrants vested during the year ended June 30, 2007	-	-	-	-	970,162	-	970,162
Net loss	-	-	-	-	-	(3,251,697)	(3,251,697)
Balance at June 30, 2007	-	-	17,473,694	174,737	28,136,342	(25,621,540)	2,689,539

continued

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2012

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Fair market value of options and warrants vested during the year ended June 30, 2008	-	$ -	-	$ -	$ 1,536,968	$ -	$ 1,536,968
Allocation of proceeds, net of fees paid to holder, from the issuance of convertible notes and warrants on September 21, 2007, October 16, 2007, December 20, 2007, and June 30, 2008	-	-	-	-	9,340,000	-	9,340,000
Convertible notes converted into common stock during the year ended June 30, 2008	-	-	555,556	5,556	430,952	-	436,508
Issuance of common stock in lieu of cash payment for interest during the year ended June 30, 2008	-	-	345,867	3,458	430,696	-	434,154
Net loss	-	-	-	-	-	(4,601,490)	(4,601,490)
Balance at June 30, 2008	-	-	18,375,117	183,751	39,874,958	(30,223,030)	9,835,679
Fair market value of options and warrants vested during the year ended June 30, 2009	-	-	-	-	506,847	-	506,847
Warrants exercised during the year ended June 30, 2009 at an exercise price of $0.01	-	-	2,395	24	(24)	-	-
Issuance of common stock in lieu of cash payment for interest during the year ended June 30, 2009	-	-	1,271,831	12,718	994,526	-	1,007,244
Convertible notes converted into common stock during the year ended June 30, 2009	-	-	50,000	500	44,433	-	44,933
Issuance of common stock in connection with Short-Term Incentive Plan during the year ended June 30, 2009	-	-	112,700	1,127	(1,127)	-	-
Net loss	-	-	-	-	-	(5,726,869)	(5,726,869)
Balance at June 30, 2009	-	-	19,812,043	198,120	41,419,613	(35,949,899)	5,667,834

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2012

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Cumulative effect of change in accounting principle- implementation of FASB ASC Topic 815-40	-	$ -	-	$ -	$ (7,931,875)	$ 4,731,767	$ (3,200,108)
Issuance of common stock and warrants for cash on July 9, 2009 and September 30, 2009 at $0.90 per unit	-	-	1,700,000	17,000	1,513,000	-	1,530,000
Issuance of common stock and warrants for satisfaction of accounts payable on September 30, 2009	-	-	194,444	1,944	259,588	-	261,532
Legal and regulatory fees associated with the issuances on July 9, 2009 and September 30, 2009	-	-	-	-	(180,862)	-	(180,862)
Issuance of preferred stock and warrants for cash on April 1, 2010 and June 2, 2010	11,497	115	-	-	11,496,885	-	11,497,000
Deemed dividend- Preferred Stock	-	-	-	-	5,330,039	(5,330,039)	-
Legal and regulatory fees associated with the issuances of preferred stock and warrants on April 1, 2010 and June 2, 2010	-	-	-	-	(793,498)	-	(793,498)
Fair value of warrants issued on April 1, 2010 and June 2, 2010	-	-	-	-	(1,759,008)	-	(1,759,008)
Preferred stock converted into common stock during the year ended June 30, 2010	(2,262)	(23)	7,068,750	70,688	(70,665)	-	-
Warrants exercised during the year ended June 30, 2010 at an exercise price of $0.01	-	-	1,005,000	10,050	-	-	10,050
Issuance of common stock in lieu of cash payment for interest during the year ended June 30, 2010	-	-	1,353,132	13,531	539,142	-	552,673
Issuance of common stock in lieu of cash payment for dividends during the year ended June 30, 2010	-	-	3,029,465	30,295	648,305	(678,600)	-
Convertible notes converted into common stock during the year ended June 30, 2010	-	-	15,659,186	156,592	7,462,768	-	7,619,360
Issuance of common stock in connection with Short-Term Incentive Plan during the year ended June 30, 2010	-	-	116,000	1,160	(1,160)	-	-
Issuance of common stock for services during the year ended June 30, 2010	-	-	154,184	1,542	52,258	-	53,800
Fair market value of options and warrants vested during the year ended June 30, 2010	-	-	-	-	386,639	-	386,639
Repurchase of warrants during the year ended June 30, 2010	-	-	-	-	(50,000)	-	(50,000)
Dividends accrued for the period from April 1, 2010 through June 30, 2010	-	-	-	-	-	(230,875)	(230,875)
Net loss	-	-	-	-	-	(13,383,513)	(13,383,513)
Balance at June 30, 2010	9,235	$ 92	50,092,204	$ 500,922	$ 58,321,169	$ (50,841,159)	$ 7,981,024

continued

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2012

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity
	Shares	Amount	Shares	Amount			
Issuance of common stock at prices ranging from $0.30 per share to $0.36 per share	-	-	5,911,457	59,114	1,794,305.0	-	1,853,419
Commissions and other fees related to the issuance of common stock	-	-	-	-	(197,908)	-	(197,908)
Preferred stock converted into common stock	(4,345)	(43)	13,668,750	136,687	(136,644)	-	-
Warrants converted into common stock			175,000	1,750	-	-	1,750
Issuance of common stock in lieu of cash payment for dividends	-	-	7,912,266	79,124	2,307,066	$ (2,155,315)	230,875
Fair market value of options and warrants vested and amended	-	-	-	-	866,235	-	866,235
Reclassification of warrant liability	-	-	-	-	1,173,296	-	1,173,296
Issuance of common stock under the Company's the Company's long-term incentive plan	-	-	10,000	100	(100)	-	-
Deemed dividend - Preferred Stock	-	-	-	-	360,733	(360,733)	-
Dividends accrued and unpaid at June 30, 2011	-	-	-	-	-	(122,252)	(122,252)
Net loss	-	-	-	-	-	(7,268,976)	(7,268,976)
Balance at June 30, 2011	4,890	$ 49	77,769,677	$ 777,697	$ 64,488,152	$ (60,748,435)	$ 4,517,463
Issuance of common stock at prices ranging from $0.26 per share to $0.31 per share	-	-	12,842,296	128,423	3,243,258	-	3,371,681
Commissions and other fees related to the issuance of common stock	-	-	-	-	(143,765)	-	(143,765)
Preferred stock converted into common stock	(311)	(3)	1,178,633	11,786	(11,783)	-	-
Issuance of common stock in lieu of cash payment for dividends	-	-	2,321,877	23,219	533,931	(434,898)	122,252
Deemed dividend - Preferred Stock	-	-	-	-	1,076,355	(1,076,355)	-
Fair market value of options and warrants vested	-	-	-	-	766,004	-	766,004
Dividends accrued and unpaid at June 30, 2012	-	-	-	-	-	(114,474)	(114,474)
Net loss	-	-	-	-	-	(5,066,133)	(5,066,133)
Balance July 1, 1998 (inception) through June 30, 2012	4,579	$ 46	94,112,483	$ 941,125	$ 69,952,152	$ (67,440,295)	$ 3,453,028

See Notes to Consolidated Financial Statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Year Ended June 30,			Cumulative Amounts from
	2012	2011	2010	Inception
Cash flows from operating activities:				
Net loss	$ (5,066,133)	$ (7,268,976)	$ (13,383,513)	$ (56,936,754)
Adjustments to reconcile net loss to net cash used in operating activities:				
Noncash capital contribution	-	-	-	85,179
Noncash conversion of accrued expenses into equity	-	-	-	131,250
Noncash income related to change in fair value of warrant liability	(472,463)	(609,239)	(2,516,661)	(8,651,389)
Noncash charge for change in warrant terms	-	115,869	-	115,869
Issuance of common stock and warrants for interest	-	-	552,673	2,003,386
Issuance of common stock for services	-	-	53,800	53,800
Stock-based compensation expense	766,004	750,366	386,639	12,105,953
Depreciation and amortization	258,023	143,274	126,567	1,100,305
Write-off of intangibles	321,137	1,588,087	-	1,909,224
Deferred rent	-	(8,060)	(7,957)	-
Amortization of convertible note discount	-	-	9,448,783	10,000,000
Amortization of deferred financing costs	-	-	632,324	1,227,869
Loss on extinguishment of debt	-	-	361,877	361,877
(Increase) decrease in operating assets:				
Prepaid expenses and other current assets	(102,460)	(141,269)	(143,447)	(1,548,524)
Security deposit	7,187	(5,171)	-	(5,171)
Increase (decrease) in operating liabilities:				
Accounts payable	34,989	2,105	(419,260)	594,514
Accrued expenses	(132,333)	41,572	165,046	430,222
Net cash used in operating activities	(4,386,049)	(5,391,442)	(4,743,129)	(37,022,390)
Cash flows from investing activities:				
Patent costs	(446,035)	(684,399)	(807,915)	(6,224,712)
Redemption of investments, net		-	1,050,000	
Purchase of equipment, furniture and fixtures	(4,461)	(2,026)	(1,116)	(184,666)
Net cash used in investing activities	(450,496)	(686,425)	240,969	(6,409,378)
Cash flows from financing activities:				
Proceeds from grant	-	-	-	99,728
Proceeds from draw-down on line of credit	-	4,264	2,194,844	2,199,108
Proceeds from issuance of bridge notes	-	-	-	525,000
Proceeds from issuance of preferred stock and warrants, net	-	-	10,754,841	10,754,841
Redemption of convertible notes and warrants	-	-	(2,160,986)	(2,160,986)
Proceeds from issuance of convertible notes	-	-	-	9,340,000
Deferred financing costs	-	-	-	(651,781)
Proceeds from issuance of common stock and warrants, net and exercise of warrants and options	3,227,916	1,657,261	1,359,188	25,327,183
Net cash provided by financing activities	3,227,916	1,661,525	12,147,887	45,433,093
Net (decrease) increase in cash and cash equivalents	(1,608,629)	(4,416,342)	7,645,727	2,001,325
Cash and cash equivalents at beginning of period	3,609,954	8,026,296	380,569	-
Cash and cash equivalents at end of period	$ 2,001,325	$ 3,609,954	$ 8,026,296	$ 2,001,325

See Notes to Consolidated Financial Statements

1. Principal Business Activity:

The Company

The Company is a development stage biotechnology company whose mission is to develop novel approaches to treat programmed cell death diseases in humans (apoptosis), and to enhance the quality and productivity of fruits, flowers, vegetables and agronomic crops through the control of cell death in plants (senescence).

Senesco, Inc. ("SI"), a New Jersey corporation, was incorporated on November 24, 1998 and is the successor entity to Senesco, L.L.C., a New Jersey limited liability company that was formed on June 25, 1998 but commenced operations on July 1, 1998.

Liquidity

As shown in the accompanying consolidated financial statements, the Company has a history of losses with a deficit accumulated during the development stage from July 1, 1998 (inception) through June 30, 2012 of $67,440,295. Additionally, the Company has generated minimal revenues by licensing its technology for certain crops to companies willing to share in its development costs. In addition, the Company's technology may not be ready for commercialization for several years. The Company expects to continue to incur losses for the next several years because it anticipates that its expenditures on research and development, and administrative activities will significantly exceed its revenues during that period. The Company cannot predict when, if ever, it will become profitable.

As of June 30, 2012, the Company had cash and cash equivalents in the amount of $2,001,325, which consisted of checking accounts and money market funds. In December 2010, the Company entered into an At Market Issuance Sales Agreement ("ATM") whereby it may issue up to $5,500,000 of the Company's common stock, par value $0.01 per share, (the "Common Stock") under this facility. The Company estimates that its cash and cash equivalents and the net proceeds from its ATM facility will cover its expenses through November 2012. The Company has the ability to raise additional capital through its ATM facility, draw down on its unused line of credit and delay certain costs, if necessary, which will provide the Company with enough cash to fund its operations at least through March 31, 2013. In order to provide the Company with the cash resources necessary to fund operations through at least June 30, 2013, the Company plans on raising additional capital through a private or public placement of its Common Stock in the near future.

The Company will need additional capital and plans to raise additional capital through the placement of debt instruments or equity or both. However, the Company may not be able to obtain adequate funds for its operations when needed or on acceptable terms. If the Company is unable to raise additional funds, it will need to do one or more of the following:

- delay, scale-back or eliminate some or all of its research and product development programs;
- license third parties to develop and commercialize products or technologies that it would otherwise seek to develop and commercialize itself;
- seek strategic alliances or business combinations;
- attempt to sell the Company;
- cease operations; or
- declare bankruptcy.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition, government regulation and rapid technological change. The Company's operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory and other risks, including the potential risk of business failure.

Our limited capital resources and operations to date have been funded primarily with the proceeds from public and private equity and debt financings and milestone payments on license agreements. Based on our currently available cash, we do not have adequate cash on hand to cover our anticipated expenses for the next 12 months. If we fail to raise a significant amount of capital, we may need to significantly curtail operations, cease operations or seek federal bankruptcy protection in the near future. These conditions have caused our auditors to raise substantial doubt about our ability to continue as a going concern. Consequently, the audit report prepared by our independent public accounting firm relating to our financial statements for the year ended June 30, 2012 includes a going concern explanatory paragraph.

2. Summary of Significant Accounting Policies:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Senesco Technologies, Inc. ("ST") and its wholly owned subsidiary, SI (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates and Judgments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The critical accounting policies that require management's most significant estimate and judgment are the assessment of the recoverability of intangible assets, the variables and method used to calculate stock-based compensation and warrant liabilities, and the valuation allowance on deferred tax assets. Actual results experienced by the Company may differ from management's estimates.

Cash and Cash Equivalents and Short-Term Investments

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits that are readily convertible into cash.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The guidance applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820 defines fair value based upon an exit price model.

The Company categorizes our financial instruments into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets recorded at fair value on our consolidated balance sheets are categorized as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value of the warrant liabilities is based on the Black-Scholes Merton and Modified Black-Scholes

Merton option pricing models ("Black-Scholes model") (Level 3). (See note 8).

The carrying value of prepaid expenses and other current assets, accounts payable, accrued expenses, and line of credit reported in the consolidated balance sheets equal or approximate fair value due to their short maturities.

Concentrations of Credit Risk

The Company maintains its cash primarily in investment accounts within one large financial institution. The Federal Deposit Insurance Corporation insures these balances up to $250,000 per bank. The Company has not experienced any losses on its bank deposits and believes these deposits do not expose the Company to any significant credit risk.

Prepaid Research Services and Supplies

Prepaid research services and supplies are carried at cost and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheet. When such services are performed and supplies are used, the carrying value of the supplies are expensed in the period that they are performed or used for the development of proprietary applications and processes.

Equipment, Furniture and Fixtures, Net

Equipment, furniture and fixtures are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful life of each asset, generally four to seven years. Expenditures for major renewals and improvements are capitalized, and expenditures for maintenance and repairs are charged to operations as incurred. (See note 4).

Intangibles, Net

The Company conducts research and development activities, the cost of which is expensed as incurred, in order to generate patents that can be licensed to third parties in exchange for license fees and royalties. Because the patents are the basis of the Company's future revenue, the patent costs are capitalized. The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents.

The length of time that it takes for an initial patent application to be approved is generally between four to six years. However, due to the unique nature of each patent application, the actual length of time may vary. If a patent application is denied, the associated cost of that application would be written off. However, the Company has not had any patent applications denied as of June 30, 2012. Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

Issued patents and agricultural patent applications pending are being amortized over a period of 17 years from inception, the expected economic life of the patent. (See note 5).

Impairment of Long-lived Assets

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

- significant negative industry trends;
- significant underutilization of the assets;

- significant changes in how the Company uses the assets or its plans for their use; and
- changes in technology and the appearance of competing technology.

If a triggering event occurs and if the Company's review determines that the future discounted cash flows related to the groups, including these assets, will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives. To date, except for certain patents and patents pending that the Company abandoned during the fiscal years ended June 30, 2012 and 2011, the Company has not recorded any impairment of intangible assets. During the fiscal years ended June 30, 2012 and 2011, in order to reduce its cost of patent prosecution and maintenance the Company reviewed its patent portfolio and identified several patents and patent applications that it believed it no longer needed to maintain without having a material impact on the patent portfolio. Accordingly, during the fiscal years ended June 30, 2012 and 2011, the Company wrote off patent costs in the net amount of $321,137 and $1,588,087, respectively.

Net Loss per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For all periods presented, basic and diluted loss per share are the same, as any additional common stock equivalents would be anti-dilutive. Potentially dilutive shares of Common Stock have been excluded from the calculation of the weighted average number of dilutive common shares.

As of June 30, 2012, there were 90,485,261 additional potentially dilutive shares of common stock. These additional shares include 17,611,538 shares issuable upon conversion of the Preferred Stock, and 72,873,723 shares issuable upon the exercise of outstanding options and warrants. As of June 30, 2011, there were 82,949,540 additional potentially dilutive shares of common stock. These additional shares include 16,300,000 shares issuable upon conversion of the Preferred Stock, and 66,649,540 issuable upon the exercise of outstanding options and warrants. As of June 30, 2010, there were 91,299,773 additional potentially dilutive shares of common stock. These additional shares include 28,859,375 shares issuable upon conversion of the Preferred Stock and 62,440,398 shares issuable upon the exercise of outstanding options and warrants.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The asset and liability method requires that deferred tax assets and liabilities be recorded without consideration as to their realizability. The deferred tax asset primarily includes net operating loss carryforwards. The portion of any deferred tax asset for which it is more likely than not that a tax benefit will not be realized must then be offset by recording a valuation allowance. A valuation allowance has been established against all of the deferred tax assets as it is more likely than not that these assets will not be realized given the history of operating losses.

While the Company believes that its tax positions are fully supportable, there is a risk that certain positions could be challenged successfully. In these instances, the Company looks to establish reserves. If the Company determined that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, the Company would recognize the benefit. The Company measures the benefit by determining the amount that has a likelihood greater than 50% of being realized upon settlement. The Company presumes that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. The Company regularly monitors its tax positions, tax assets and tax liabilities. The Company reevaluates the technical merits of its tax positions and would recognize an uncertain tax benefit or derecognize a previously recorded tax benefit when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. As of June 30, 2012, the Company determined that it had no liability for uncertain income taxes. The Company's policy is to recognize potential accrued interest and penalties related to the liability for uncertain tax benefits, if applicable, in income tax expense. The Company's tax returns for the fiscal years ended June 30, 2012, 2011, 2010 and 2009 are open for examination. (See note 11).

Revenue Recognition

The Company has received certain nonrefundable upfront fees in exchange for the transfer of its technology to licensees. Upon delivery of the technology, the Company had no further obligations to the licensee with respect to the basic technology transferred and, accordingly, recognized revenue at that time. The Company has and may continue to receive additional payments from its licensees in the event such licensees achieve certain development or commercialization milestones in their particular field of use. Milestone payments, which are contingent upon the achievement of certain research goals, are recognized as revenue when the milestones, as defined in the particular agreement, are achieved.

Stock-based Payments

The Company accounts for stock-based compensation under the provisions of FASB ASC Topic 718, Compensation—Stock Compensation ("ASC 718"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. The Company estimates the fair value of stock-based awards on the date of grant using the Black-Scholes model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method. The Company estimates forfeitures at the time of grant and revises its estimate in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees ("ASC 505-50"). Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued. Any stock options issued to non-employees are recorded as an expense and additional paid-in capital in stockholders' equity over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options at the end of each period.

The following table sets forth the total stock-based compensation expense and issuance of common stock for services included in the consolidated statements of operations for the fiscal years ended June 30, 2012, 2011 and 2010 and from inception to date.

	Fiscal Year Ended June 30,			Cummulative
	2012	2011	2010	From Inception
General and administrative	721,197	709,207	433,414	10,595,114
Research and development	44,807	41,159	7,025	1,564,639
Total	$ 766,004	$ 750,366	$ 440,439	$ 12,159,753

The Company estimated the fair value of each warrant and option grant throughout the year using the Black-Scholes option-pricing model using the following assumptions:

	Fiscal Year Ended June 30,		
	2012	2011	2010
Risk-free interest rate (1)	0.4%-1.9%	1.3%-2.9%	2.0%-3.9%
Expected volatility	78-105%	103-104%	100-106%
Dividend yield	None	None	None
Expected life (2)	2.5 - 10.0	5.0 - 10.0	3.5-6.2

(1) Represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term.
(2) Expected life for employee based stock options was estimated using the "simplified" method, as allowed under the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 110.

The economic values of the options will depend on the future price of the Company's Common Stock, par value $0.01, which cannot be forecast with reasonable accuracy.

Research and Development

Research and development costs are expensed as incurred.

Recent Accounting Pronouncements Applicable to the Company

The Company does not believe that the following recent accounting pronouncements or any other recently issued, but not yet effective accounting standards will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

In September 2011, the Financial Accounting Standards Board issued ASU 2011-08 Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This will be effective for the Company beginning with the fiscal year ending June 30, 2013.

In December 2011, the Financial Accounting Standards Board issued ASU 2011-11 Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This will be effective for the Company beginning with the fiscal year ending June 30, 2014.

In December 2011, The Financial Accounting Standards Board issued ASU 2011-12 Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This will be effective for the Company beginning with the fiscal year ending June 30, 2013.

In July 2012, the Financial Accounting Standards Board issued ASU 2012-02 Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This will be effective for the Company beginning with the fiscal year ending June 30, 2013.

3. **Fair Value Measurements:**

The following tables provide the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2012 and 2011:

	Carrying Value	Fair Value Measurement at June 30, 2012		
		Level 1	**Level 2**	**Level 3**
Assets:				
Cash and cash equivalents	$ 2,001,325	$ 2,001,325	$ -	$ -
Liabilities:				
Warrant liabilities	$ 238,796	$ -	$ -	$ 238,796

	Carrying Value	Fair Value Measurement at June 30, 2011		
		Level 1	**Level 2**	**Level 3**
Assets:				
Cash and cash equivalents	$ 3,609,954	$ 3,609,954	$ -	$ -
Liabilities:				
Warrant liabilities	$ 711,259	$ -	$ -	$ 711,259

The following table summarizes the changes in fair value of the Company's Level 3 financial instruments:

	Fiscal Year ended June 30, 2012	Fiscal Year ended June 30, 2011
Beginning Balance	$ 711,259	$ 2,493,794
Reclassification to equity due to change in terms of common stock warrants exercisable at $0.3	-	(1,173,296)
Gain due to change in fair value of warrant liabilities, net	(472,463)	(609,239)
Ending Balance	$ 238,796	$ 711,259

4. Equipment, Furniture and Fixtures:

Equipment, Furniture and Fixtures consist of the following:

	June 30, 2012	June 30, 2011
Equipment	$ 31,053	$ 26,592
Furniture and fixtures	67,674	67,674
	98,727	94,266
Less—Accumulated depreciation	(92,870)	(90,484)
	$ 5,857	$ 3,782

Depreciation expense aggregated $2,386, $2,798, $2,548 and $178,809 for the fiscal years ended June 30, 2012, 2011, 2010, and cumulatively from inception through June 30, 2012, respectively.

5. Intangible assets:

Intangible assets consist of the following:

	June 30, 2012	June 30, 2011
Patents approved	$ 2,209,286	$ 2,059,323
Patents pending	1,912,526	1,979,246
	4,121,812	4,038,569
Accumulated amortization	(727,820)	(513,838)
	$ 3,393,992	$ 3,524,731

Amortization expense amounted to $255,637, $140,476, $124,019 and $921,496 for the fiscal years ended June 30, 2012, 2011, 2010, and cumulatively from inception through June 30, 2012, respectively.

During the fiscal years ended June 30, 2012 and 2011, the Company abandoned certain patents and patents pending. Accordingly, intangible assets were reduced by the net carrying value of those patents and patents pending in the amount of $321,137 and $1,588,087, respectively.

Estimated amortization expense for the next five fiscal years is as follows:

Fiscal Year ended June 30,	
2013	$ 300,000
2014	300,000
2015	300,000
2016	300,000
2017	300,000

6. Accrued Expenses:

Accrued expenses were comprised of the following:

	June 30,	
	2012	2011
Accrued research	$ 113,264	$ 195,992
Accrued dividends payable	114,474	122,252
Accrued other	141,957	191,562
	$ 369,695	$ 509,806

7. Line of Credit:

On February 17, 2010, the Company entered into a credit agreement with JMP Securities LLC. The agreement provides the Company with, subject to certain restrictions, including the existence of suitable collateral, up to a $3.0 million line of credit upon which the Company may draw at any time (the "Line of Credit"). Any draws upon the Line of Credit accrue interest at an annual rate of (i) the broker rate in effect at the interest date (which was 3.75% at June 30, 2012), plus (ii) 2.0%. There are no other conditions or fees associated with the Line of Credit. The Line of Credit is not secured by any assets of the Company, but it is secured by certain assets of one of a member of the Company's Board of Directors, Harlan W. Waksal, M.D., which is currently held by JMP Securities. The balance outstanding as of June 30, 2012 and 2011 was $2,199,108 and $2,199,108, respectively. In April 2011, we were required to enter into a new demand note with the clearing agent for JMP Securities in connection with the Line of Credit.

Total interest expense recorded under the Line of Credit for the fiscal years ended June 30, 2012 and 2011 amounted to $134,549 and $110,649, respectively.

8. Warrant Liabilities:

The warrant liabilities represent the fair value of Common Stock purchase warrants, which have exercise price reset features and cash settlement features.

The fair value of the warrants that have exercise price reset features is estimated using an adjusted Black-Scholes model. The Company computes valuations, each quarter, using the Black-Scholes model for such warrants to account for the various possibilities that could occur due to changes in the inputs to the Black-Scholes model as a result of contractually-obligated changes. The Company effectively weights each calculation based on the likelihood of occurrence to determine the value of the derivative at the reporting date. The Company has an unobservable input for the estimation of the likelihood of a reset occurring, which was estimated to be 75% made up of various reset amounts with probabilities ranging between 10% and 25% per occurrence. These estimates of the likelihood of completing an equity raise that would meet the criteria to trigger the reset provisions are based on numerous factors, including the remaining term of the financial instruments and the Company's overall financial condition.

The fair value of the warrants that have cash settlement features is estimated using a probability –weighted Black-Scholes model. The unobservable input used by the Company on certain warrants was the estimation of the likelihood of a fundamental transaction, as defined in the related agreements, which was estimated to be 15% at June 30, 2012 and 2011.

Changes in the unobservable input values would likely cause material changes in the fair value of the Company's Level 3 financial instruments. The significant unobservable input used in the fair value measurement is the estimation of the likelihood of the occurrence of a change to the strike price of the warrants or the occurrence of a fundamental transaction. A significant increase (decrease) in the this likelihood would result in a higher (lower) fair value measurement.

During the fiscal year ended June 30, 2011, the holders of an aggregate of 22,641,665 warrants amended the terms of their warrants. As of the dates of the amendments to the warrants, the Black-Scholes value in the amount of $1,173,296 was reclassified from warrant liabilities to equity with the change in fair value from June 30, 2010 through the dates of the amendments being recorded in the consolidated statement of operations.

The Company also recorded a charge of $115,869 during the fiscal year ended June 30, 2011, as a result of the amendment to certain of the warrants that had an exercise price reset feature, whereby the exercise price of $0.50, subject to future adjustments, was reset to $0.32 and would no longer be subject to future adjustments and accordingly are no longer deemed to be liabilities. The charge of $115,869 represents the difference in the Black-Scholes value of the warrants immediately prior to the amendment and the Black-Scholes value of the warrants immediately after the amendment.

During the fiscal years ended June 30, 2012, 2011 and 2010, the Company revalued all of the remaining warrant liabilities, using the adjusted Black-Scholes and standard Black-Scholes models. A gain on the change in fair value of the warrant liabilities in the amount of $472,463, $609,239 and $2,516,661 was recorded in the Condensed Consolidated Statement of Operations for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

At June 30, 2012 and 2011, there were an aggregate of 21,307,814 warrants included in the fair value of the warrant liabilities.

The assumptions used to value the warrants were as follows:

	June 30, 2012	June 30, 2011
Warrants issued on December 20, 2007		
Estimated life in years	0.50	1.50
Risk-free interest rate (1)	0.15%	0.45%
Volatility	75%	79%
Dividend paid	None	None
Range of estimated strike prices	$0.33 - $0.36	$0.41 - $0.49
Range of estimated probabilities	10% - 50%	25% - 50%
Warrants issued on June 30, 2008		
Estimated life in years	1.00	2.00
Risk-free interest rate (1)	0.21%	0.45%
Volatility	75%	79%
Dividend paid	None	None
Range of estimated strike prices	$0.33 - $0.36	$0.41 - $0.49
Range of estimated probabilities	10% - 50%	25% - 50%
Warrants issued on April 1, 2010		
Estimated life in years	2.75	3.75
Risk-free interest rate (1)	0.39%	1.29%
Volatility	78%	107%
Dividend paid	None	None
Estimated probability of fundamental transaction	15%	15%

(1) Represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the warrant term.

9. Stockholders' Equity:

Preferred Stock

On April 1, 2010, the Company sold 10,297 shares of 10% Series A preferred stock to non-affiliated purchasers for cash. On June 2, 2010, the Company sold 1,200 shares of 10% Series B preferred stock (together with the Series A preferred stock, the "Preferred Stock") to affiliated purchasers for cash. The Company received gross proceeds in the aggregate amount of $11,497,000 and net proceeds in the amount of $10,754,841.

Pursuant to the terms of the Series A and Series B preferred stock, the Series A and Series B preferred stock was initially convertible into approximately 35,928,125 shares of the Company's Common Stock, subject to adjustment. In addition, the Series A and Series B Preferred stockholders received immediately exercisable warrants to purchase up to approximately 35,928,125 shares.

Each share of Preferred Stock has a stated value of $1,000 (the "Stated Value"). Each holder of shares of Preferred Stock is entitled to receive semi-annual dividends at the rate of 10% per annum of the Stated Value for each share of preferred stock held by such holder. Except in limited circumstances, the Company can elect to pay the dividends in cash or shares of Common Stock. If the dividends are paid in shares of Common Stock, such shares will be priced at the lower of 90% of the average volume weighted-average price for the 20 days immediately preceding the payment date or $0.224. The dividends were subject to a 30% make whole provision. At June 30, 2012 the dividends are subject to a remaining 10% make whole provision.

The shares of preferred stock were convertible into shares of Common Stock at an initial conversion price of $0.32 per share and are convertible at any time. The conversion price is subject to adjustment if the Company sells or grants any Common Stock or Common Stock equivalents, subject to certain exclusions, at an effective price per share that is lower than the conversion price of the preferred stock. After 18 months from the date of issuance of the preferred stock, if the Company's Common Stock trades above $0.80 for 20 out of 30 consecutive trading days, the preferred stock will no longer be subject to adjustment.

On December 27, 2010, in connection with the Company's ATM facility (see below), the conversion price on the then outstanding 5,325 shares of Preferred Stock was adjusted from $0.32 to $0.30, resulting in an additional 1,109,375 shares of Common Stock that will be issued upon conversion of the then outstanding Preferred Stock. In connection with the adjustment of the conversion price, due to a beneficial conversion feature, an additional dividend in the amount of $360,733 was recorded as an increase to both additional paid-in capital and accumulated deficit. As a result of the reset of the conversion price, each share of Preferred Stock is convertible into 3,333 shares of Common Stock (a conversion price of $0.30). On July 18, 2011, in connection with the Company's ATM facility, the conversion price on the then outstanding 4,860 shares of Preferred Stock was adjusted from $0.30 to $0.27, resulting in an additional 1,800,000 shares of Common Stock that would be issued upon conversion of the then outstanding Preferred Stock. In connection with the adjustments to the conversion price, due to a beneficial conversion feature, an additional dividend in the amount of $778,000 was recorded as an increase to both additional paid-in capital and accumulated deficit. As a result of the resets to the conversion price, each share of Preferred Stock was convertible into 3,704 shares of Common Stock (a conversion price of $0.27). On January 6, 2012, in connection with the Company's placement of Common Stock and warrants discussed in Note 12, the conversion price on the then outstanding 4,845 shares of Preferred Stock was adjusted from $0.27 to $0.26, resulting in an additional 690,171 shares of Common Stock that will be issued upon conversion of the then outstanding Preferred Stock. In connection with the adjustments to the conversion price, due to a beneficial conversion feature, an additional dividend in the amount of $298,355 was recorded as an increase to both additional paid-in capital and accumulated deficit. As a result of the resets to the conversion price, each share of Preferred Stock was convertible into 3,846 shares of Common Stock (a conversion price of $0.26).

On August 8, 2012, in connection with a warrant exchange, 2,384 shares of Series A preferred stock were converted into 9,169,231 shares of Common Stock. Additionally, certain directors of the Company converted their 1,200 shares of Series B preferred stock into 4,615,385 of Common Stock. Subsequent to August 8, 2012, there were 995 shares of Series A preferred stock outstanding and no shares of Series B preferred stock outstanding.

The Company may force conversion of the remaining Preferred Stock if the Company's Common Stock trades above $0.80 for 20 out of 30 consecutive trading days and there is an effective registration statement for the underlying Common Stock or such underlying Common Stock is freely tradable under Rule 144.

Warrants

Pursuant to the purchase agreements, the Company delivered a Warrant to purchase shares of Common Stock to the Series A Non-Affiliate Investors and a Warrant to purchase shares of Common Stock to the Series B Affiliate Investors (the "Warrants"). Each Warrant has an initial exercise price of $0.35 per share of Common Stock. The Warrants are immediately exercisable and have a five year term. The Warrants issued to the Series A

Non-Affiliate Investors also contain a provision which limits the holder's beneficial ownership to a maximum of 4.99% (which percentage may be increased to 9.99% upon 60 days notice to the Company).

On August 8, 2012, pursuant to a warrant exchange agreement, 17,262,500 warrants were exchanged for 6,902,192 shares of Common Stock.

Placement Agent Warrants

On April 1, 2010, in connection with the issuance of the Series A preferred stock, the Company issued warrants to purchase 1,079,688 shares of the Company's Common Stock as partial compensation for services related to the raising of the capital. Each warrant has an initial exercise price of $0.35 per share of Common Stock. The warrants are immediately exercisable and have a five year term. In accordance with ASC 480-10, Distinguishing Liabilities from Equity, the Company determined that such warrants are to be accounted for as a liability. Accordingly, using the Black Scholes model, the Company recorded a warrant liability in the amount of $51,339 related to the warrants on the issuance date. The Company recorded a charge to additional paid in capital as an additional cost of capital.

As discussed in note 8 above, the Company is required to record the warrants as liabilities. As a result, the Company must allocate the proceeds to the warrants based upon their fair value with the remainder of the proceeds allocated to the Preferred Stock. The Company allocated the gross proceeds of the offering as follows:

	Series A Preferred Stock	Series B Preferred Stock	Total
Total gross proceeds	$ 10,297,000	$ 1,200,000	$ 11,497,000
Allocated to warrants	(1,530,070)	(228,938)	(1,759,008)
Allocated to preferred stock	$ 8,766,930	$ 971,062	$ 9,737,992

Due to the allocation of the proceeds to the fair value of the warrant at the issuance dates, the convertible feature of the Preferred Stock was below market value. Such feature, as it specifically relates to the convertible feature of the Preferred Stock, is characterized as a "Beneficial Conversion Feature" ("BCF"). Pursuant to existing accounting standards, FASB ASC topic 470.20 – Debt with Conversion and Other Options", the estimated relative fair value of the BCF was $15,068,031. The value of the BCF which amounted to $5,330,039 was determined utilizing an intrinsic value method with the fair value of the warrants determined using the Black-Scholes model at the date of issuance. Per the guidance of accounting standards, the value of the BCF is treated as a deemed dividend to the Preferred stockholders and, due to the potential immediate convertibility of the Preferred Stock at issuance, this value is recorded as an increase to both additional-paid-in-capital and accumulated deficit at the time of issuance.

During fiscal year ended June 30, 2012, 311 shares of Preferred Stock were converted into 1,178,634 shares of Common Stock. During the fiscal year ended June 30, 2012, the Company issued an additional 2,321,877 shares of Common Stock for the payment of dividends in the amount of $557,150. Total dividends payable on the outstanding 4,579 shares of Preferred Stock at June 30, 2012 amounted to $114,474.

During the fiscal year ended June 30, 2011, 4,345 shares of Preferred Stock were converted into 13,668,750 shares of Common Stock. During the fiscal year ended June 30, 2011, the Company issued an additional 7,912,266 shares of Common Stock for the payment of dividends in the amount of $2,277,567. Total dividends payable on the outstanding 4,890 shares of Preferred Stock at June 30, 2011 amounted to $122,252.

During the fiscal year ended June 30, 2010, 2,262 shares of Preferred Stock were converted into 7,068,750 shares of Common Stock. During the fiscal year ended June 30, 2010, the Company issued an additional 3,029,465 shares of Common Stock for the payment of dividends in the amount of $678,600. Total dividends payable on the outstanding 9,235 shares of Preferred Stock at June 30, 2010 amounted to $230,875.

Common Stock

On September 22, 2009, the stockholders approved a proposal to increase the authorized Common Stock of the Company from 100,000,000 shares to 120,000,000 shares. On May 25, 2010, the stockholders approved a proposal to increase the authorized Common Stock of the Company from 120,000,000 shares to 250,000,000 shares. On December 14, 2011, the stockholders approved a proposal to increase the authorized Common Stock of the Company from 250,000,000 shares to 350,000,000 shares.

At the Market Sales Agreement

On December 22, 2010, the Company entered into an At Market Issuance Sales Agreement (the "ATM") under which the Company, from time to time, may issue and sell shares of its Common Stock, with an aggregate offering price of up to $5,500,000. Such Common Stock will be offered and sold pursuant to a prospectus supplement filed with the Securities and Exchange Commission in connection with the Company's shelf registration statement on Form S-3 (File No. 333-170140), which became effective on November 9, 2010.

Upon delivery of a placement notice by the Company, if any, the placement agent may sell the Common Stock in any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on the NYSE MKT LLC, or NYSE MKT, or sales made through a market maker other than on an exchange. The placement agent will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between the placement agent and the Company. The Company will pay the placement agent a commission of up to 6% of the gross proceeds from the sale of shares of the Common Stock, depending on the per share sales price. The Company has agreed to reimburse a portion of the placement agent's expenses in connection with the offering, up to an aggregate amount of $25,000. In addition, the Company granted customary indemnification rights to the placement agent.

The ATM will terminate upon the earlier of (1) the sale of all of the Common Stock subject to the ATM, or (2) upon termination by the Company or the placement agent. The placement agent may terminate the ATM in certain circumstances, including the occurrence of a material adverse change that, in the placement agent's reasonable judgment, may impair its ability to sell the Common Stock, the Company's failure to satisfy any condition under the ATM or a suspension or limitation of trading of the Common Stock on the NYSE MKT. In addition, either the Company or the placement agent may terminate the ATM at any time and for any reason upon 10 days prior notice to the other party.

During the fiscal year ended June 30, 2012, the Company issued 1,834,557 shares of Common Stock under the ATM for gross proceeds in the amount of $509,670.

During the fiscal year ended June 30, 2011, the Company issued 5,911,457 shares of Common Stock under the ATM for gross proceeds in the amount of $1,853,421.

Private Placements of Common Stock and Warrants

On September 30, 2009, the Company issued 194,444 shares of the Company's Common Stock at $0.90 per share, as well as a Series A Warrant and a Series B Warrant in exchange for the extinguishment of an accounts payable due to the vendor amounting to $175,000. The Series A Warrant entitles the holder to purchase in the aggregate, up to 175,000 shares of the Company's Common Stock at $0.01 per warrant share, has a term of seven years and was exercisable immediately after the date of grant. The Series B Warrant entitles the holder to purchase, up to 177,431 shares of the Company's Common Stock at $0.60 per warrant share, has a term of seven years and was not exercisable until after the six-month anniversary from the date of grant. The transaction was accounted for as an extinguishment of debt. The Company valued the Common Stock and warrants issued at fair value on the date of the closing which amounted to $261,532 and recorded a loss on the extinguishment of debt in the amount of $86,532 for the fiscal year ended June 30, 2010.

Public Placements of Common Stock and Warrants

On January 6, 2012 and March 1, 2012, the Company entered into securities purchase agreements to raise an aggregate of $2,862,012 in gross proceeds through the sale of an aggregate of 11,007,738 shares of its Common Stock. The investors, excluding officers and directors of Senesco or funds affiliated with such officers or directors participating in the offering, also received 50% warrant coverage at an exercise price of $0.286 per share. The common stock and 50% warrant coverage (the "Unit") was priced at $0.26 per Unit.

10. Stock-Based Compensation

In December 2008, the Company adopted the 2008 Incentive Compensation Plan (the "2008 Plan"), which provides for the grant of stock options, stock grants and stock purchase rights to certain designated employees and certain other persons performing services for the Company, as designated by the board of directors. Pursuant to the 2008 Plan, an aggregate of 5,137,200 shares of Common Stock had been reserved for issuance. On May 25, 2010, the Company increased the aggregate shares of Common Stock reserved for issuance under the 2008 Plan to 11,137,200. On March 11, 2011, the Company increased the aggregate shares of Common Stock reserved for issuance under the 2008 Plan to 23,005,003. Additionally, on January 1 of each calendar year beginning with the calendar year 2012 and ending with the calendar year 2015, the share reserve will automatically increase so that the total number of shares available for issuance under the 2008 Plan is 15% of the fully diluted shares as of the date of such increase, but in no event will such annual increase exceed 7,000,000 shares per year. On January 1, 2012, the increase in Common Stock reserved for issuance under the 2008 Plan was 2,210,257. The 2008 Plan is intended to serve as a successor to the Amended and Restated 1998 Stock Incentive Plan (the "1998 Plan"), which terminated in December 2008. On February 19, 2009, the Company filed a registration statement with the SEC to register all of the 6,137,200 shares of Common Stock underlying the 2008 Plan. On June 8, 2010, the Company filed with the SEC an amendment to the registration statement to register the additional 5,000,000 shares of Common Stock underlying the 2008 Plan. On January 4, 2012, the Company filed with the SEC an amendment to the registration statement to register the additional 2,210,257 shares of Common Stock underlying the 2008 Plan. The registration statement and amendments were deemed effective upon filing.

The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. Generally, the awards vest based upon time-based conditions or achievement of specified goals and milestones.

Stock option activity under the 2008 Plan and 1998 Plan is summarized as follows:

	Aggregate Number	Weighted Average Exercise Price	Exercise Price Range
Outstanding, July 31, 2009	4,550,412	$ 1.70	$1.69 – 11.25
Granted	2,951,760	0.43	2.60 – 6.73
Exercised	-	-	-
Cancelled	-	-	-
Expired	(233,000)	3.45	4.75 – 6.60
Outstanding, June 30, 2010	7,269,172	1.13	1.69 – 11.25
Granted	4,579,142	0.26	0.26 – 0.32
Exercised	-	-	-
Cancelled	-	-	-
Expired	(500,000)	1.14	0.99 – 2.25
Outstanding, June 30, 2011	11,348,314	0.78	0.26 – 4.00
Granted	5,274,428	0.23	0.20 - 0.26
Exercised	-	-	-
Cancelled	-	-	-
Expired	(975,000)	2.32	1.50 - 4.00
Outstanding, June 30, 2012	15,647,742	$ 0.50	$0.20 - 3.45
Options exercisable at June 30, 2012	10,101,055	$ 0.62	
Options exercisable at June 30, 2011	7,274,422	$ 1.04	
Options exercisable at June 30, 2010	5,146,671	$ 1.34	

Weighted average fair value of options granted during the fiscal year ended June 30, 2012	$ 0.17
Weighted average fair value of options granted during the fiscal year ended June 30, 2011	$ 0.33
Weighted average fair value of options granted during the fiscal year ended June 30, 2010	$ 0.45

Non-vested stock option activity under the Plan is summarized as follows:

	Number of Options	Weighted-average Grant-Date Fair Value
Non-vested stock options at July 1, 2011	4,073,892	$ 0.25
Granted	5,274,428	0.17
Vested	(3,801,633)	0.20
Forfeited	-	-
Non-vested stock options at June 30, 2012	5,546,687	$ 0.25

As of June 30, 2012, the aggregate intrinsic value of stock options outstanding was $6,473, with a weighted-average remaining term of 7.6 years. The aggregate intrinsic value of stock options exercisable at that same date was $6,473, with a weighted-average remaining term of 7.0 years. As of June 30, 2012, the Company has 11,588,876 shares available for future stock option grants.

As of June 30, 2012, total estimated compensation expense not yet recognized related to stock option grants amounted to $1,037,905, which will be recognized over the next 39 months.

Warrants

Total outstanding warrants at June 30, 2012 were as follows:

	Strike Price	Warrants
$	3.45	15,000
$	3.15	20,000
$	2.35	15,000
$	1.40	5,000
$	1.08	2,500
$	1.01	4,150,000
$	0.99	1,000
$	0.90	388,889
$	0.74	151,314
$	0.60	2,770,850
$	0.45	2,853,126
$	0.35	37,007,813
$	0.32	4,388,540
$	0.29	4,926,949
$	0.26	5,000
$	0.01	525,000
		57,225,981

As of June 30, 2012, 57,224,314 of the above warrants are exercisable expiring at various dates through 2017. At June 30, 2012, the weighted-average exercise price on the above warrants was $0.43.

On August 8, 2012, pursuant to a warrant exchange agreement, 17,262,500 of the warrants with a strike price of $0.35 were exchanged for 6,902,192 shares of Common Stock.

Short-Term Incentive Program

In November 2008, the Company adopted a Short-Term Equity Incentive Program for key employees in which shares of the Company's Common Stock, or options to acquire shares of the Company's Common Stock would be awarded, if the Company achieved certain target goals relating to research, financing, licensing, investor relations and other administrative items during the fiscal year ending June 30, 2009. The number of eligible shares and options to be awarded to the employees was based upon certain performance criteria as defined in the incentive program.

As of June 30, 2009, the Company had determined that the achievement of the target goals was probable and issued 116,000 Restricted Stock Units ("RSU") and 124,000 options to purchase Common Stock with a fair value based upon the Black-Scholes model of $140,480. As a result, the Company recognized the fair value of the awards as compensation expense ratably over the seven and one-half month period from November 19, 2008 through June 30, 2009. In October 2009, it was determined that the executive officers had partially achieved the previously granted short-term performance milestones and the number of RSU's and options to purchase Common Stock which vested were reduced. As a result, compensation expense was reduced by $13,840 during the fiscal year ended June 30, 2010.

Long-Term Incentive Program

On December 13, 2007, the Company adopted a Long-Term Equity Incentive Program for the members of the executive management team in which key employees will be awarded shares of the Company's Common Stock and options to acquire shares of the Company's Common Stock if the Company achieves certain target goals relating to its multiple myeloma research project over the three fiscal year period from the date of adoption.

During the fiscal year ended June 30, 2011, the Company determined that the first target goal under the Long-Term Equity Incentive Program had been met and, therefore, recognized $93,500 of compensation. The Company also determined that the second and third target goals under the Long-Term Equity Incentive Program would not be met. As such, the eligible shares and options related thereto will not vest and the remaining $374,000 of potential compensation expense will not be recognized.

11. Income Taxes:

Since the Company has recurring losses and a valuation allowance against deferred tax assets, there is no tax expense (benefit) for all periods presented.

The Company files a consolidated federal income tax return. The subsidiary files separate state and local income tax returns.

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	June 30,		
	2012	2011	2010
Federal income tax provision at statutory rate	(34.0)%	(34.0)%	(34.0)%
Fair value - warrant liability	(3.2)%	(2.8)%	(6.4)%
Amortization of debt discount and finance costs	-	-	23.0%
Other	(0.6)%	(1.9)%	(0.5)%
Change in valuation allowance	37.8%	38.7%	17.9%
Actual income tax provision (benefit) effective tax rate	- %	- %	- %

The deferred income tax asset consists of the following at:

	June 30,	
	2012	2011
Net operating loss carryforwards	$ 17,738,000	$ 15,931,894
Stock-based compensation	2,243,000	2,101,085
Other	(42,000)	(95,928)
	19,939,000	17,937,051
Valuation allowance	(19,939,000)	(17,937,051)
Net deferred tax asset	$ -	$ -

At June 30, 2012, the Company has federal and state net operating loss carryforwards of approximately $45,451,000 and $38,084,000, respectively, available to offset future taxable income expiring on various dates through 2032. The timing and extent to which the Company can utilize future tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of Corporations (i.e. IRS Code Section 382).

12. Commitments:

Research Agreement

Effective September 1, 1998, the Company entered into a research and development agreement, which has subsequently been renewed, with The University of Waterloo which Dr. John Thompson, who is an officer, director and stockholder of the Company, is affiliated with. Pursuant to the agreement, the university provides research and development under the direction of the researcher and the Company. The agreement is renewable annually by the Company which has the right of termination upon 30 days' advance written notice. Effective September 1, 2010, the Company extended the research and development agreement for an additional three-month period through November 30, 2010, in the amount of Can $164,200, or approximately U.S. $164,200. Effective December 1, 2010, the Company extended the research and development agreement for an additional nine-month period through August 31, 2011, in the amount of Can $434,687. Effective September 1, 2011, the Company extended the research and development agreement for an additional one-year period through August 31, 2012 in the amount of Can $555,900. Effective September 1, 2012, the Company extended the research and development agreement for an additional one-year period through August 31, 2013 in the amount of Can $611,550. Research and development expenses under this agreement for the fiscal years ended June 30, 2012, 2011 and 2010 aggregated U.S. $573,368, U.S. $622,872 and U.S. $672,693, respectively, and U.S. $7,149,301 for the cumulative period through June 30, 2012. Future obligations to be paid under the agreement through August 31, 2013 equal approximately U.S. $705,000.

Supply and service agreements

Effective June 20, 2011, the Company entered into an agreement with Criterium, Inc. ("Criterium") under which Criterium will provide monitoring, project and data management services in connection with the Company's Phase 1b/2a clinical trial. The agreement, as amended, has an initial term that commences on the date of the agreement and runs for a period of seventeen (17) months. The Company's remaining financial obligation under the agreement is estimated to be approximately $289,890.

Consulting and other Agreements

Effective May 1, 1999, the Company entered into a consulting agreement for research and development with Dr. John Thompson. The agreement was renewed for an additional two-year term through June 30, 2013. Future obligations to be paid under the agreement equal $67,500.

The Company is obligated under a non-cancelable operating lease of office space expiring on May 31, 2013. The aggregate minimum future payments are $62,733. Rent expense charged to operations aggregated $69,174, $88,766, $86,215 and $914,732 for the fiscal years ended June 30, 2012, 2011, 2010, and from inception through June 30, 2012, respectively.

13. Collaborative Arrangements:

On May 14, 1999, the Company entered into an agreement (the "Collaboration") with an Israeli partnership that is engaged in the worldwide marketing of tissue culture plants. The purpose of the Collaboration is to develop enhanced banana plants which will result in banana fruit with improved consumer- and grower-driven traits. The program had been performed as a joint collaboration whereby the Company paid for 50% of the research costs of the program. The Company's portion of the expenses of the collaboration approximated $100,000, $205,000 and $214,000 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, and is included in research and development expenses.

In July 1999, the Collaboration applied for and received a conditional grant from the Israel - United States Binational Research and Development Foundation (the "BIRD Foundation"). This agreement, as amended, allowed the Collaboration to receive $340,000 over a five-year period ending May 31, 2004. Grants received from the BIRD Foundation will be paid back only upon the commercial success of the Collaborations technology, as defined. The Company has received a total of $99,728, all of which was received prior to the fiscal years ended June 30, 2012, June 30, 2011, June 30, 2010 and June 30, 2009.

Effective December 22, 2011, the Company re-structured the Collaboration with the Israeli partnership to reflect the priorities of both Companies. The new agreement is an amendment to the original research and development agreement, dated May 14, 1999, that provided the Israeli company access to the Company's proprietary technology enabling the two Companies to engage in a jointly-funded research and development program relating to the development and production of banana plants with improved traits. The new agreement re-structures the collaboration from a cost and profit sharing arrangement to a license agreement, which provides the Company with a mid- to upper-single digit royalty on incremental revenue as defined in the agreement, from the sale of the Israeli company's banana seedling products containing the Company's technology without any future payments by the Company for the costs of development and commercialization. If a product, which incorporates the Company's technology, is commercialized by the Israeli partnership, the royalties will be payable from first commercial sale for the longer of ten (10) years or the expiration of the last valid patent on a country-by-country basis.

15. Grant Income:

On October 29, 2010, the Company was approved for a grant in the amount of $244,479 in connection with the Qualified Therapeutic Discovery Project, which is Section 48D of the Internal Revenue Code. The funds were granted in connection with the Company's program for the use of its lead therapeutic candidate, SNS01-T, in multiple myeloma.

16. Subsequent Event:

On August 8, 2012, the Company completed an exchange (the "Exchange") of certain five-year warrants issued by the Company in 2010 (the "Warrants") to purchase 17,262,500 shares of Common Stock (the "Warrant Shares") for 6,902,192 shares of Common Stock, and 2,384 shares of the Company's 10% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") were converted into 9,169,231 shares of Common Stock, pursuant to warrant exchange agreements (the "Warrant Exchange Agreements") by and between the Company and certain holders of the Warrants (the "Warrant Holders"). Following the Exchange, Warrants to purchase 19,745,313 Warrant Shares and 995 shares of Series A Preferred Stock remain outstanding.

Pursuant to the terms of the Warrant Exchange Agreements, the Company and each Warrant Holder agreed to exchange the Warrant held by such Warrant Holder for a number of shares of Common Stock equal to the product of (i) the number of Warrant Shares underlying the Warrant, multiplied by (ii) 0.35; provided, that if such Warrant Holder also owned shares of the Company's Series A Preferred Stock, such Warrant Holder additionally converted such shares of Series A Preferred Stock into the number of shares of Common Stock as determined pursuant to the terms set forth in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series A Convertible Preferred Stock and the Company exchanged the Warrant held by such Warrant Holder for a number of shares of Common Stock equal to the product of (i) the number of Warrant Shares underlying the Warrant, multiplied by (ii) 0.45.

Additionally, certain members of the Company's board of directors that owned shares of the Company's 10% Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), agreed to convert 1,200 shares of Series B Preferred Stock into 4,615,385 shares of Common Stock, as determined pursuant to the terms set forth in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series B Convertible Preferred Stock. Such conversions were not made pursuant to Warrant Exchange Agreements and therefore such directors did not receive any additional Common Stock. Following this conversion, no shares of Series B Preferred Stock remain outstanding.

The shares of the Company's Common Stock were issued solely to former holders of the Warrants upon exchange and the Series A Preferred Stock and Series B Preferred Stock upon conversion pursuant to the exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933, as amended. This exemption is available to the Company because the shares of the Company's Common Stock were exchanged by the Company with its existing security holders with no commission or other remunerations being paid or given for soliciting such an exchange.

17. Supplemental Cash Flow Information

	Fiscal Year Ended June 30,			Cumulative Amounts from Inception
	2012	2011	2010	
Supplemental disclosure of non-cash transactions:				
Conversion of convertible note into common stock	$ -	$ -	$ 7,619,360	$ 10,000,000
Conversion of bridge notes into common stock	-	-	-	534,316
Conversion of preferred stock into common stock	11,783	136,644	-	219,114
Allocation of preferred stock proceeds to warrants and beneficial conversion feature	1,076,355	360,733	-	8,526,135
Allocation of convertible debt proceeds to warrants and beneficial conversion feature	-	-	-	9,340,000
Warrants issued for financing costs	-	-	-	690,984
Issuance of common stock for interest payments on convertible notes	-	-	552,673	2,003,386
Issuance of common stock for dividend payments on preferred stock	557,153	2,155,315	-	3,621,943
Issuance of common stock in settlement of accounts payable	-	-	175,000	175,000
Dividends accrued on preferred stock	114,474	122,252	-	236,726
Supplemental disclosure of cash flow information:				
Cash paid for interest	134,549	110,649	59,645	371,683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to ____________

Commission file number: **001-31326**

SENESCO TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**84-1368850**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

721 Route 202/206, Suite 130, Bridgewater, New Jersey	**08807**
(Address of principal executive offices)	(Zip Code)

(908) 864-4444
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share.	**NYSE MKT**

Securities registered under Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act . Yes ____ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ____ Accelerated filer ____

Non-accelerated filer ___ Smaller reporting company _X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No _X_

As of December 31, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $17,813,515, based on the closing sales price as reported on the NYSE MKT on that date.

The number of shares outstanding of each of the registrant's classes of common stock, as of October 15, 2012:

Class	Number of Shares
Common Stock, $0.01 par value	116,975,283
Preferred Stock, $0.01 par value	995

Explanatory Note

We are filing this Amendment No. 1 on Form 10-K/A (the "Amendment") of Senesco Technologies, Inc. to amend our Annual Report on Form 10-K for the year ended June 30, 2012, filed on September 28, 2012 (the "Original Form 10-K", and together with the Amendment, the "Form 10-K"), to (i) furnish Exhibit 101 to the Form 10-K in accordance with Rule 405 of Regulation S-T which provides the financial statements and related notes from the Form 10-K formatted in XBRL (eXtensible Business Reporting Language) and (ii) include the information required by Part III of the Form 10-K as we no longer anticipate filing our proxy statement for the 2013 annual meeting, within 120 days of June 30, 2012. With the exception of the inclusion of the Exhibit 101 and the information required by Part III, no information contained in the Original Form 10-K has been changed.

Pursuant to Rule 406T of Regulation S-T, the interactive data files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

TABLE OF CONTENTS

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The following is a list of our current directors and executive officers, as of October 15, 2012, together with their ages and business backgrounds:

Name	Age	Capacities in Which Served	In Current Position Since
Leslie J. Browne, Ph.D.	62	President and Chief Executive Officer, Director	May 2010
John E. Thompson, Ph.D.	71	Executive Vice President and Chief Scientific Officer, Director	July 2004
Joel P. Brooks	53	Chief Financial Officer, Treasurer and Secretary	December 2000
Richard Dondero	62	Vice President of Research and Development	July 2004
Harlan W. Waksal, M.D.	59	Chairman of the Board of Directors	June 2009
John. N. Braca (1) (2)	54	Director	October 2003
Christopher Forbes (3)	61	Director	January 1999
Warren J. Isabelle	60	Director	June 2009
Thomas C. Quick (3)	57	Director	February 1999
David Rector (1) (2)	65	Director	February 2002
Rudolf Stalder (2) (3)	71	Director	February 1999
Jack Van Hulst	73	Director	January 2007

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating and Corporate Governance Committee

None of our current executive officers are related to any other executive officer or to any of our directors. Our executive officers are elected annually by our board and serve until their successors are duly elected and qualified.

Leslie J. Browne, Ph.D. was appointed our President and Chief Executive Officer in May 2010 and has been our director since March 2011. Dr. Browne has over 30 years of experience in the pharmaceutical industry. Prior to joining Senesco in May 2010, he served from October 2008 to May 2010 as President and CEO, and is currently chair, of Phrixus Pharmaceuticals, Inc., a private biotech working on muscular dystrophy and heart failure. He recently served from January 2007 to January 2009 as chair of the New Jersey Technology Council, where he continues as a member of the board. He also served from April 2007 to January 2009 as an independent director of Genelabs Technologies, which was sold to GSK, and from September 2004 to May 2008 as President, CEO and Director of Pharmacopeia, a Nasdaq listed company, where he transformed the company from a discovery contract research organization to a clinical development stage biopharmaceutical company with multiple internal development programs. Prior to joining Pharmacopeia, Dr. Browne was the Chief Operating Officer at Iconix Pharmaceuticals, Inc., a privately-held chemogenomics company from October 2001 to July 2004. Before Iconix, Dr. Browne held key positions at Berlex/Schering AG from 1990 to 2000, including Corporate Vice President, Berlex Laboratories, Inc. and President of

Schering Berlin Venture Corporation. In 1979, Dr. Browne began his industrial career at Ciba-Geigy, now Novartis, where he invented fadrozole, for the treatment of breast cancer and was closely involved in the discoveries of Femara® and Diovan®, which became major products for Novartis. Dr. Browne received his Bachelor of Science degree in Chemistry in 1972 from the University of Strathclyde, Glasgow Scotland. He received his Ph.D. in Organic Chemistry in 1978 from the University of Michigan and his postdoctoral training as a National Institutes of Health Postdoctoral Fellow at Harvard University from January 1978 to April 1979. Dr. Browne is an experienced executive with former CEO experience and senior executive level experience at large multinational, as well as development stage, life sciences companies. He also has corporate governance experience through service on boards of other companies and organizations. Dr. Browne's educational background also provides him with the tools necessary to understand the science underlying our technology and how it relates to human health and agricultural applications.

John E. Thompson, Ph.D. has been our director since October 2001. Dr. Thompson was appointed our President and Chief Executive Officer in January 1999, and he continued in that capacity until September 1999 when he was appointed Executive Vice President of Research and Development. In July 2004, Dr. Thompson became our Executive Vice President and Chief Scientific Officer. Dr. Thompson is the inventor of the technology that we develop. Since July 2001, he has been the Associate Vice President, Research and, from July 1990 to June 2001, he was the Dean of Science at the University of Waterloo in Waterloo, Ontario, Canada. Dr. Thompson has a Ph.D. in Biology from the University of Alberta, Edmonton, and he is a Fellow of the Royal Society of Canada. Dr. Thompson is also the recipient of a Lady Davis Visiting Fellowship, the Sigma Xi Award for Excellence in Research, the CSPP Gold Medal and the Technion Visiting Fellowship. Dr. Thompson has an in-depth knowledge and understanding of the science underlying our technology and how it relates to human health and agricultural applications.

Joel Brooks was appointed our Chief Financial Officer and Treasurer in December 2000. Mr. Brooks was appointed our Secretary in May 2010. From September 1998 until November 2000, Mr. Brooks was the Chief Financial Officer of Blades Board and Skate, LLC, a retail establishment specializing in the action sports industry. Mr. Brooks was Chief Financial Officer from 1997 until 1998 and Controller from 1994 until 1997 of Cable and Company Worldwide, Inc. He also held the position of Controller at USA Detergents, Inc. from 1992 until 1994, and held various positions at several public accounting firms from 1983 through 1992. Mr. Brooks is also a director and chairman of the audit committee of USA Technologies, Inc. Mr. Brooks received his Bachelor of Science degree in Commerce with a major in Accounting from Rider University in February 1983.

Richard Dondero was appointed our Vice President of Research and Development in July 2004. From July 2002 until July 2004, Mr. Dondero was a Group Leader in the Proteomics Reagent Manufacturing division of Molecular Staging, Inc., a biotech firm engaged in the measurement and discovery of new biomarkers. From 1985 through June 2001, Mr. Dondero served in several roles of increasing responsibility through Vice President of Operations and Product Development at Cistron Biotechnology, Inc. From 1977 through 1985, Mr. Dondero served as a senior scientist at Johnson and Johnson, and from 1975 through 1977, as a scientist at Becton Dickinson. Mr. Dondero received his Bachelor of Arts degree from New Jersey State University in 1972 and his Master of Science degree from Seton Hall University in 1976.

Harlan W. Waksal, M.D. has been our chairman of the board of directors since June 2009 and a director since October 2008. From July 2003 to present, Dr. Waksal has been the President and Sole Proprietor of Waksal Consulting L.L.C., which provides strategic business and clinical development counsel to biotechnology companies. Dr. Waksal co-founded the biotechnology company ImClone Systems Inc. in 1984. From July 2011 to present, Dr. Waksal has served as the Executive Vice-President, Business and Scientific Affairs of Acasti Pharma, Inc., which is a subsidiary of Neptune Technologies & Bioresources, Inc. From March 1987 through July 2003, Dr. Waksal had served in various senior roles for ImClone Systems Inc. as follows: March 1987 through April 1994 – President; April 1994 through May 2002 – Executive Vice President and Chief Operating Officer; May 2002 through July 2003 – President, Chief Executive Officer and Chief Operating Officer. Dr. Waksal also served as a director of ImClone Systems Inc. from March 1987 through January 2005. Dr. Waksal is currently a member of the Board of Trustees of Oberlin College. Dr. Waksal received a Bachelor of Arts in Biology from Oberlin College and an M.D. from Tufts University School of Medicine. Dr. Waksal is knowledgeable in science, drug development, regulatory and clinical affairs. In addition, he ran and operated a public biotechnology company and is familiar with the issues of corporate governance.

John N. Braca has been our director since October 2003. Mr. Braca has also served as a director and board observer for other healthcare, technology and biotechnology companies over the course of his career. Since August 2010, Mr. Braca has been the executive director controller for Iroko Pharmaceuticals, a privately-held global pharmaceutical company based in Philadelphia. From April 2006 through July 2010, Mr. Braca was the managing director of Fountainhead Venture Group, a healthcare information technology venture fund based in the Philadelphia area, and has been working with both investors and developing companies to establish exit and business development opportunities. From May 2005 through March 2006, Mr. Braca was a consultant and advisor to GlaxoSmithKline management in their research operations. From 1997 to April 2005, Mr. Braca was a general partner and director of business investments for S.R. One, Limited, or S.R. One, the venture capital subsidiary of GlaxoSmithKline. In addition, from January 2000 to July 2003, Mr. Braca was a general partner of Euclid SR Partners Corporation, an independent venture capital partnership. Prior to joining S.R. One, Mr. Braca held various finance and operating positions of increasing responsibility within several subsidiaries and business units of GlaxoSmithKline. Mr. Braca is a licensed Certified Public Accountant in the state of Pennsylvania and is affiliated with the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Braca received a Bachelor of Science in Accounting from Villanova University and a Master of Business Administration in Marketing from Saint Joseph's University. Mr. Braca's financial background, operating experience with both large pharmaceutical companies and developing biotechnology companies, provides the board with practical experience for issues facing the Company. In addition, Mr. Braca also has a strong corporate governance background through his experience with other company boards.

Christopher Forbes has been our director since January 1999. From September 2011 to present, Mr. Forbes has been the Vice Chairman of Forbes Media LLC and Forbes Family Holdings, and Vice President of Forbes Management Co. Inc. From 1989 through September 2011, Mr. Forbes had been Vice Chairman of Forbes, Inc. From 1981 to 1989, Mr. Forbes was Corporate Secretary at Forbes. Prior to 1981, he held the position of Vice President and Associate Publisher. Mr. Forbes is the Chairman of the American Friends of the Louvre, and he also sits on the boards of The Friends of New Jersey State Museum and The New York Academy of Art. He is also a member of the board of advisors of The Princeton University Art Museum. Mr. Forbes received a Bachelor of Arts degree in Art History from Princeton University in 1972. In 1986, he was awarded the honorary degree of Doctor of Humane Letters by New Hampshire College and in 2003 was appointed a Chevalier of the Legion of Honor by the French Government. Mr. Forbes's knowledge regarding corporate operations as well as his business acumen, provide the board with experience in running a corporation and addressing the issues that face a growing company, such as ours.

Warren J. Isabelle has been our director since June 2009. Mr. Isabelle is a founder and principal of Ironwood Investment Management L.L.C., located in Boston, MA. Mr. Isabelle founded Ironwood Investment Management L.L.C in August 1997. From 1983 until 1997, Mr. Isabelle was with Pioneer Management Corporation where he served most recently as Director of Research and Head of U.S. Equities. Mr. Isabelle has also, since January 2004, served as a member of the Public Board and Vice-Chairman of the Investment Committee of the University of Massachusetts Foundation. Mr. Isabelle is a Chartered Financial Analyst and member of the CFA institute and the American Chemical Society. Mr. Isabelle received a Bachelor of Science degree in chemistry from Lowell Technological Institute, a Master of Science degree in Polymer Science and Engineering from the University of Massachusetts, and a MBA from the Wharton School, University of Pennsylvania. Mr. Isabelle's experience as an investment analyst and portfolio manager provides the Company with valuable insight into the biotechnology industry and the publicly-traded capital markets.

Thomas C. Quick has been our director since February 1999. Since 2003, Mr. Quick has been the President of First Palm Beach Properties, Inc. From 2001 through 2003, Mr. Quick was the Vice Chairman of Quick & Reilly/Fleet Securities, Inc., successor to The Quick & Reilly Group, Inc., a holding company for four (4) major financial services businesses. From 1996 until 2001, Mr. Quick was the President and Chief Operating Officer and a director of Quick & Reilly/Fleet Securities, Inc. From 1985 to 1996, he was President of Quick & Reilly, Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. Mr. Quick serves as a member of the board of directors and compensation committee of B.F. Enterprises. He is also a member of the board of directors of Best Buddies, The American Ireland Fund and Venetian Heritage, Inc. He is a trustee of the National Corporate Theater Fund, Cold Spring Harbor Laboratories, the Norton Museum and the Inter-City Scholarship Foundation of New York City. Mr. Quick is a graduate of Fairfield University. As a result of his professional and other experiences, Mr. Quick has a deep understanding of corporate operations and strategy, and operations in both the US and internationally. Mr. Quick also has significant corporate governance experience through his service on other company boards.

David Rector has been our director since February 2002. Mr. Rector also serves as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange (formerly Superior Galleries, Inc.) Mr. Rector also serves on the board of directors of Standard Drilling, Valor Gold Corp., American Strategic Minerals Corp., and Pershing Gold Corp. (formerly Sagebrush Gold, Ltd.). Since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries. Since February 2012 through present, Mr. Rector has served as the VP Finance & Administration of Pershing Gold Corp. From May 2011 through February 2012, Mr. Rector served as the President of Sagebrush Gold, Ltd. From October 2009 through August 2011, Mr. Rector had served as President and CEO of Li3 Energy, Inc. From

July 2009 through May 2011, Mr. Rector had served as President and CEO of Nevada Gold Holdings, Inc. From September 2008 through November 2010, Mr. Rector served as President and CEO Universal Gold Mining Corp. Since October 2007 through present, Mr. Rector has served as President and CEO of Standard Drilling, Inc. From May 2004 through December 2006, Mr. Rector had served in senior management positions with Nanoscience Technologies, Inc., a development stage company engaged in the development of DNA Nanotechnology. From 1983 until 1985, Mr. Rector served as President and General Manager of Sunset Designs, Inc., a domestic and international manufacturer and marketer of consumer product craft kits, and a wholly-owned subsidiary of Reckitt & Coleman N.A. From 1980 until 1983, Mr. Rector served as the Director of Marketing of Sunset Designs. From 1971 until 1980, Mr. Rector served in progressive roles in the financial and product marketing departments of Crown Zellerbach Corporation, a multi-billion dollar pulp and paper industry corporation. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969. As a result of these professional and other experiences, Mr. Rector has a deep business understanding of developing companies. Mr. Rector also brings corporate governance experience through his service on other company boards.

Rudolf Stalder has been our director since February 1999 and was appointed as our Chairman and Chief Executive Officer on January 10, 2000. On October 4, 2001, Mr. Stalder resigned as our Chief Executive Officer. On June 8, 2009, Mr. Stalder resigned as our Chairman. Mr. Stalder is a former member of the executive boards of Credit Suisse Group and Credit Suisse First Boston and former Chief Executive Officer of the Americas Region of Credit Suisse Private Banking. Mr. Stalder joined Credit Suisse in 1980 as a founding member and Deputy Head of the Multinational Services Group. In 1986, he became Executive Vice President. He was named to Credit Suisse's Executive Board in 1989. In 1990, he became Head of the Commercial Banking Division and a Member of the Executive Committee. From 1991 to 1995, Mr. Stalder was Chief Financial Officer of Credit Suisse First Boston and a Member of the Executive Boards of Credit Suisse Group and Credit Suisse First Boston. He became head of the Americas Region of Credit Suisse Private Banking in 1995 and retired in 1998. Prior to moving to the United States, Mr. Stalder was a member of the Board of Directors for several Swiss subsidiaries of major corporations including AEG, Bayer, BTR, Hoechst, Saint Gobain, Solvay and Sony. He is a fellow of the World Economic Forum. He currently serves on the board of the Greater Bridgeport Symphony. He was a member of the Leadership Committee of the Consolidated Corporate Fund of Lincoln Center for the Performing Arts, Board of The American Ballet Theatre and a Trustee of Carnegie Hall. From 1991 through 1998, Mr. Stalder was Chairman of the New York Chapter of the Swiss-American Chamber of Commerce. He continues to serve as an advisory board member of the American-Swiss Foundation. Mr. Stalder received a diploma in advanced finance management at the International Management Development Institute in Lausanne, Switzerland in 1976. He completed the International Senior Managers Program at Harvard University in 1985. Mr. Stalder is an experienced executive with former CEO experience and senior executive level experience at large multinational companies. He also has corporate governance experience through service on other public company boards.

Jack Van Hulst has been our director since January 2007. Mr. Van Hulst was appointed as our President and Chief Executive Officer effective November 16, 2009. Mr. Van Hulst was further appointed as our Secretary effective February 1, 2010. Mr. Van Hulst resigned as our President and Chief Executive Officer and Secretary effective May 25, 2010. Since June 2010, Mr. Van Hulst has been the operating partner of SK Capital Partners. Mr. Van Hulst also serves as a director and member of the compensation and audit committees of HiTech Pharmacal, Inc. He has more than 42 years of international experience in the pharmaceutical industry. He began his career in 1968 at Organon, which was subsequently acquired by AKZO, N.V., the multinational human and animal healthcare company, where he was based in Europe and the US and responsible for establishing AKZO's position in the US in the manufacturing and sales and marketing of fine chemicals. Mr. Van Hulst later became President of AKZO's US Pharmaceutical Generic Drug Business and was responsible for establishing AKZO in the US generic drug industry. From 1989 to 1999, Mr. Van Hulst successively owned and led two generic pharmaceutical companies, improving their operations and then selling them to a private equity group and a pharmaceutical company. From 1999 to 2005, he was Executive Vice President at Puerto Rico-based MOVA Pharmaceutical Corporation, a contract manufacturer to the pharmaceutical industry that recently merged with Canadian-based Patheon. Mr. Van Hulst also serves as Chairman of the Board of The International Center in New York, a non-profit organization. Mr. Van Hulst received a Masters degree in law from the University in Utrecht, Netherlands in 1968. Mr. Van Hulst possesses management experience as a result of his prior positions. Mr. Van Hulst spent years holding a number of management roles at other pharmaceutical companies and this experience assists the Company in working though the similar issues that it may face in its own operations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires a company's directors, officers and stockholders who beneficially own more than 10% of any class of equity securities of the company registered pursuant to Section 12 of the Exchange Act, collectively referred to herein as the Reporting Persons, to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to the company's equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us and upon written representations of the Reporting Persons received by us, we believe that there has been compliance with all Section 16(a) filing requirements applicable to our Reporting Persons, with the following exceptions: Dr. Waksal filed Form 4 on January 19, 2012 to report the purchase of common stock on January 6, 2012; Mr. Forbes filed Form 4 on January 19, 2012 to report the purchase of common stock on January 6, 2012; and Paul Edward Klaver filed Form 4 on April 12, 2012 to report certain transfers of shares of common stock on March 15, 2012 and March 22, 2012.

Code of Business Ethics and Conduct

On March 17, 2003, our board adopted a Code of Business Ethics and Conduct, which may also be found on our website at www.senesco.com. Our Code of Ethics contains written standards designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC and in other public communications made by the Company;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in our Code of Ethics; and
- accountability for adherence to our Code of Ethics.

Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics.

Audit Committee

Our Audit Committee was established in July 1999. On March 11, 2011, our board adopted an Amended and Restated Audit Committee Charter. The primary responsibilities of our Audit Committee include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- discussing our risk management policies;
- establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the audit committee report required by SEC rules.

Our Audit Committee is currently comprised of John N. Braca, David Rector and Rudolf Stalder. Mr. Braca currently serves as the chairman of the Audit Committee. The NYSE MKT currently requires an Audit Committee comprised solely of independent directors. Messrs. Braca, Rector and Stalder are "independent" members of our board as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 803 of the NYSE MKT Company Guide. In addition, our board of directors has determined that Mr. Braca satisfies the definition of an audit committee "financial expert" as set forth in Item 407(d)(5) of Regulation S-K promulgated by the SEC. Our Audit Committee held five (5) meetings during Fiscal 2012.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our executive officers during Fiscal 2012 and as anticipated for Fiscal 2013. Our Chief Executive Officer, Chief Financial Officer and all of our other executive officers included in the Summary Compensation Table will be referred to as the "named executive officers" for purposes of this discussion.

Compensation Objectives and Philosophy

The Compensation Committee, also referred to herein as the Committee, of the board is responsible for the following:

- annually reviewing and approving, or recommending for approval by our board, the corporate goals and objectives relevant to executive officer compensation;
- reviewing and approving, or recommending for approval by our board, the salaries and incentive compensation of our executive officers;
- preparing the Compensation Committee report, including the Compensation Discussion and Analysis;
- administering our 2008 Incentive Compensation Plan, or similar stock plan adopted by our stockholders; and
- reviewing and making recommendations to our board with respect to director compensation.

As part of this process, the Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

- to motivate, recruit and retain executives capable of meeting our strategic objectives;
- to provide incentives to ensure superior executive performance and successful financial results for us; and
- to align the interests of executives with the long-term interests of our stockholders.

The Committee seeks to achieve these objectives by:

- linking a substantial portion of compensation to our achievement of long-term and short-term research and development objectives and financial objectives and the individual's contribution to the attainment of those objectives;
- providing long-term equity-based incentives and encouraging direct share ownership by executives with the intention of providing incentive-based

compensation to encourage a long-term focus on company profitability and stockholder value; and

- understanding the marketplace and establishing a compensation structure that is adjusted for our position in the marketplace and our current financial condition and limited capital resources.

Setting Executive Compensation

For Fiscal 2012, the Committee's objective was to target each component of compensation listed below to be competitive with comparable positions at peer group companies, and to target the total annual compensation of each named executive officer at the appropriate level for comparable positions at the competitive peer group companies.

During the compensation review process for Fiscal 2012, the Committee engaged, J. Richard and Co., also referred to herein as J. Richard, a nationally recognized compensation consulting firm, as its compensation consultant, on an as needed basis regarding its proposed programs and approaches to compensation during Fiscal 2012, for which J. Richard was compensated. Other than as described above, J. Richard did not provide any additional services to the Committee or Senesco for Fiscal 2012, and compensation to J. Richard for services rendered in Fiscal 2012 was less than $120,000. In addition, the Committee consulted with J. Richard in connection with its plans for Fiscal 2013.

The Committee elected to identify various companies in the biotech sector it felt were somewhat close in scope of operation to Senesco. It became evident, as in prior years, that due to the key banner points listed above (the breadth of operations in general, executive officers scope of duties and responsibilities, position in the life cycle, financial responsibilities, capitalization and size of management staff) it is very difficult to identify such public entities for comparative purposes. For Fiscal 2012, the companies we elected to evaluate were as follows: Access Pharma (ACCP.OB); Adventrx (ANX); Poniard (PARD); Cortex (CORX.OB); Callisto (CLSP.OB); RXi Pharmaceuticals (RXII); Titan Pharma (TTNP.OB); Oxigene (OXGN); Entremed (ENMD); and Silence Therapuetics (SLNCF). For Fiscal 2013, the companies we elected to evaluate were as follows: Access Pharma (ACCP.OB); Adventrx (ANX); Poniard (PARD); Cortex (CORX.OB); Callisto (CLSP.OB); RXi Pharmaceuticals (RXII); Titan Pharma (TTNP.OB); Oxigene (OXGN); Entremed (ENMD); and Silence Therapuetics (SLNCF). In selecting companies to survey for such compensation purposes, the Committee considered many factors not directly associated with the stock price performance of those companies, such as geographic location, development stage, organizational structure and market capitalization. For this reason, there is not a meaningful correlation between the companies included within the peer group identified for comparative compensation purposes and the companies included within the RDG Micro Biotechnology Index. Because the biotechnology industry is a dynamic industry, our comparator group is periodically updated to ensure that companies continue to meet established criteria and remain similar in scope of operation to us.

In determining the compensation of each named executive officer, the Committee also considers a number of other factors, including our recent performance and the named executive officer's individual performance, the Chief Executive Officer's recommendations and the importance of the executive's position and role in relation to execution of our strategic plan. There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Committee determines the mix of compensation for each named executive officer based on its review of the competitive data, its subjective analysis of that individual's performance and contribution to our financial performance, the financial strength and outlook of Senesco and, most of all, what is considered fair and reasonable based on the scope of operations and responsibilities of the officer. For the Chief Executive Officer, for Fiscal 2012, the Committee set his performance targets and compensation levels based upon the input from the Committee's analysis and from the Chief Executive Officer. For other named executive officers, the Committee sets performance targets and compensation levels after taking into consideration recommendations from the Chief Executive Officer. As part of this process, the Committee considers a number of factors important to our stockholders, including ongoing concerns over the dilutive effect of option grants on our outstanding shares, the compensation expense we must take for financial accounting purposes in accordance with FASB Accounting Standards Codification Topic 718 (ASC 718, Compensation-Stock Compensation) with respect to option grants in relation to the actual value anticipated to be delivered to our executive officers from such awards, and the market volatility of our stock.

Components of Compensation

For Fiscal 2012, our executive compensation program included the following components:

- base salary; and
- annual short-term equity incentives.

Currently, for Fiscal 2013, our executive compensation program includes the following components:

- base salary; and
- annual short-term equity incentives.

The Committee seeks to align the named executive officers' and stockholders' interests in a pay for performance environment. The Committee also reviews the compensation metrics of the CEO versus the other named executive officers. Although certain percentages and allocations may differ, the overall cash and equity compensation package of the CEO is not materially greater than the overall cash and equity compensation package of each other named executive officer. On average, a large portion of an executive officer's total compensation is at risk, with the amount actually paid tied to achievement of pre-established objectives and individual goals.

Base Salary

In General – It is the Committee's objective to set a competitive rate of annual base salary or consulting fees for each named executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk. However, the Committee recognizes that we are still a development stage company, with little to no revenue currently and believes that developing too rigid of a compensation structure can become detrimental to our progress.

When compared to comparable positions at the competitive peer group companies, it is the Committee's objective to target the base compensation level of executive officers approximately around the 50th percentile because of our current financial position. However, historically, the compensation level for our executive officers has been below the 25th percentile of competitive peer group companies. In determining the compensation of each executive officer, the Committee also considers a number of other factors, including recent Senesco and individual performance, the officer's position and responsibilities and the CEO's recommendations (with respect to officers other than the CEO).

Base Salary for Fiscal 2012 – For Fiscal 2012, after review of the factors discussed above, the following named executive officers' salaries were increased as follows:

Name	Title	2012 Salary	2011 Salary	% Increase
Leslie J. Browne, Ph.D.	President and Chief Executive Officer	$262,500	$250,000	5.0%
John E. Thompson, Ph.D.	Executive Vice-President and Chief Scientific Officer	$ 67,500 (1)	$ 65,000 (1)	3.8%
Joel P. Brooks	Chief Financial Officer, Secretary and Treasurer	$170,000	$164,800	3.0%
Richard Dondero	Vice-President of Research and Development	$153,200	$147,300	4.0%

(1) Represents consulting fees paid under a consulting agreement.

Base Salary for Fiscal 2013 – For Fiscal 2013, after a review of the factors discussed above, the following named executive officer's salaries were increased as follows.

Name	Title	2013 Salary	2012 Salary	% Increase
Leslie J. Browne, Ph.D.	President and Chief Executive Officer	$271,000	$ 262,500	3.5%
John E. Thompson, Ph.D.	Executive Vice-President and Chief Scientific Officer	$ 70,000 (1)	$ 67,500 (1)	3.5%
Joel P. Brooks	Chief Financial Officer, Secretary and Treasurer	$176,000	$170,000	3.5%
Richard Dondero	Vice-President of Research and Development	$159,000	$153,200	3.5%

(1) Represents consulting fees paid under a consulting agreement.

Drs. Browne and Thompson and Messrs. Brooks and Dondero received an approximately 3.5% increase in base salary to reflect (i) a cost of living adjustment and (ii) their relative performance.

Annual Bonuses for Fiscal 2012– There were no bonuses granted for Fiscal 2012.

The Committee wishes to provide additional compensation to all of the named executive officers, including the Chief Executive Officer, through the development of incentive programs based on the named executives performance and attainment of stated objectives that enhance shareholder value in order to (i) link a substantial portion of their compensation to the achievement of short-term and long-term objectives and (ii) to save cash given our limited capital resources.

Annual Bonuses for Fiscal 2013– Bonuses will be determined at the discretion of the board after the end of the fiscal year based upon the recommendation of the Committee.

Short Term Incentive Equity Awards

In General – A portion of each named executive officer's compensation is provided in the form of short-term equity awards. It is the Committee's belief that properly structured equity awards are an effective method of aligning the short-term interests of our named executive officers with those of our stockholders.

Short-term equity awards were made in the form of incentive stock options, also referred to herein as ISO's, for tax purposes. The Committee has followed a grant practice of tying equity awards to its annual year-end review of individual performance, its assessment of our performance and our operational results.

Short-Term Incentive Plan for Fiscal 2012 – The Committee, in coordination with our Chief Executive Officer, established our short-term goals and objectives for Fiscal 2012, which include the following:

- Contributions relating to the development of our SNS01-T assets:
  - Demonstrate the pre-clinical effects of SNS01-T in combination with certain approved therapeutic products;
  - Develop an improved SNS01-T formulation;
  - Complete treatment under the Phase 1b/2a clinical study for SNS01-T in multiple myeloma; and
  - Plan a clinical study for SNS01-T in B cell cancers in addition to multiple myeloma;
- Contributions relating to finance objectives:
  - Maintain sufficient working capital and plan and execute financing activities; and
  - Regain and maintain NYSE MKT compliance;
- Contributions relating to corporate development:
  - Expand product portfolio; and
  - Investigate partnering opportunities.

The foregoing goals and objectives were generally weighted as follows: 50% for contributions relating to the development of our SNS01-T assets; 25% to contributions relating to finance objectives; and 25% to contributions relating to corporate development. However, the specific weighting varied from executive officer to executive officer, in order to reflect that officer's specific duties and responsibilities.

The Committee, working with our Chief Executive Officer, identified additional individual performance goals and objectives for Fiscal 2012 for Messrs. Brooks and Dondero and Dr. Thompson. Mr. Brooks's goals and objectives primarily include raising capital through financings, regaining and maintaining NYSE MKT compliance and increasing Senesco's trading volume. Mr. Dondero's goals and objectives primarily include management of Senesco's clinical trials, initiation of new clinical trials for our SNS01-T assets and expanding our product portfolio. Dr. Thompson's goals primarily include demonstrating the pre-clinical effects of SNS01-T in combination with certain approved therapeutic products and developing an improved SNS01-T formulation.

In September 2011, the Committee determined to award the following options to purchase shares of our common stock, par value $0.01, to the following named executive officers in connection with the short-term goals and objectives for Fiscal 2012:

Leslie J. Browne, Ph.D.	819,000
Joel Brooks	468,000
Richard Dondero	468,000
John E. Thompson, Ph.D.	468,000

The option awards allotted for completion of Fiscal 2012 goals and objectives were allocated to the following named executive officers as follows – Dr. Browne: 35%, Mr. Brooks: 20%, Mr. Dondero: 20%, Dr. Thompson: 20%, and 5% of the option awards will be allocated at the Committee's discretion for outstanding performance to assist Senesco in reaching such goals. Such options were granted on September 30, 2011, which was two days after the filing of our annual report on Form 10-K for the year ended June 30, 2011, and have an exercise price of $0.23, which is equal to the closing price of the common stock on the date of grant. Twenty-five percent (25%) of such options vested on the first anniversary of the date of grant with the balance initially vesting at a rate of 1/36 for each month thereafter, however, in October 2012, the Committee determined that the performance metrics had not been fully met. Therefore, a percentage of the options granted in September 2011 were forfeited as follows:

Name	**Initial Grant**	**Performance Adjustment Percentage**	**Options Retained**	**Options Forfeited**
Leslie J. Browne, Ph.D.	819,000	45%	368,550	450,450
Joel Brooks	468,000	40%	187,200	280,800
Richard Dondero	468,000	40%	187,200	280,800
John E. Thompson, Ph.D.	468,000	70%	327,600	140,400

The remaining retained options will continue to vest pursuant to the vesting schedule set forth above.

Short-Term Incentive Plan for Fiscal 2013 – The Committee, in coordination with our Chief Executive Officer, established our short-term goals and objectives for Fiscal 2013, which include the following:

- Contributions relating to the development of our SNS01-T assets:
  - Maintain schedule to complete multiple myeloma study in the second half of fiscal 2013;
  - Plan a clinical study for SNS01-T in B cell cancers in addition to multiple myeloma;
  - Validate preclinical candidate for approval for IND preparation; and
  - Develop an improved SNS01-T formulation;
- Contributions relating to finance objectives:
  - Improve the capital resources of the company through a financing transaction; and
  - Regain and maintain NYSE MKT compliance;
- Contributions relating to corporate development:
  - Expand product portfolio; and
  - Integrate business acquisitions.

The foregoing goals and objectives were generally weighted as follows: 50% for contributions relating to the development of our SNS01-T assets; 25% to contributions relating to finance objectives; and 25% to contributions relating to corporate development. However, the specific weighting varied from executive officer to executive officer, in order to reflect that officer's specific duties and responsibilities.

The Committee identified additional individual performance goals and objectives for Fiscal 2013 for Messrs. Brooks and Dondero and Dr. Thompson. Mr. Brooks's goals and objectives primarily include raising capital through financings, regaining and maintaining NYSE MKT compliance and increasing Senesco's trading volume. Mr. Dondero's goals and objectives primarily include management of Senesco's clinical trials, initiation of new clinical trials for our SNS01-T assets and expanding our product portfolio. Dr. Thompson's goals primarily include demonstrating the pre-clinical effects of SNS01-T in combination with certain approved therapeutic products and developing an improved SNS01-T formulation.

In October 2012, the Committee determined to award the following options to purchase shares of our common stock, par value $0.01, to the following named executive officers in connection with the short-term goals and objectives for Fiscal 2013:

Leslie J. Browne, Ph.D.	1,365,000
Joel Brooks	780,000
Richard Dondero	780,000
John E. Thompson, Ph.D.	780,000

The option awards allotted for completion of Fiscal 2013 goals and objectives will be allocated to the following named executive officers as follows – Dr. Browne: 35%, Mr. Brooks: 20%, Mr. Dondero: 20%, Dr. Thompson: 20%, and 5% of the option awards will be allocated at the Committee's discretion for outstanding performance to assist Senesco in reaching such goals. Such options will be granted on November 16, 2012, which will be two days after the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2012, and have an exercise price equal to the closing price of the common stock on November 16, 2012. Twenty-five percent (25%) of such options will vest on the first anniversary of the date of grant with the balance vesting at a rate of 1/36 for each month thereafter, unless the Committee has determined that the performance metrics have not been met.

Market Timing of Equity Awards

The Compensation Committee does not engage in any market timing of the equity awards made to the executive officers or other award recipients, and accordingly, there is no established practice of timing our awards in advance of the release of favorable financial results or adjusting the award date in connection with the release of unfavorable financial developments affecting our business. In general, we will attempt, when possible, to make equity awards to our executive officers and directors promptly after the release of our financial results.

Clawback Policy

We are reviewing our current "clawback" policy which provides for recoupment of incentive compensation in certain circumstances in connection with the enactment of recent regulations in that regard and are awaiting final SEC rules and regulations in order to revise our "clawback" policy in compliance with such rules and regulations.

Analysis of Risk Associated with our Compensation Plans

In making decisions regarding compensation program design and pay levels, our Compensation Committee and senior management, working with our Audit Committee, consider many factors, including any potential risks to Senesco and our stockholders. Although a significant portion of our executives' compensation is performance-based and "at-risk," we believe our compensation plans are appropriately structured and are not reasonably likely to have a material adverse effect on us.

We do not believe that the performance-based nature of the executive compensation program encourages excessive risk-taking by our executive officers that would threaten our economic viability. In Fiscal 2012 the Compensation Committee's performance milestones under the stock option grants for certain clinical objectives were focused on the achievement of specific milestones, rather than a successful outcome. The Compensation Committee believes that this strategy protects against the potential of short-term incentives to encourage excessive risk taking. In addition, long-term equity awards tied to the value of our common stock represent a significant component of an executive officer's total direct compensation, as evidenced by the compensation breakdown contained in the Summary Compensation Table that follows. Those awards promote a commonality of interest between the executive officers and our stockholders in sustaining and increasing stockholder value. Because the equity awards are typically made on an annual basis to the executive officers, those officers always have unvested awards outstanding that could decrease significantly in value if our business is not managed to achieve its long term goals. Accordingly the overall compensation structure is not overly-weighted toward short-term incentives, and we have taken what we believe are reasonable steps to protect against the potential of disproportionately large short-term incentives that might encourage excessive risk taking.

Executive Benefits and Perquisites

In General – The named executive officers are also provided with certain market competitive benefits. They are currently not provided with any perquisites. It is the Committee's belief that such benefits are necessary for us to remain competitive and to attract and retain top caliber executive officers, since such benefits are typically provided by companies in the biotechnology industry and with other companies with which we compete for executive talent.

Retirement Benefits – The named executive officers may participate in the company-wide 401(k) plan. Generally, we do not make any contributions to the 401(k) plan and do not have any additional retirement benefits. During Fiscal 2012, due to an anomaly in the rules, the Company contributed $9,800 to the 401(k) plan for the benefit of Leslie J. Browne, Ph.D.

Other Benefits and Perquisites – All administrative employees, including the named executive officers, are eligible to receive standard health, disability, and life insurance. We do not provide any additional benefits and perquisites.

Executive Compensation Agreements

None of our named executive officers have a current employment agreement with us.

On October 9, 2012, our board of directors approved a Retention Policy for officers of the Company (the "Policy"). Pursuant to the terms and provisions of the Policy, in the event that an officer of the Company is terminated or resigns for good reason (as such term is defined in the Policy) in connection with a change of control transaction (as such term is defined in the Policy), such officer will be entitled to receive the following (subject to the limitation discussed below):

(i) The involuntary termination benefits provided in the officer's employment agreement, if any, including unpaid compensation and benefits.
(ii) The full incentive bonus allocated to the officer for the calendar year in which termination occurs, as determined by the Board.
(iii) A multiple of the officer's annual base salary: (CEO=2x, CFO=1.5x, VP R&D=1.5x, VP Clinical=1.5x, other officers=1x);
(iv) Medical coverage with term equal to base salary continuation under the Company's group health insurance.
(v) Allowance for all vested options to be exercisable for the remainder of each such vested option's full remaining exercise period.
(vi) Immediate vesting of all unvested options granted to the officer.

Notwithstanding the foregoing, if the aggregate compensation set forth in clauses (i), (ii), (iii) and (iv) above to be paid to all officers exceeds 10% of the value of the transaction as determined by the parties (as reflected in a definitive agreement, including the fair market value of any publicly traded securities), or if not reflected in a definitive agreement, then as determined by a qualified, independent third party selected by the board of directors of the Company, then the board of directors shall have the discretion to reduce such compensation pro-rata to the extent necessary to consummate the change of control transaction.

The Policy also provides that our board of directors shall have discretion to grant a termination package in the event an officer is terminated by the board without cause (as such term is defined in the Policy) or resigns for good reason (as such term is defined in the Policy).

The Compensation Committee believes that the severance benefits under the Policy provide financial protection against the potential loss of employment in designated circumstances and will allow our executive officers to focus attention on changes that are in the best interests of the stockholders, without undue concern as to each officer's own financial situation. The Compensation Committee also believes the accelerated vesting of equity awards is justified because those awards are designed to serve as the primary vehicle for the executives to accumulate financial resources for retirement. Finally, given the time periods and risks involved in pharmaceutical development, the Compensation Committee believes that the extended exercise period is an appropriate way to provide the officers with an opportunity to realize financial gains from decisions made during his or her tenure as an officer. J. Richard advised the Compensation Committee that the Policy is within the competitive range of comparable executive officer severance packages at other companies in the comparator group.

IRC Section 162(m) compliance

As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as us are not allowed a federal income tax deduction for compensation, paid to the Chief Executive Officer and the three other highest paid executive officers, to the extent that such compensation exceeds $1 million per officer in any one year and does not otherwise qualify as performance-based compensation. Currently, our stock option compensation packages are structured so that compensation deemed paid to an executive officer in connection with the exercise of a stock option should qualify as performance-based compensation that is not subject to the $1 million limitation. However, other awards, like RSU's, made under our stock incentive plans may or may not so qualify. In establishing the cash and equity incentive compensation programs for the executive officers, it is the Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to our financial performance and RSU awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Committee's belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to our financial success, even if part of that compensation may not be deductible by reason of the Section 162(m) limitation.

It is important to note that as of June 30, 2012, the Company had net operating loss carryforwards for federal income tax purposes. These loss carryforwards would defer the impact of any deductions that the Company might lose under Section 162(m) for one or more of those carryforward years.

For Fiscal 2012, none of our executive officer's compensation reached the $1 million limitation. The Committee will continue to evaluate such $1 million limitation in Fiscal 2013.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation, Discussion and Analysis with management, and based on this review and these discussions, the Compensation Committee recommended to the board that the Compensation, Discussion and Analysis be included in Senesco's Annual Report on Form 10-K/A.

This report is submitted on behalf of the
Compensation Committee
David Rector, Chairman
John N. Braca

Other Compensation

Summary Compensation Table

The following table sets forth information concerning compensation for services rendered in all capacities during the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010 awarded to, earned by or paid to: (i) our Chief Executive Officer; (ii) our Chief Financial Officer; and (iii) each of our two other executive officers whose total compensation for Fiscal 2012 was in excess of $100,000, collectively referred to herein as the named executive officers. No other executive officers who would have otherwise been includable in such table on the basis of total compensation for Fiscal 2012 have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position (a)	Year (1) (b)	Salary ($)(2) (c)	Bonus ($)(3) (d)	Stock Awards ($) (4) (e)	Option Awards ($) (5) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (6) (i)	Total ($) (j)
Leslie J. Browne, Ph.D. (7)	2012	$ 266,322	-	-	$ 151,515	-	-	$ 9,800	$ 427,637
(President and Chief Executive Officer)	2011	$ 250,468	-	-	$ 154,425	-	-	-	$ 404,893
	2010	$ 27,885	-	-	$ 440,000	-	-	-	$ 467,885
Joel Brooks	2012	$ 172,682	-	-	$ 86,580	-	-	-	$ 259,262
(Chief Financial Officer , Secretary and Treasurer)	2011	$ 165,976	-	$ 2,600	$ 90,525	-	-	-	$ 259,101
	2010	$ 163,306	$15,000	-	$ 66,000	-	-	-	$ 244,306
Richard Dondero	2012	$ 155,775	-	-	$ 86,580	-	-	-	$ 242,355
(Vice-President of Research)	2011	$ 148,827	-	-	$ 90,525	-	-	-	$ 239,352
	2010	$ 146,677	$15,000	-	$ 66,000	-	-	-	$ 227,677
John E. Thompson Ph.D.	2012	$ 67,500	-	-	$ 86,580	-	-	-	$ 154,080
(Executive Vice-President and Chief Scientific Officer)	2011	$ 65,000	-	-	$ 90,525	-	-	-	$ 155,525
	2010	$ 65,000	-	-	-	-	-	-	$ 65,000

(1) Senesco's fiscal year ends on June 30.

(2) Such amount represents actual salary paid, including such amounts deferred in connection with our 401K plan.

(3) The bonus earned for the fiscal year ended June 30, 2010 was declared and paid in October 2010. There were no bonuses earned or paid during the fiscal years ended June 30, 2012 and 2010.

(4) The amounts shown are the grant date fair value of RSU's awarded to each named executive officer in each year. The fair values of the RSU's awarded were calculated based on the fair market value of the underlying shares of common stock on the respective grant dates in accordance with FASB ASC Topic 718 and were not adjusted to take into account any estimated forfeitures. In accordance with the recently adopted SEC rules, the amounts previously reported in the "Stock Awards" column for 2009 have been revised to reflect the grant date fair values of the awards granted in such year, as determined in accordance with FASB ASC Topic 718, excluding the effect of forfeitures.

(5) The amounts shown are the grant date fair value of stock options granted to each named executive officer, in accordance with FASB ASC Topic 718 pursuant to the Black Scholes pricing model. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 10 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our 2012 Form 10-K. The grant date fair values used to calculate such compensation costs were not adjusted to take into account any estimated forfeitures. In October 2012, the Committee determined that the performance metrics had not been fully met. Therefore, a percentage of the options granted in 2012 were forfeited as follows:

	Original Grant	Percentage Forfeited	Options Forfeited	Grant Date Fair Value
Leslie J. Browne, Ph.D.	819,000	55%	450,450	$83,333
Joel Brooks	468,000	60%	280,800	$51,948
Richard Dondero	468,000	60%	280,800	$51,948
John E. Thompson, Ph.D.	468,000	30%	140,400	$25,974

The grant date fair values used to calculate such compensation costs were not adjusted to take into account the effect of the forfeitures.

(6) Represents company contribution to the 401(k) plan.

(7) Dr. Browne was appointed President and Chief Executive Officer on May 25, 2010.

Grants of Plan-Based Awards

The following Grants of Plan Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to our named executive officers during the fiscal year ended June 30, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	
Leslie J. Browne, Ph.D.	9/30/2011	-	-	-	-	-	-	-	819,000	$0.23	$151,515
John E. Thompson, Ph.D.	9/30/2011	-	-	-	-	-	-	-	468,000	$0.23	$ 86,580
Joel P. Brooks	9/30/2011	-	-	-	-	-	-	-	468,000	$0.23	$ 86,580
Richard Dondero	9/30/2011	-	-	-	-	-	-	-	468,000	$0.23	$ 86,580

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(1) The amounts shown are the grant date fair value of stock options granted to each named executive officer, in accordance with FASB ASC Topic 718 pursuant to the Black Scholes pricing model. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 10 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our 2012 Form 10-K. The grant date fair values used to calculate such compensation costs were not adjusted to take into account any estimated forfeitures. In October 2012, the Committee determined that the performance metrics had not been fully met. Therefore, a percentage of the options granted in 2012 were forfeited as follows:

	Original Grant	Percentage Forfeited	Options Forfeited	Grant Date Fair Value
Leslie J. Browne, Ph.D.	819,000	55%	450,450	$83,333
Joel Brooks	468,000	60%	280,800	$51,948
Richard Dondero	468,000	60%	280,800	$51,948
John E. Thompson, Ph.D.	468,000	30%	140,400	$25,974

The grant date fair values used to calculate such compensation costs were not adjusted to take into account the effect of the forfeitures.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers which are outstanding as of June 30, 2012.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexer-cisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Leslie J. Browne, Ph.D.	-	-	819,000 (1)(5)	$0.23	09/30/2021	-	-	-	-
	286,978 (1)	-	438,022 (1)	$0.26	11/17/2020	-	-	-	-
	520,833 (1)	-	479,167 (1)	$0.55	05/25/2020	-	-	-	-
Joel P. Brooks	-	-	468,000 (1)(5)	$0.23	9/30/2021	-	-	-	-
	168,228 (1)	-	256,772 (1)	$0.26	11/17/2020	-	-	-	-
	240,000 (2)	-	60,000 (2)	$0.29	02/19/2020	-	-	-	-
	12,500 (3)	-	-	$1.65	10/09/2012	-	-	-	-
	20,000 (3)	-	-	$2.16	06/19/2013	-	-	-	-
	15,000 (3)	-	-	$3.15	12/16/2013	-	-	-	-
	20,000 (3)	-	-	$3.45	12/16/2014	-	-	-	-
	25,000 (3)	-	-	$1.40	12/14/2015	-	-	-	-
	25,000 (3)	-	-	$1.08	12/14/2016	-	-	-	-
Richard Dondero	-	-	468,000 (1)(5)	$0.23	09/30/2021	-	-	-	-
	168,228 (1)	-	256,772 (1)	$0.26	11/17/2020	-	-	-	-
	240,000 (2)	-	60,000 (2)	$0.29	02/19/2020	-	-	-	-
	10,000 (3)	-	-	$3.45	12/16/2014	-	-	-	-
	25,000 (3)	-	-	$1.40	12/14/2015	-	-	-	-
	25,000 (3)	-	-	$1.08	12/14/2016	-	-	-	-
	71,924 (4)	-	-	$0.99	12/13/2017	-	-	-	-
	60,000 (4)	-	-	$0.99	12/13/2017	-	-	-	-
	76,000 (4)	-	-	$0.60	11/19/2018	-	-	-	-
John E. Thompson Ph.D.	-	-	468,000 (1)(5)	$0.23	09/30/2021	-	-	-	-
	168,228 (1)	-	256,772 (1)	$0.26	11/17/2020	-	-	-	-
	20,000 (3)	-	-	$2.35	01/07/2013	-	-	-	-
	20,000 (3)	-	-	$3.15	12/16/2013	-	-	-	-
	55,000 (3)	-	-	$3.45	12/16/2014	-	-	-	-
	20,000 (3)	-	-	$1.40	12/14/2015	-	-	-	-
	25,000 (3)	-	-	$1.08	12/14/2016	-	-	-	-
	52,676 (4)	-	-	$0.99	12/13/2017	-	-	-	-
	50,000 (4)	-	-	$0.99	12/13/2017	-	-	-	-
	48,000 (4)	-	-	$0.60	11/19/2018	-	-	-	-

(1) One-quarter of such options will vest on the first anniversary of the date of grant with one-thirty-sixth of the balance vesting each month thereafter.

(2) 60,000 of such options vested on the date of grant and an additional 60,000 of such options vested on each of June 30, 2010 and June 30, 2011. An additional 60,000 of such options will vest on each of June 30, 2012 and June 30, 2013.

(3) One-third of such options vested on the date of grant and an additional one-third of such options vested on each of the first and second anniversary of the date of grant.

(4) Such amounts consist of performance based options which vested upon the achievement of certain milestones under our long-term incentive plan.

(5) Such amounts consist of performance based options which vested upon the achievement of certain milestones under our long-term incentive plan. In October 2012, the Committee determined that the performance metrics had not been fully met. Therefore, a percentage of the options granted in 2012 were forfeited as follows:

	Original Grant	Percentage Forfeited	Options Forfeited
Leslie J. Browne, Ph.D.	819,000	55%	450,450
Joel Brooks	468,000	60%	280,800
Richard Dondero	468,000	60%	280,800
John E. Thompson, Ph.D.	468,000	30%	140,400

The equity awards outstanding as of June 30, 2012 were not adjusted to take into account the effect of the forfeitures.

Options Exercised and Stock Vested

The table below shows option exercise and stock award vesting activity for our named executive officers during the year ended June 30, 2012.

	Option Awards		**Stock Awards**	
	Number of Shares Acquired on Exercise	**Value Realized on Exercise**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting**
Name	**(#)**	**($)**	**(#)**	**($)(1)**
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Leslie J. Browne, Ph.D.	--	--	536,975	$ 120,162
Joel P. Brooks	--	--	228,228	$ 49,699
Richard Dondero	--	--	228,228	$ 49,699
John E. Thompson, Ph.D.	--	--	168,228	$ 37,099

(1) Such amounts in this column were calculated by multiplying the number in column (d) by the closing price on the date of vesting.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

None of our named executive officers have a current employment agreement with us.

Executive Severance. On October 9, 2012, our board of directors approved a Retention Policy for officers of the Company (the "Policy"). Pursuant to the terms and provisions of the Policy, in the event that an officer of the Company is terminated or resigns for good reason (as such term is defined in the Policy) in connection with a change of control transaction (as such term is defined in the Policy), such officer will be entitled to receive the following (subject to the limitation discussed below):

(i) The involuntary termination benefits provided in the officer's employment agreement, if any, including unpaid compensation and benefits.
(ii) The full incentive bonus allocated to the officer for the calendar year in which termination occurs, as determined by the Board.
(iii) A multiple of the officer's annual base salary: (CEO=2x, CFO=1.5x, VP R&D=1.5x, VP Clinical=1.5x, other officers=1x);
(iv) Medical coverage with term equal to base salary continuation under the Company's group health insurance.
(v) Allowance for all vested options to be exercisable for the remainder of each such vested option's full remaining exercise period.
(vi) Immediate vesting of all unvested options granted to the officer.

Notwithstanding the foregoing, if the aggregate compensation set forth in clauses (i), (ii), (iii) and (iv) above to be paid to all officers exceeds 10% of the value of the transaction as determined by the parties (as reflected in a definitive agreement, including the fair market value of any publicly traded securities), or if not reflected in a definitive agreement, then as determined by a qualified, independent third party selected by the board of directors of the Company, then the board of directors shall have the discretion to reduce such compensation pro-rata to the extent necessary to consummate the change of control transaction.

The Policy also provides that our board of directors shall have discretion to grant a termination package in the event an officer is terminated by the board without cause (as such term is defined in the Policy) or resigns for good reason (as such term is defined in the Policy).

Compensation of Directors

We use a combination of cash and equity-based compensation to attract and retain qualified individuals to serve on our board. Dr. Thompson has received compensation for providing research and development management services to us and does not receive any additional compensation for his services as a board member. See "Certain Relationships and Related Transactions" which sets forth the details of the compensation for Dr. Thompson.

Equity Grants Fiscal 2012:

We do not automatically grant options or other equity to our board. Our Compensation Committee reviews the equity program each year with its compensation consultant and determines the appropriate level of the equity awards.

Effective September 30, 2011, the Committee granted the following options to the non-employee directors for their service during Fiscal 2011:

Director	Total # of Options Granted
Harlan W. Waksal, M.D........	305,000 (1)
Rudolf Stalder	155,000 (1)
Rudolf Stalder	300,000 (2)
Christopher Forbes	190,000 (1)
Thomas C. Quick	155,000 (1)
John N. Braca	230,000 (1)
David Rector	230,000 (1)
Jack Van Hulst	155,000 (1)
Warren J. Isabelle	155,000 (1)

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(1) Such grants vest as follows: one-half (1/2) upon the date of grant and the remaining one-half (1/2) will vest one (1) year from the date of grant, subject to continued board service through the vesting date.

(2)Additionally, effective September 30, 2011, the Committee granted an additional 300,000 options to Rudolf Stalder for his commitment, leadership and individual performance during Fiscal 2011. Twenty-five percent (25%) of such options shall vest on the first anniversary of the date of grant and one-thirty-six of such grant each month thereafter, subject to continued board service through the vesting date.

Cash Compensation

Commencing in Fiscal 2009, after review and consultation with the Compensation Committee's compensation consultant, we implemented a new cash compensation plan for our directors pursuant to which we pay each non-employee director cash compensation as consideration for their service on our board for each fiscal year as follows:

Annual (Base) Retainer	$	10,000
Per Scheduled Board Meeting Fee	$	1,500[(1)]
Per Committee Meeting Fee	$	750[(2)]
Additional Annual Retainer:		
Chairman of the Board	$	5,000
Audit Committee Chair	$	3,500
Compensation Committee Chair	$	3,500
Nominating and Corporate Governance Committee Chair	$	1,500
Non-Chair Committee Member Additional Retainer (All Committees)	$	1,000
Maximum Per Diem For All Meetings	$	2,000

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(1) $750 for telephonic meetings (less than 30 minutes: $375).

(2) $375 for telephonic meetings.

Such cash compensation is paid in quarterly increments. A director may elect, provided such election is made at the beginning of the Company's fiscal year, to receive, in lieu of such cash payments, either (i) restricted stock units, or RSU's, covering that number of shares having a fair market value on the grant date equal to such cash award or (ii) options in an amount equal to twice the number of RSU's that would have been received. Such election to receive (y) cash or (z) equity in the form of RSU's or options applies for the entire year. The directors have all elected to receive options in lieu of cash for Fiscal 2012 and Fiscal 2013, except for Messrs. Braca and Rector, who have elected to receive their retainer fees in cash and their meeting fees in options, and Mr. Isabelle, who has elected to receive his fees in cash. The RSU's or options for each quarter are granted effective two (2) days following the filing of our quarterly reports on Form 10-Q for that quarter and are fully vested as of the grant date. The exercise price of the options will be the closing price on the grant date.

We provide reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the board of directors and other Senesco business.

Director Compensation

The table below shows the compensation paid or awarded to our non-employee directors (other than Dr. Thompson) during the fiscal year ended June 30, 2012.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards (1) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Rudolf Stalder.......	--	--	$ 113,491	--	--	--	$ 113,491
Christopher Forbes	--	--	$ 45,848	--	--	--	$ 45,848
Thomas C. Quick..	--	--	$ 48,213	--	--	--	$ 48,213
John N. Braca	$14,500	--	$ 58,543	--	--	--	$ 73,043
David Rector.........	$14,500	--	$ 58,543	--	--	--	$ 73,043
Jack Van Hulst......	--	--	$ 49,013	--	--	--	$ 49,013
Harlan W. Waksal, M.D....	--	--	$ 93,294	--	--	--	$ 93,294
Warren J. Isabelle.	$15,250	--	$ 27,590	--	--	--	$ 42,840

(1) Represents the aggregate grant date fair value for stock options granted in Fiscal 2012 as described below calculated in accordance with the FASB ASC Topic 718 and were not adjusted to take into account any estimated forfeitures. For information regarding assumptions underlying the FASB ASC Topic 718 valuation of equity awards, see Notes 2 and 10 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

As described above, our non-employee directors (other than Mr. Isabelle and Messrs. Braca and Rector (only with respect to their retainer fees)) have elected to receive option grants in lieu of their cash compensation. Accordingly, on November 16, 2011, February 16, 2012, and May 16, 2012, each of these non-employee directors received options to purchase shares of our common stock pursuant to the provisions of the 2008 Stock Plan. Additionally, on September 30, 2011, the non-employee directors were granted additional options for their service during Fiscal 2011. The options have an exercise price of $0.20 per share, $0.24 per share, $0.21 per share and $0.23 per share, respectively, the fair market value of the common stock on the grant dates (except for the grants to Christopher Forbes, which have exercise prices of $0.22 per share, $0.26 per share, $0.23 per share and $0.25 per share, respectively (110% of the fair market value of the common stock on the grant date).

The following table sets forth information relating to options granted to the directors during Fiscal 2012.

Director	Option Grant Date	Exercise Price	# of Shares	Grant Date Fair Value
Rudolf Stalder	05/16/2012	$0.21	40,244	$ 6,278
	02/16/2012	$0.24	40,626	$ 7,638
	11/16/2011	$0.20	105,000	$ 16,485
	09/30/2011	$0.23	455,000 *	$ 83,090
Christopher Forbes	05/16/2012	$0.23	35,366	$ 4,350
	02/16/2012	$0.26	36,458	$ 4,703
	11/16/2011	$0.22	87,500	$ 9,625
	09/30/2011	$0.25	190,000 *	$ 27,170
Thomas C. Quick	05/16/2012	$0.21	34,146	$ 5,327
	02/16/2012	$0.24	29,166	$ 5,483
	11/16/2011	$0.20	62,500	$ 9,813
	09/30/2011	$0.23	155,000 *	$ 27,590
John N. Braca	05/16/2012	$0.21	10,976	$ 1,712
	02/16/2012	$0.24	15,626	$ 2,938
	11/16/2011	$0.20	82,500	$ 12,953
	09/30/2011	$0.23	230,000 *	$ 40,940
David Rector	05/16/2012	$0.21	10,976	$ 1,712
	02/16/2012	$0.24	15,626	$ 2,938
	11/16/2011	$0.20	82,500	$ 12,953
	09/30/2011	$0.23	230,000 *	$ 40,940
Jack Van Hulst	05/16/2012	$0.21	31,708	$ 4,946
	02/16/2012	$0.24	20,834	$ 3,917
	11/16/2011	$0.20	80,000	$ 12,560
	09/30/2011	$0.23	155,000 *	$ 27,590
Harlan W. Waksal, M.D.	05/16/2012	$0.21	46,342	$ 7,229
	02/16/2012	$0.24	45,834	$ 8,617
	11/16/2011	$0.20	147,500	$ 23,158
	09/30/2011	$0.23	305,000 *	$ 54,290
Warren J. Isabelle	09/30/2012	$0.23	155,000 *	$ 27,590

(*) Represents additional options granted for service during Fiscal 2012, not for cash compensation for Fiscal 2012.

The following table shows the total number of shares of our common stock subject to option awards (vested and unvested) held by each non-employee director as of June 30, 2012:

Director	Total # of Options Outstanding
Rudolf Stalder	1,472,657
Christopher Forbes	1,050,563
Thomas C. Quick	841,185
John N. Braca	1,053,591
David Rector	1,030,899
Jack Van Hulst	967,917
Harlan W. Waksal, M.D.	1,702,330
Warren J. Isabelle	280,000

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of our company or any of our subsidiaries. In addition, no member of the Compensation Committee had any relationships with us or any other entity that requires disclosure under the regulations promulgated by the SEC and none of our executive officers served on the Compensation Committee or board of any company that employed any member of our board.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of September 15, 2012, the beneficial ownership of the common stock by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of our common stock outstanding as of such date; (ii) each of our directors, and our named executive officers; and (iii) all of our directors and our current executive officers as a group.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[3]
(i) Certain Beneficial Owners:		
Partlet Holdings Ltd. International House, 1st Floor 41, The Parade St. Helier, JERSEY, Channel Islands	7,961,309[4]	6.6%
Paul E. Klaver 134 Columbia Street W Unit 18 Waterloo, Ontario N2L 3K8	15,589,778[5]	13.0%
(ii) Directors (which includes all nominees), Named Executive Officers and Chief Executive Officer:		
Harlan W. Waksal, M.D.	5,326,002[6]	4.5%
John N. Braca	1,247,423[7]	1.1%
Jack Van Hulst	1,003,985[8]	*
Christopher Forbes	19,944,681[9]	16.1%
Warren J. Isabelle	439,632[10]	*
Thomas C. Quick	1,887,885[11]	1.6%
David Rector	1,458,746[12]	1.2%
Rudolf Stalder	2,690,347[13]	2.3%
John E. Thompson, Ph.D.	1,057,466[14]	*
Joel P. Brooks	603,165[15]	*
Richard Dondero	702,714[16]	*
Leslie J. Browne, Ph.D.	934,621 [17]	*
(iii) All Directors and current executive officers as a group (12 persons)	37,296,667[18]	27.5%

* Less than 1%

(1) Unless otherwise provided, all addresses should be care of Senesco Technologies, Inc., 721 Route 202/206, Suite 130, Bridgewater, New Jersey 08807.

(2) Except as otherwise indicated, all shares of common stock are beneficially owned and sole investment and voting power is held by the persons named.

(3) Applicable percentage of ownership is based on 116,753,186, shares of our common stock outstanding as of September 15, 2012, plus any common stock equivalents and options or warrants held by such holder which are presently or will become exercisable within sixty (60) days after September 15, 2012.

(4) Includes 3,618,056 shares of common stock issuable pursuant to presently exercisable warrants.

(5) Includes 4,423,077 shares of common stock issuable pursuant to presently exercisable warrants. Also includes 769,231 shares of common stock issuable pursuant to the conversion of convertible preferred stock at a conversion rate of $0.26.

(6) Includes 2,520,252 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012. Excludes 270,830 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from September 15, 2012.

(7) Includes 1,109,459 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012.

(8) Includes 963,917 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012. Excludes 27,080 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from September 15, 2012.

(9) Includes 7,189,863 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012.

(10) Includes 337,668 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012.

(11) Represents 675,173 shares of common stock and 231,793 shares of common stock issuable pursuant to warrants issued to Thomas C. Quick Charitable Foundation, of which Mr. Quick is the sole trustee. Represents 139,734 shares of common stock and 841,185 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after September 15, 2012 issued to Thomas C. Quick.

(12) Includes 1,143,961 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012.

(13) Includes 1,636,409 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after September 15, 2012. Excludes 300,000 shares of common issuable pursuant to options which will become exercisable after sixty (60) days from September 15, 2012.

(14) Represents 572,000 shares of common stock held by 2091794 Ontario Ltd., of which Dr. Thompson is the sole owner, and 485,466 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after September 15, 2012 issued to John E. Thompson, Ph.D. Excludes 698,210 shares of common issuable pursuant to options which will become exercisable after sixty (60) days from September 15, 2012.

(15) Includes 552,290 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after September 15, 2012. Excludes 758,210 shares of common stock issuable pursuant to options which will become exercisable after sixty (60) days from September 15, 2012.

(16) Includes 702,714 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after September 15, 2012. Excludes 758,210 shares of common stock issuable pursuant to options which will become exercisable after sixty (60) days from September 15, 2012.

(17) Includes 915,621 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after September 15, 2012. Excludes 1,628,379 shares of common stock issuable pursuant to options which will become exercisable after sixty (60) days from September 15, 2012.

(18) See Notes 6 through 17.

Equity Compensation Plans

The following table reflects information relating to equity compensation plans as of June 30, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans**
Stock Option plans approved by security holders	15,647,742(1)	$0.50	11,588,876(2)
Equity compensation plans not approved by security holders	--	--	--
Total..	15,647,742(1)	$0.50	11,588,876(2)

(1) Issued pursuant to our 1998 Stock Plan and 2008 Stock Plan.

(2) Available for future issuance pursuant to our 2008 Stock Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Contractual Relationships

Service Agreements

Christopher Forbes, our director, is Vice Chairman of Forbes Media LLC, Vice Chairman of Forbes Family Holdings, Inc. and Vice President of Forbes Management Co., Inc. Mr. Forbes was also Vice Chairman of Forbes Inc. Forbes, Inc. and Forbes Management Company, Inc. have provided and will continue to provide us with introductions to strategic alliance partners and, from time to time, use of its office space. In recognition of these services, during Fiscal 2011, we granted to Forbes, Inc. a warrant to purchase shares of our common stock, and during Fiscal 2012, we granted to Forbes Management Company, Inc. an option to purchase shares of our common stock. The awards to the Forbes entities are described in the table below.

Date of Grant	# of Warrant / Option Shares	Exercise Price	Value of Services on Date of Grant	# of Warrant Shares Vested
November 17, 2010	5,000	$0.26	$ 1,300	3,334
September 30, 2011	10,000	$0.23	$ 1,780	6,666

The exercise price of the warrant granted to Forbes, Inc. and option granted to Forbes Management Company, Inc. represented the fair market value of our common stock on the respective dates of grant.

Research and Development Agreements

Effective September 1, 1998, we entered into a three-year research and development agreement, which has been extended for successive periods through August 31, 2013, with John E. Thompson, Ph.D. and the University of Waterloo in Waterloo, Ontario, Canada, referred to as the University. Dr. Thompson is our director and officer and beneficially owns approximately 0.9% of our common stock. Dr. Thompson is the Associate Vice President, Research and former Dean of Science of the University. Dr. Thompson and the University will provide research and development under our direction. Research and development expenses under this agreement for the years ended June 30, 2012 and 2011 aggregated US $573,368 and US $622,872, respectively. Effective September 1, 2012, we, Dr. Thompson and the University extended the agreement for an additional one-year period through August 31, 2013 in the amount of CAN $611,500. As of August 31, 2012, such amount represented approximately US $612,000.

Consulting Agreement

Effective May 1, 1999, we entered into a three-year consulting agreement, which has been extended for successive periods through June 30, 2013, for research and development with Dr. Thompson. This agreement provided for monthly payments of $3,000 through June 2004. However, effective January 1, 2003, 2006, 2007 and 2011, the agreement was amended to increase the monthly payments from $3,000 to $5,000, from $5,000 to $5,200, from $5,200 to $5,417, and from $5,417 to $5,625, respectively.

Debt / Equity Transactions

Line of Credit

On February 17, 2010, we entered into a credit agreement with JMP Securities LLC. The agreement provides us with, subject to certain restrictions, including the existence of suitable collateral, up to a $3.0 million line of credit upon which we may draw at any time (the "Line of Credit"). Any draws upon the Line of Credit accrue at a monthly interest rate of the broker rate in effect at the interest date (which was 3.75% at June 30, 2012), plus 2.0%. There are no other conditions or fees associated with the Line of Credit. The Line of Credit is not secured by any of our assets, but it is secured by certain assets of a member of our board of directors, Harlan W. Waksal, M.D., which security interest is currently held by JMP Securities. The balance outstanding as of June 30, 2012 was $2,199,108.

January 2012 Transaction with Christopher Forbes and Harlan W. Waksal, M.D.

On January 6, 2012, in connection with a public placement of our common stock, we entered into securities purchase agreements with, among others, certain of our directors, Christopher Forbes and Harlan Waksal, pursuant to which such directors purchased an aggregate of 1,153,846 shares of our common stock at a purchase price of $0.26 per share, for an approximate aggregate value of $300,000.

Conversion of Preferred Stock

On August 8, 2012, in connection with a warrant exchange, certain of our directors, Christopher Forbes and Harlan Waksal, converted their 1,200 shares of Series B preferred stock into 4,615,385 shares of our common stock, as determined pursuant to the terms set forth in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series B Convertible Preferred Stock. The aggregate value of such shares of common stock was approximately $1,292,308 on the date of conversion based upon the closing price of $0.28 per share on August 8, 2012. Such conversions were not made pursuant to warrant exchange agreements and therefore such directors did not receive any additional Common Stock. Following this conversion, no shares of Series B Preferred Stock remain outstanding.

Review and Approval of Related Person Transactions

Our Audit Committee Charter requires that our Audit Committee review and approve or ratify transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members, also referred to herein as a related person. The policy and procedures cover any transaction involving a related person, also referred to herein as a related person transaction, in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

A related person transaction will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. In considering related person transactions, the Audit Committee will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

Item 14. Principal Accounting Fees and Services.

The aggregate fees billed by McGladrey, LLP and RSM McGladrey, Inc. for services performed for the years ended June 30, 2012 and 2011 are as follows:

	2012	2011
Audit Fees	$ 101,118	$ 98,500
Audit Related Fees	4,000	38,500
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 105,118	$ 137,000

AUDIT FEES

The aggregate audit fees for the years ended June 30, 2012 and 2011 were primarily related to the audit of the our annual financial statements and review of those financial statements included in our quarterly reports on Form 10-Q and fees for professional services rendered in connection with documents filed with the Securities and Exchange Commission.

AUDIT RELATED FEES

Audit related fees for the years ended June 30, 2012 and 2011 were primarily incurred in connection with our equity offerings and registration statements.

Pre-Approval Policies and Procedures

In accordance with its charter, the Audit Committee is required to approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services prescribed by law or regulation.

The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the chairman of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by a member of the Audit Committee pursuant to this delegated authority is reported on at the next meeting of the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (3) Exhibits.

Reference is made to the Exhibit Index on Page 39.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 26th day of October 2012.

SENESCO TECHNOLOGIES, INC.

By: /s/ Leslie J. Browne
Leslie J. Browne, Ph.D., President and
Chief Executive Officer
(principal executive officer)

By: /s/ Joel Brooks
Joel Brooks, Chief Financial Officer,
Secretary and Treasurer
(principal financial and accounting
officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harlan W. Waksal, M.D. Harlan W. Waksal, M.D.	Chairman and Director	October 26, 2012
/s/ Leslie J. Browne, Ph.D. Leslie J. Browne, Ph.D.	President, Chief Executive Officer and Director (principal executive officer)	October 26, 2012
/s/ Joel Brooks Joel Brooks	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	October 26, 2012
/s/ John E. Thompson, Ph.D. John E. Thompson	Executive Vice President, Chief Scientific Officer and Director	October 26, 2012
/s/ John Braca John Braca	Director	October 26, 2012
/s/ Christopher Forbes Christopher Forbes	Director	October 26, 2012
/s/ Warren J. Isabelle Warren J. Isabelle	Director	October 26, 2012
/s/ Thomas C. Quick Thomas C. Quick	Director	October 26, 2012
/s/ David Rector David Rector	Director	October 26, 2012
/s/ Rudolf Stalder Rudolf Stalder	Director	October 26, 2012
/s/ Jack Van Hulst Jack Van Hulst	Director	October 26, 2012

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
31.1 †	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 †	Certification of the principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 †	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 †	Certification of the principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Filed herewith.

EXHIBIT 31.1

**CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Leslie J. Browne, Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the

audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 26, 2012

/s/ Leslie J. Browne
Leslie J. Browne, Ph.D.
President and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Joel Brooks, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent

evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 26, 2012

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer, Secretary and Treasurer
(principal financial and accounting officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K/A of Senesco Technologies, Inc. for the year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Leslie J. Browne, Ph.D, President and Chief Executive Officer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: October 26, 2012

/s/ Leslie J. Browne *
Leslie J. Browne, Ph.D
President and Chief Executive Officer
(principal executive officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K/A of Senesco Technologies, Inc. for the year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Joel Brooks, Chief Financial Officer, Secretary and Treasurer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: October 26, 2012

/s/ Joel Brooks *
Joel Brooks
Chief Financial Officer, Secretary and Treasurer
(principal financial and accounting officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

BOARD OF DIRECTORS

Leslie J Browne, Ph.D.
President and Chief Executive Officer
Senesco Technologies, Inc.

John N. Braca
Executive Director Controller
Iroko Pharmaceuticals, LLC

Christopher Forbes
Vice Chairman
Forbes Media, LLC.

Warren Isabelle
Founder and Principal
Ironwood Investment Management L.L.C.

Thomas C. Quick
President
First Palm Beach Properties, Inc.

David Rector
Principal
The David Stephen Group

Rudolf Stalder
Former Member of the Executive Boards
Credit Suisse Group & Credit Suisse First Boston

John E. Thompson, Ph.D.
Executive Vice President and Chief Scientific Officer
Senesco Technologies, Inc.

Harlan W. Waksal, M.D.
President
Waksal Consulting L.L.C.

Jack Van Hulst
Operating Partner
SK Capital Partners

OFFICERS

Leslie J. Browne, Ph.D.
President and Chief Executive Officer

John E. Thompson, Ph.D.
Executive Vice President and Chief Scientific Officer

Joel Brooks
Chief Financial Officer, Treasurer and Secretary

Richard Dondero
Vice President – Research and Development

ANNUAL MEETING

The Annual Meeting of Stockholders will take place on March 28, 2013 at 10:00 a.m. at the offices of Morgan Lewis & Bockius, LLP, 101 Park Avenue, New York, NY 10178.

CORPORATE HEADQUARTERS

Senesco Technologies, Inc.
721 Route 202/206, Suite 130
Bridgewater, NJ 08807
Telephone: 908-864-4444
Facsimile: 908-864-4440
Internet Site: http://www.senesco.com

NEW JERSEY SUBSIDIARY

Senesco, Inc.
721 Route 202/206, Suite 130
Bridgewater, NJ 08807

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

COUNSEL

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540

INDEPENDENT PUBLIC ACCOUNTANTS

McGladrey, LLP
1185 Avenue of the Americas
New York, NY 10036-2602

DIVIDENDS

The Company has neither paid nor declared dividends on its common stock since its inception, and it does not plan to pay dividends on its Common stock in the foreseeable future.

MARKET FOR COMMON STOCK

OTCQB
Symbol: SNTI

SEC FORM 10-K/A AND STOCKHOLDERS' INQUIRIES

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K, as amended on Form 10-K/A is available without charge. Requests for form 10-K, as amended on on Form 10-K/A, or other stockholder inquiries should be directed in writing to:

Investor Relations
Senesco Technologies, Inc.
721 Route 202/206, Suite 130
Bridgewater, NJ 08807
or by e-mail to:
info@senesco.com

SENESCO TECHNOLOGIES, INC.
721 Route 202/206, Suite 130
Bridgewater, New Jersey 08807

To Our Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Senesco Technologies, Inc. at 10:00 A.M., local time, on March 28, 2013, at the offices of Morgan, Lewis & Bockius LLP at 101 Park Avenue, New York, NY 10178.

The Notice of Meeting and Proxy Statement on the following pages describe the matters to be presented at the meeting.

It is important that your shares be represented at this meeting to assure the presence of a quorum. Whether or not you plan to attend the meeting, we hope that you will have your stock represented by voting *as soon as possible,* by signing, dating and returning your proxy card in the enclosed envelope, which requires no postage if mailed in the United States. You may also vote electronically via the Internet or by telephone. Your stock will be voted in accordance with the instructions you have given in your proxy.

Thank you for your continued support.

Sincerely,

/s/ Harlan W. Waksal, M.D.

Harlan W. Waksal, M.D.
Chairman of the Board

SENESCO TECHNOLOGIES, INC.
721 Route 202/206, Suite 130
Bridgewater, New Jersey 08807

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held March 28, 2013

The Annual Meeting of Stockholders (the "Meeting") of Senesco Technologies, Inc., a Delaware corporation (the "Company"), will be held at the office of Morgan, Lewis & Bockius LLP at 101 Park Avenue, New York, NY 10178 on March 28, 2013, at 10:00 A.M., local time, for the following purposes. Capitalized terms are defined in the attached proxy statement.

1. To elect ten (10) directors to serve until the next Annual Meeting of Stockholders and until their respective successors shall have been duly elected and qualified.
2. To approve an amendment to the Company's Certificate of Incorporation to increase the total number of authorized shares of common stock, $0.01 par value per share, of the Company from 350,000,000 to 500,000,000.
3. To authorize our Board of Directors to effect a reverse stock split of our outstanding common stock, $0.01 par value per share, at any ratio up to 1-for-20.
4. To vote on an advisory non-binding resolution to approve the compensation of the Company's named executive officers.
5. To vote on an advisory non-binding basis to determine whether the non-binding vote on the compensation of the Company's named executive officer should occur every one, two or three years.
6. To ratify the appointment of McGladrey, LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013.
7. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The holders of common stock (the "Stockholders") of record at the close of business on February 12, 2013 (the "Record Date"), are entitled to notice of and to vote at the Meeting, or any adjournment or adjournments thereof. A complete list of such Stockholders will be open to the examination of any Stockholder at the Company's principal executive offices at 721 Route 202/206, Suite 130, Bridgewater, New Jersey 08807 for a period of ten (10) days prior to the Meeting and at the New York offices of Morgan, Lewis & Bockius LLP on the day of the Meeting. The Meeting may be adjourned from time to time without notice other than by announcement at the Meeting; *provided, however*, if the adjournment is for more than thirty (30) days after the date of the Meeting, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting is required to be given to each Stockholder.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER OF SHARES YOU MAY HOLD. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED RETURN ENVELOPE. YOU MAY ALSO VOTE ELECTRONICALLY VIA THE INTERNET OR BY TELEPHONE. THE PROMPT RETURN OF PROXIES WILL ENSURE A QUORUM AND SAVE THE COMPANY THE EXPENSE OF FURTHER SOLICITATION. EACH PROXY GRANTED MAY BE REVOKED BY THE STOCKHOLDER APPOINTING SUCH PROXY AT ANY TIME BEFORE IT IS VOTED. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOUR SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY SHOULD BE SIGNED AND RETURNED TO ENSURE THAT ALL OF YOUR SHARES WILL BE VOTED.

Important Notice Regarding the Availability of

Proxy Materials for the Annual Meeting of Stockholders to be held on March 28, 2013

Our proxy statement is attached. Financial and other information concerning our company is contained in our Annual Report for the fiscal year ended June 30, 2012. Pursuant to new rules promulgated by the SEC, we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our June 30, 2012 Annual Report are available at https://materials.proxyvote.com/817208.

By Order of the Board of Directors

/s/ Joel Brooks

Joel Brooks
Secretary

Bridgewater, New Jersey
February 26, 2013

SENESCO TECHNOLOGIES, INC.
721 Route 202/206, Suite 130
Bridgewater, New Jersey 08807

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the board of directors, or the board, of Senesco Technologies, Inc., a Delaware corporation, referred to herein as the Company, Senesco, we, us or our, of proxies to be voted at our annual meeting of stockholders to be held on March 28, 2013, referred to herein as the Meeting, at the offices of Morgan, Lewis & Bockius LLP at 101 Park Avenue, New York, NY 10178, at 10:00 A.M., local time, and at any adjournment or adjournments thereof. The holders of record of our common stock, $0.01 par value per share, also referred to herein as common stock, as of the close of business on February 12, 2013, also referred to herein as the Record Date, will be entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. As of the Record Date, there were 146,975,283 shares of our common stock issued and outstanding and entitled to vote. Each share of our common stock is entitled to one (1) vote on any matter presented at the Meeting.

If proxies in the accompanying form are properly voted and received, the shares of our common stock represented thereby will be voted in the manner specified therein. If not otherwise specified, the shares of our common stock represented by the proxies will be voted:

1. FOR the election of the ten (10) nominees named below as directors;

2. FOR the approval of an amendment to the Company's Certificate of Incorporation to increase the total number of authorized shares of common stock, $0.01 par value per share, of the Company from 350,000,000 to 500,000,000;

3. FOR the authorization of our Board of Directors to effect a reverse stock split in any ratio up to 1-for-20;

4. FOR the advisory (non-binding) vote on executive compensation;

5. FOR every three years on the advisory (non-binding) vote on frequency of holding an advisory vote on executive compensation;

6. FOR the ratification of the appointment of McGladrey, LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013; and

7. In the discretion of the persons named in the enclosed form of proxy, on any other proposals which may properly come before the Meeting or any adjournment or adjournments thereof.

Any stockholder who has submitted a proxy may revoke it at any time before it is voted, by timely delivery of a later dated proxy (including a telephone or Internet vote), by delivering a written notice of your revocation addressed to and received by our Corporate Secretary or by electing to vote in person at the Meeting. The mere presence at the Meeting of the person appointing a proxy does not, however, revoke the appointment.

The presence, in person or by proxy, of holders of shares of our common stock having a majority of the votes entitled to be cast at the Meeting shall constitute a quorum.

Proposal No. 1—Election of Directors. Approval of the election of directors requires the affirmative vote of a plurality of the shares present in person or represented by proxy and entitled to vote on Proposal No. 1. Brokers are not authorized to vote without instructions on this proposal. As a result, abstentions will have the same effect as voting against the proposal and broker non-votes will have no effect on the vote outcome.

Proposal No. 2—Increase of Authorized Shares. Approval of an amendment to the Company's Certificate of Incorporation to increase the total number of authorized shares of common stock, $0.01 par value per share, of the Company from 350,000,000 to 500,000,000 requires the affirmative vote of our stockholders representing a majority of the shares of common stock outstanding as of the Record Date. Brokers are authorized to vote without instructions on this proposal. Abstentions will have the same effect as voting against the proposal.

Proposal No. 3—Approval of Reverse Split. Approval of the authorization of our Board of Directors to effect a reverse stock split in any ratio up to 1-for-20 requires the affirmative vote of our stockholders representing a majority of the shares of common stock outstanding as of the Record Date. Brokers are authorized to vote without instructions on this proposal. Abstentions will have the same effect as voting against the proposal.

Proposal No. 4—Advisory and non-binding vote on executive compensation. Approval of the advisory non-binding resolution regarding the compensation of the Company's named executive officers requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on Proposal No. 4. Brokers are not authorized to vote without instructions on this proposal. As a result, abstentions will have the same effect as voting against the proposal and broker non-votes will have no effect on the vote outcome.

Proposal No. 5—Advisory and non-binding vote on frequency of holding an advisory vote on executive compensation. This advisory vote provides a choice among three frequency periods for future advisory votes on executive compensation, i.e., every one, two or three years. A particular frequency will be deemed to have been approved if it receives the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on Proposal No. 5. Brokers are not authorized to vote without instructions on this proposal. Accordingly, abstentions will count as negative votes and broker non-votes will have no effect on Proposal No. 5. However, whether or not a particular frequency receives majority approval in accordance with the above standard, our Board of Directors will have the discretion to determine the actual frequency at which the required advisory stockholder vote on the compensation of our named executive officers will be conducted, because the vote on such frequency is only advisory and non-binding. The Board's determination on the actual frequency of such vote will be disclosed in a Form 8-K to be filed in accordance with the rules of the Securities and Exchange Commission.

Proposal No. 6—Ratification of Appointment of Independent Registered Accounting Firm. Ratification of the appointment of McGladrey, LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013 requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on Proposal No. 6. Brokers are authorized to vote without instructions on this proposal. Abstentions will have the same effect as voting against the proposal.

Abstentions are included in the shares present at the Meeting for purposes of determining whether a quorum is present, and are counted as a vote against for purposes of determining whether any of the foregoing Proposals are approved. Broker non-votes are when shares are represented at the Meeting by a proxy specifically conferring only limited authority to vote on certain matters and no authority to vote on other matters. Therefore, broker non-votes are included in the determination of the number of shares represented at the Meeting for purposes of determining whether a quorum is present but are not counted for purposes of determining whether a proposal has been approved in matters where the proxy does not confer the authority to vote on such proposal. In this year's vote, brokers are entitled to vote without instructions on Proposals 2, 3 and 6, but not on Proposals 1, 4 or 5. Accordingly, broker non-votes are not counted as a vote against and will not affect the outcome of Proposals 1, 4 or 5.

Your vote is very important. All properly completed proxy cards delivered pursuant to this solicitation, whether via mail, telephone or the Internet, and not revoked will be voted at the Meeting in accordance with the directions given. In voting by proxy with regard to the election of directors, you may vote in favor of all nominees, withhold your votes as to all nominees or withhold your votes as to specific nominees. With regard to other proposals, you may vote in favor of each proposal or against each proposal, or in favor of some proposals and against others or you may abstain from voting on any or all proposals. You should specify your respective choices on the proxy card. If you do not give specific instructions with regard to the matters to be voted upon, the shares of common stock represented by your completed proxy card will be voted in accordance with the board of directors' recommendation with respect to Proposals 1 through 6. If any other matters properly come before the Meeting, the persons named as proxies will vote for or against these matters according to their best judgment. We strongly encourage you to submit your voting instructions and exercise your right to vote as a stockholder.

You may revoke your proxy and reclaim your right to vote up to and including the day of the Meeting by giving written notice of your revocation to the Secretary of Senesco, by timely delivery of a later dated proxy (including a telephone or Internet vote) or by voting in person at the Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed to: Secretary, Senesco Technologies, Inc., 721 Route 202/206, Suite 130, Bridgewater, New Jersey 08807.

On or about February 26, 2013, this proxy statement, together with the related proxy card, is being mailed to our stockholders of record as of the Record Date. Our annual report to our stockholders for the fiscal year ended June 30, 2012, including our financial statements, is being mailed together with this proxy statement to all of our stockholders of record as of the Record Date. In addition, we have provided brokers, dealers, banks, voting trustees and their nominees, at our expense, with additional copies of our annual report so that our record holders could supply these materials to our beneficial owners as of the Record Date.

Our common stock is quoted on the OTCQB Marketplace, operated by the OTC Markets Group, or OTCQB, under the symbol "SNTI". On February 12, 2013, the Record Date, the closing price for the common stock as reported by OTCQB was $0.13 per share.

PROPOSAL 1

ELECTION OF DIRECTORS

At the Meeting, ten (10) directors are to be elected, which number shall constitute our entire board, to hold office until the next Annual Meeting of Stockholders or until their successors shall have been duly elected and qualified.

Unless otherwise specified in the proxy, it is the intention of the persons named in the enclosed form of proxy to vote the stock represented thereby for the election as directors, each of the nominees whose names and biographies appear below. All of the nominees whose names and biographies appear below are at present our directors. In the event any of the nominees should become unavailable or unable to serve as a director, it is intended that votes will be cast for a substitute nominee designated by our board. Our board has no reason to believe that the nominees named will be unable to serve if elected. Each nominee has consented to being named in this proxy statement and to serve if elected.

The following are the nominees for election to our board, and all of these nominees are current members of our board:

Name	Age	Served as a Director Since	Position with Senesco
Harlan W. Waksal, M.D.	59	2008	Chairman of the Board and Director
David Rector...........................	66	2002	Lead Director
Jack Van Hulst.........................	73	2007	Director
John N. Braca	55	2003	Director
Christopher Forbes	62	1999	Director
Warren J. Isabelle	61	2009	Director
Thomas C. Quick.....................	57	1999	Director
Rudolf Stalder.........................	72	1999	Director
Leslie J. Browne, Ph.D.	63	2011	President, Chief Executive Officer and Director
John E. Thompson, Ph.D.	71	2001	Executive Vice President, Chief Scientific Officer and Director

The principal occupations and business experience, for at least the past five (5) years, of each director and nominee is as follows:

Harlan W. Waksal, M.D. has been our chairman of the board of directors since June 2009 and a director since October 2008. From July 2003 to present, Dr. Waksal has been the President and Sole Proprietor of Waksal Consulting L.L.C., which provides strategic business and clinical development counsel to biotechnology companies. From July 2011 to present, he has served as the Executive Vice-President, Business and Scientific Affairs of Acasti Pharma, Inc., which is a subsidiary of Neptune Technologies & Bioresources, Inc. Dr. Waksal co-founded the biotechnology company ImClone Systems Inc. in 1984. From March 1987 through July 2003, Dr. Waksal had served in various senior roles for ImClone Systems Inc. as follows: March 1987 through April 1994 – President; April 1994 through May 2002 – Executive Vice President and Chief Operating Officer; May 2002 through July 2003 – President, Chief Executive Officer and Chief Operating Officer. He also served as a director of ImClone Systems Inc. from March 1987 through January 2005. From January 2005 to February 2010, he served on the Board of Trustees of and as Chair of the New Jersey Region of the Weizmann Institute of Science. Dr. Waksal is currently a member of the Board of Trustees of Oberlin College, the Board of Directors of Neptune Technologies and is on the Advisory Board of Northern Rivers Funds. Dr. Waksal received a Bachelor of Arts in Biology from Oberlin College and an M.D. from Tufts University School of Medicine. Dr. Waksal is knowledgeable in science, drug development, regulatory and clinical affairs. In addition, he ran and operated a public biotechnology company and is familiar with the issues of corporate governance.

John N. Braca has been our director since October 2003. Mr. Braca has also served as a director and board observer for other healthcare, technology and biotechnology companies over the course of his career. Since August 2010, Mr. Braca has been the executive director controller for Iroko Pharmaceuticals, a privately-held global pharmaceutical company based in Philadelphia. From April 2006 through July 2010, Mr. Braca was the managing director of Fountainhead Venture Group, a healthcare information technology venture fund based in the Philadelphia area, and has been working with both investors and developing companies to establish exit and business development opportunities. From May 2005 through March 2006, Mr. Braca was a consultant and advisor to GlaxoSmithKline management in their research operations. From 1997 to April 2005, Mr. Braca was a general partner and director of business investments for S.R. One, Limited, or S.R. One, the venture capital subsidiary of GlaxoSmithKline. In addition, from January 2000 to July 2003, Mr. Braca was a general partner of Euclid SR Partners Corporation, an independent venture capital partnership. Prior to joining S.R. One, Mr. Braca held various finance and operating positions of increasing responsibility within several subsidiaries and business units of GlaxoSmithKline. Mr. Braca is a licensed Certified Public Accountant in the state of Pennsylvania and is affiliated with the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Braca received a Bachelor of Science in Accounting from Villanova University and a Master of Business Administration in Marketing from Saint Joseph's University. Mr. Braca's financial background, operating experience with both large pharmaceutical companies and developing biotechnology companies, provides the board with practical experience for issues facing the Company. In addition, Mr. Braca also has a strong corporate governance background through his experience with other company boards.

Christopher Forbes has been our director since January 1999. From September 2011 to present, Mr. Forbes has been the Vice Chairman of Forbes Media LLC and Forbes Family Holdings, and Vice President of Forbes Management Co. Inc. From 1989 through September 2011, Mr. Forbes had been Vice Chairman of Forbes, Inc. From 1981 to 1989, Mr. Forbes was Corporate Secretary at Forbes. Prior to 1981, he held the position of Vice President and Associate Publisher. Mr. Forbes is the Chairman of the American Friends of the Louvre. He is also a member of the board of advisors of The Princeton University Art Museum. Mr. Forbes received a Bachelor of Arts degree in Art History from Princeton University in 1972. In 1986, he was awarded the honorary degree of Doctor of Humane Letters by New Hampshire College and in 2003 was appointed a Chevalier of the Legion of Honor by the French Government and in July 2012 was promoted to the rank of Officer. Mr. Forbes's knowledge regarding corporate operations as well as his business acumen, provide the board with experience in running a corporation and addressing the issues that face a growing company, such as ours.

Warren J. Isabelle has been our director since June 2009. Mr. Isabelle is a founder and principal of Ironwood Investment Management L.L.C., located in Boston, MA. Mr. Isabelle founded Ironwood Investment Management L.L.C in August 1997. From 1983 until 1997, Mr. Isabelle was with Pioneer Management Corporation where he served most recently as Director of Research and Head of U.S. Equities. Since January 2004, Mr. Isabelle has also served as a member of the Public Board and Vice-Chairman of the Investment Committee of the University of Massachusetts Foundation. Additionally, since 2012, Mr. Isabelle has served as a member of the Investment Committee of the UMass Memorial Heathcare Foundation. From 1998 through 2009, Mr. Isabelle was Chairman of the ICM Series Mutual Funds Trust. Mr. Isabelle is a Chartered Financial Analyst and member of the CFA institute and the American Chemical Society. Mr. Isabelle received a Bachelor of Science degree in chemistry from Lowell Technological Institute, a Master of Science degree in Polymer Science and Engineering from the University of Massachusetts, and a MBA from the Wharton School, University of Pennsylvania. Mr. Isabelle's experience as an investment analyst and portfolio manager provides the Company with valuable insight into the biotechnology industry and the publicly-traded capital markets.

Thomas C. Quick has been our director since February 1999. Since 2003, Mr. Quick has been the President of First Palm Beach Properties, Inc. From 2001 through 2003, Mr. Quick was the Vice Chairman of Quick & Reilly/Fleet Securities, Inc., successor to The Quick & Reilly Group, Inc., a holding company for four (4) major financial services businesses. From 1996 until 2001, Mr. Quick was the President and Chief Operating Officer and a director of Quick & Reilly/Fleet Securities, Inc. From 1985 to 1996, he was President of Quick & Reilly, Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. Mr. Quick serves as a member of the board of directors and compensation committee of B.F. Enterprises. He is also a member of the board of directors of Best Buddies, The American Ireland Fund and Venetian Heritage, Inc. He is a trustee of the National Corporate Theater Fund, Cold Spring Harbor Laboratories, Hospice of Palm Beach County Foundation, the Palm Beach Zoo and the Inter-City Scholarship Foundation of New York City. Mr. Quick is a graduate of Fairfield University. As a result of his professional and other experiences, Mr. Quick has a deep understanding of corporate operations and strategy, and operations in both the US and internationally. Mr. Quick also has significant corporate governance experience through his service on other company boards.

David Rector has been our director since February 2002. Mr. Rector also serves as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange (formerly Superior Galleries, Inc.) Mr. Rector also serves on the board of directors of Standard Drilling, Valor Gold Corp., and American Strategic Minerals Corp. Since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries. Since January 2013 through present, Mr. Rector has served as interim Chief Executive Officer of Valor Gold Corp. Since October 2007 through present, Mr. Rector has served as President and CEO of Standard Drilling, Inc. From February 2012 through December 2012, Mr. Rector had served as the VP Finance & Administration of Pershing Gold Corp. From May 2011 through February 2012, Mr. Rector served as the President of Sagebrush Gold, Ltd. From October 2009 through August 2011, Mr. Rector had served as President and CEO of Li3 Energy, Inc. From July 2009 through May 2011, Mr. Rector had served as President and CEO of Nevada Gold Holdings, Inc. From September 2008 through November 2010, Mr. Rector served as President and CEO Universal Gold Mining Corp. From May 2004 through December 2006, Mr. Rector had served in senior management positions with Nanoscience Technologies, Inc., a development stage company engaged in the development of DNA Nanotechnology. From 1983 until 1985, Mr. Rector served as President and General Manager of Sunset Designs, Inc., a domestic and international manufacturer and marketer of consumer product craft kits, and a wholly-owned subsidiary of Reckitt & Coleman N.A. From 1980 until 1983, Mr. Rector served as the Director of Marketing of Sunset Designs. From 1971 until 1980, Mr. Rector served in progressive roles in the financial and product marketing departments of Crown Zellerbach Corporation, a multi-billion dollar pulp and paper industry corporation. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969. As a result of these professional and other experiences, Mr. Rector has a deep business understanding of developing companies. Mr. Rector also brings corporate governance experience through his service on other company boards.

Rudolf Stalder has been our director since February 1999 and was appointed as our Chairman and Chief Executive Officer on January 10, 2000. On October 4, 2001, Mr. Stalder resigned as our Chief Executive Officer. On June 8, 2009, Mr. Stalder resigned as our Chairman. Mr. Stalder is a former member of the executive boards of Credit Suisse Group and Credit Suisse First Boston and former Chief Executive Officer of the Americas Region of Credit Suisse Private Banking. Mr. Stalder joined Credit Suisse in 1980 as a founding member and Deputy Head of the Multinational Services Group. In 1986, he became Executive Vice President. He was named to Credit Suisse's Executive Board in 1989. In 1990, he became Head of the Commercial Banking Division and a Member of the Executive Committee. From 1991 to 1995, Mr. Stalder was Chief Financial Officer of Credit Suisse First Boston and a Member of the Executive Boards of Credit Suisse Group and Credit Suisse First Boston. He became head of the Americas Region of Credit Suisse Private Banking in 1995 and retired in 1998. Prior to moving to the United States, Mr. Stalder was a member of the Board of Directors for several Swiss subsidiaries of major corporations including AEG, Bayer, BTR, Hoechst, Saint Gobain, Solvay and Sony. He is a fellow of the World Economic Forum. He currently serves on the board of the Greater Bridgeport Symphony. He was a member of the Leadership Committee of the Consolidated Corporate Fund of Lincoln Center for the Performing Arts, Board of The American Ballet Theatre and a Trustee of Carnegie Hall. From 1991 through 1998, Mr. Stalder was Chairman of the New York Chapter of the Swiss-American Chamber of Commerce. He continues to serve as an advisory board member of the American-Swiss Foundation. Mr. Stalder received a diploma in advanced finance management at the International Management Development Institute in Lausanne, Switzerland in 1976. He completed the International Senior Managers Program at Harvard University in 1985. Mr. Stalder is an experienced executive with former CEO experience and senior executive level experience at large multinational companies. He also has corporate governance experience through service on other public company boards.

Jack Van Hulst has been our director since January 2007. Mr. Van Hulst was appointed as our President and Chief Executive Officer effective November 16, 2009. Mr. Van Hulst was further appointed as our Secretary effective February 1, 2010. Mr. Van Hulst resigned as our President and Chief Executive Officer and Secretary effective May 25, 2010. Since June 2010, Mr. Van Hulst has been the operating partner of SK Capital Partners. Mr. Van Hulst also serves as a director and member of the compensation and audit committees of HiTech Pharmacal, Inc. He has more than 42 years of international experience in the pharmaceutical industry. He began his career in 1968 at Organon, which was subsequently acquired by AKZO, N.V., the multinational human and animal healthcare company, where he was based in Europe and the US and responsible for establishing AKZO's position in the US in the manufacturing and sales and marketing of fine chemicals. Mr. Van Hulst later became President of AKZO's US Pharmaceutical Generic Drug Business and was responsible for establishing AKZO in the US generic drug industry. From 1989 to 1999, Mr. Van Hulst successively owned and led two generic pharmaceutical companies, improving their operations and then selling them to a private equity group and a pharmaceutical company. From 1999 to 2005, he was Executive Vice President at Puerto Rico-based MOVA Pharmaceutical Corporation, a contract manufacturer to the pharmaceutical industry that recently merged with Canadian-based Patheon. Mr. Van Hulst received a Masters degree in law from the University in Utrecht, Netherlands in 1968. Mr. Van Hulst possesses management experience as a result of his prior positions. Mr. Van Hulst spent years holding a number of management roles at other pharmaceutical companies and this experience assists the Company in working though the similar issues that it may face in its own operations.

Leslie J. Browne, Ph.D. was appointed our President and Chief Executive Officer in May 2010 and has been our director since March 2011. Dr. Browne has over 30 years of experience in the pharmaceutical industry. Prior to joining Senesco in May 2010, he served from October 2008 to May 2010 as President and CEO, and is currently chair, of Phrixus Pharmaceuticals, Inc., a private biotech working on muscular dystrophy and heart failure. He recently served from January 2007 to January 2009 as chair of the New Jersey Technology Council, where he continues as a member of the board. He also served from April 2007 to January 2009 as an independent director of Genelabs Technologies, which was sold to GSK, and from September 2004 to May 2008 as President, CEO and Director of Pharmacopeia, a Nasdaq listed company, where he transformed the company from a discovery contract research organization to a clinical development stage biopharmaceutical company with multiple internal development programs. Prior to joining Pharmacopeia, Dr. Browne was the Chief Operating Officer at Iconix Pharmaceuticals, Inc., a privately-held chemogenomics company from October 2001 to July 2004. Before Iconix, Dr. Browne held key positions at Berlex/Schering AG from 1990 to 2000, including Corporate Vice President, Berlex Laboratories, Inc. and President of Schering Berlin Venture Corporation. In 1979, Dr. Browne began his industrial career at Ciba-Geigy, now Novartis, where he invented fadrozole, for the treatment of breast cancer and was closely involved in the discoveries of Femara® and Diovan®, which became major products for Novartis. Dr. Browne received his Bachelor of Science degree in Chemistry in 1972 from the University of Strathclyde, Glasgow Scotland. He received his Ph.D. in Organic Chemistry in 1978 from the University of Michigan and his postdoctoral training as a National Institutes of Health Postdoctoral Fellow at Harvard University from January 1978 to April 1979. Dr. Browne is an experienced executive with former CEO experience and senior executive level experience at large multinational, as well as development stage, life sciences companies. He also has corporate governance experience through service on boards of other companies and organizations. Dr. Browne's educational background also provides him with the tools necessary to understand the science underlying our technology and how it relates to human health and agricultural applications.

John E. Thompson, Ph.D. has been our director since October 2001. Dr. Thompson was appointed our President and Chief Executive Officer in January 1999, and he continued in that capacity until September 1999 when he was appointed Executive Vice President of Research and Development. In July 2004, Dr. Thompson became our Executive Vice President and Chief Scientific Officer. Dr. Thompson is the inventor of the technology that we develop. Since July 2001, he has been the Associate Vice President, Research and, from July 1990 to June 2001, he was the Dean of Science at the University of Waterloo in Waterloo, Ontario, Canada. Dr. Thompson has a Ph.D. in Biology from the University of Alberta, Edmonton, and he is a Fellow of the Royal Society of Canada. Dr. Thompson is also the recipient of a Lady Davis Visiting Fellowship, the Sigma Xi Award for Excellence in Research, the CSPP Gold Medal and the Technion Visiting Fellowship. Dr. Thompson has an in-depth knowledge and understanding of the science underlying our technology and how it relates to human health and agricultural applications.

Director Experience, Qualifications, Attributes and Skills

We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities. The board is composed of a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside the United States, which provides an understanding of different business processes, challenges and strategies. Other directors have prior experience as former executive officers of other entities, which brings unique perspectives to the board. Further, the Company's directors also have other experience that makes them valuable members, such as prior public policy or regulatory experience that provides insight into issues faced by companies.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS.

Board Leadership Structure and Role in Risk Oversight

The board evaluates its leadership structure and role in risk oversight on an ongoing basis. In March 2010, the Company's board leadership structure separated the Chairman of the Board, the Chief Executive Officer and the Lead Director roles into three positions. Currently, Harlan W. Waksal, M.D. is the Chairman of the Board, Leslie J. Browne, Ph.D. is the Chief Executive Officer and David Rector is the Lead Director. The board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors. In his capacity as Lead Director, Mr. Rector consults independently of the Chairman of the Board with other members of the board in matters that are presented for the independent board member's consideration. After considering these factors, the board determined that continuing to separate the positions of Chairman of the Board, Lead Director and Chief Executive Officer is the appropriate board leadership structure at this time.

The board is also responsible for oversight of the Company's risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company's board leadership structure supports this approach. The board receives periodic reports from management regarding the most significant risks facing the Company. In addition, the Audit Committee assists the board in its oversight role by receiving periodic reports regarding the Company's risk and control environment.

Corporate Governance Guidelines

Our board has long believed that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. During the past year, our board has continued to review our governance practices in light of the Sarbanes-Oxley Act of 2002, the new rules and regulations of the Securities and Exchange Commission and the new listing standards, policies and requirements of NYSE MKT. Although we are no longer listed on the NYSE MKT, we intend to continue to adhere to the corporate governance policies and requirements of the NYSE MKT.

Our board has adopted corporate governance guidelines to assist it in the exercise of its duties and responsibilities and to serve the best interests of Senesco and its stockholders. These guidelines, which provide a framework for the conduct of our board's business, include that:

- the principal responsibility of the directors is to oversee the management of Senesco;
- a majority of the members of our board shall be independent directors;
- the independent directors met regularly in executive session;
- directors have full and free access to management and, as necessary and appropriate, independent advisors;
- new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and
- at least annually, our board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

Under the current rules set forth in the NYSE MKT Company Guide, a director will, among other things, qualify as an "independent director" if, in the determination of our board, that person does not have a relationship that would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. Our board currently consists of Rudolf Stalder, John E. Thompson, Ph.D., John N. Braca, Christopher Forbes, Warren J. Isabelle, Thomas C. Quick, David Rector, Jack Van Hulst, Leslie. J. Browne, Ph.D. and Harlan W. Waksal, M.D. We were traded on the NYSE MKT, which requires our board be comprised of a majority of independent directors. Our board has determined that each of Messrs. Stalder, Braca, Forbes, Isabelle, Quick and Rector is an "independent director" as defined under Section 803 of the NYSE MKT Company Guide.

Committees and Meetings of our Board of Directors

Our board held four (4) meetings during Fiscal 2012. Throughout this period, each member of our board attended or participated in at least 75% of the aggregate of the total number of meetings of our board held during the period for which such person has been a director, and the total number of meetings held by all committees of our board on which each the director served during the periods the director served, except for Jack Van Hulst who attended 50% of the aggregate of the total number of meetings of our board held during the period,. Our board has three standing committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. From time to time, our board may form additional committees on a short-term basis, such as a Pricing Committee to review the Company's financing activities and an Executive Committee to review certain of the Company's significant developments. Each standing committee operates under a charter that has been approved by our board. Each of these charters is also posted on our website at www.senesco.com. Our corporate governance guidelines provide that directors are expected to attend the annual meeting of stockholders. All of our directors, except for Jack Van Hulst, attended the 2012 annual meeting of stockholders.

Compensation Committee. Our Compensation Committee was established in July 1999, pursuant to the Compensation Committee Charter. Our Compensation Committee generally makes recommendations concerning salaries and incentive compensation for our management and our employees. The primary responsibilities of our Compensation Committee, as more fully set forth in the Compensation Committee Charter adopted in July 1999 and amended and restated on March 11, 2011, include:

- annually reviewing and approving, or recommending for approval by our board, the corporate goals and objectives relevant to executive officer compensation;
- reviewing and approving, or recommending for approval by our board, the salaries and incentive compensation of our executive officers;
- preparing the Compensation Committee report, including the Compensation Discussion and Analysis;
- retaining, appointing, determining compensation and oversight of any independent compensation consultants or other advisors deemed necessary;
- working with the Audit Committee to review and minimize risks related to compensation;
- administering our 2008 Incentive Compensation Plan, or similar stock plan adopted by our stockholders; and
- reviewing and making recommendations to our board with respect to director compensation.

Our Compensation Committee is currently comprised of David Rector and John. N. Braca. Mr. Rector currently serves as the chairman of the Compensation Committee. All members of our Compensation Committee are considered independent pursuant to Section 803 of the NYSE MKT Company Guide. Our Compensation Committee held five (5) meetings during Fiscal 2012.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of our company or any of our subsidiaries. In addition, no member of the Compensation Committee had any relationships with us or any other entity that requires disclosure under the proxy rules and regulations promulgated by the SEC and none of our executive officers served on the Compensation Committee or board of any company that employed any member of our board.

Audit Committee. Our Audit Committee was established in July 1999. On March 11, 2011, our board adopted an Amended and Restated Audit Committee Charter. The primary responsibilities of our Audit Committee include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code

of business conduct and ethics;

- discussing our risk management policies;
- establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the audit committee report required by SEC rules.

Our Audit Committee is currently comprised of John N. Braca, David Rector and Rudolf Stalder. Mr. Braca currently serves as the chairman of the Audit Committee. The NYSE MKT currently requires an Audit Committee comprised solely of independent directors. Messrs. Braca, Rector and Stalder are "independent" members of our board as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 803 of the NYSE MKT Company Guide. In addition, our board of directors has determined that Mr. Braca satisfies the definition of an audit committee "financial expert" as set forth in Item 407(d) (5) of Regulation S-K promulgated by the SEC. Our Audit Committee held five (5) meetings during Fiscal 2012.

Review and Approval of Related Person Transactions

Our Audit Committee Charter requires that our Audit Committee review and approve or ratify transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members, also referred to herein as a related person. The policy and procedures cover any transaction involving a related person, also referred to herein as a related person transaction, in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

A related person transaction will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. In considering related person transactions, the Audit Committee will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

Nominating and Corporate Governance Committee. The primary responsibilities of our Nominating and Corporate Governance Committee, as more fully set forth in the Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines adopted on October 15, 2004, and amended and restated on March 11, 2011 include:

- identifying individuals qualified to become our board members;
- evaluating and recommending to our board the persons to be nominated for election as directors at any meeting of stockholders and to each of our board's committees;
- reviewing and making recommendations to our board with respect to management succession planning;
- developing and recommending to our board a set of corporate governance principles applicable to Senesco; and
- overseeing the evaluation of our board.

Our Nominating and Corporate Governance Committee was formed on September 29, 2004, and it is currently comprised of Messrs. Stalder, Forbes and Quick. Mr. Forbes currently serves as the chairman of the Nominating and Corporate Governance Committee. All members of our Nominating and Corporate Governance Committee are independent, as independence for nominating and corporate governance committee members is defined under Section 803 of the NYSE MKT company Guide. The Nominating and Corporate Governance Committee did not hold any meetings during Fiscal 2012.

The Nominating and Corporate Governance Committee does not have a specific policy with regard to the consideration of diversity in identifying director nominees. The Nominating and Corporate Governance Committee considers the diversity of the professional experience, education and skill set in identifying the director nominees.

Code of Business Ethics and Conduct. On March 17, 2003, our board adopted a Code of Business Ethics and Conduct, which may also be found on our website at www.senesco.com. Our Code of Ethics contains written standards designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC and in other public communications made by the Company;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in our Code of Ethics; and
- accountability for adherence to our Code of Ethics.

Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics.

Director Candidates

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the board.

In considering whether to recommend any particular candidate for inclusion in the board's slate of recommended director nominees, our Nominating and Corporate Governance Committee will apply the criteria contained in the committee's charter. These criteria include, but are not limited to, the candidate's integrity, business acumen, knowledge of our business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. Our Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. In addition, although we do not have a formal diversity policy, we review diversity as one of the criteria for nomination. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

Stockholders may recommend individuals to our Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than $2,000 in market value, or 1%, of our common stock for at least one (1) year as of the date such recommendation is made, to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, Senesco Technologies, Inc., 721 Route 202/206, Suite 130, Bridgewater, NJ 08807. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Communicating with our Independent Directors

Our board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Lead Director, with the assistance of our outside counsel, is primarily responsible for monitoring communications from our stockholders and for providing copies or summaries to the other directors as he considers appropriate. Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Lead Director considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to our board should address such communications to: Board of Directors, c/o Corporate Secretary, Senesco Technologies, Inc., 721 Route 202/206, Suite 130, Bridgewater, NJ 08807. Our Corporate Secretary will forward such communications to our Lead Director, with a copy to the Chairman of our board.

Compensation of Directors

We use a combination of cash and equity-based compensation to attract and retain qualified individuals to serve on our board, as described below. We provide reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the board of directors and other Senesco business.

Dr. Thompson has received compensation for providing research and development management services to us and does not receive any additional compensation for his services as a board member. See "Certain Relationships and Related Transactions" which sets forth the details of the compensation arrangement with Dr. Thompson.

Cash Compensation

We pay our non-employee directors cash compensation, paid in quarterly increments as consideration for their service on our board for each fiscal year as follows:

Annual (Base) Retainer	$	10,000
Per Scheduled Board Meeting Fee	$	1,500[(1)]
Per Committee Meeting Fee	$	750[(2)]
Additional Annual Retainer:		
Chairman of the Board	$	5,000
Audit Committee Chair	$	3,500
Compensation Committee Chair	$	3,500
Nominating and Corporate Governance Committee Chair	$	1,500
Non-Chair Committee Member Additional Retainer (All Committees)	$	1,000
Maximum Per Diem For All Meetings	$	2,000

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(1) $750 for telephonic meetings (less than 30 minutes: $375).

(2) $375 for telephonic meetings.

Equity Election Program

A director may elect to receive, in lieu of such cash retainer and meeting fees, either (i) restricted stock units, or RSU's, covering that number of shares having a fair market value on the grant date equal to such cash award or (ii) a number of option shares equal to twice the number of RSU's that would have been received, with an exercise price per share equal to the fair market value of our common stock on the option grant date. Such election must be timely made and applies for the entire year. The RSU's or options are granted quarterly, effective two (2) days following the filing of our quarterly reports on Form 10-Q for that quarter, and are fully vested as of the grant date.

In Fiscal 2012, all of the directors elected to receive options in lieu of cash, except for Messrs. Braca and Rector, who elected to receive their retainer fees in cash and their meeting fees in options, and Mr. Isabelle, who elected to receive his fees in cash. Accordingly, on November 16, 2011, February 16, 2012, and May 16, 2012, each of these non-employee directors received options to purchase shares of our common stock pursuant to the provisions of the 2008 Stock Plan and their equity elections. The dollar amount of the fees paid in equity pursuant to such program by each director for Fiscal 2012 was as follows:

Director	$ Amount of Fees Paid in Equity
Harlan W. Waksal, M.D.	$ 25,000
Rudolf Stalder	$ 19,500
Christopher Forbes	$ 16,750
Thomas C. Quick..................	$ 13,250
John N. Braca	$ 11,250
David Rector	$ 11,250
Jack Van Hulst	$ 13,750
Warren J. Isabelle.................	-

The following table sets forth information relating to the options granted to the directors during Fiscal 2012 pursuant to the equity election program.

Director	Option Grant Date	Exercise Price	# of Shares	Grant Date Fair Value
Rudolf Stalder	05/16/2012	$0.21	40,244	$ 6,278
	02/16/2012	$0.24	40,626	$ 7,638
	11/16/2011	$0.20	105,000	$ 16,485
Christopher Forbes	05/16/2012	$0.23	35,366	$ 4,350
	02/16/2012	$0.26	36,458	$ 4,703
	11/16/2011	$0.22	87,500	$ 9,625
Thomas C. Quick.........................	05/16/2012	$0.21	34,146	$ 5,327
	02/16/2012	$0.24	29,166	$ 5,483
	11/16/2011	$0.20	62,500	$ 9,813
John N. Braca	05/16/2012	$0.21	10,976	$ 1,712
	02/16/2012	$0.24	15,626	$ 2,938
	11/16/2011	$0.20	82,500	$ 12,953

Director	Option Grant Date	Exercise Price	# of Shares	Grant Date Fair Value
David Rector	05/16/2012 02/16/2012 11/16/2011	$0.21 $0.24 $0.20	10,976 15,626 82,500	$ 1,712 $ 2,938 $ 12,953
Jack Van Hulst	05/16/2012 02/16/2012 11/16/2011	$0.21 $0.24 $0.20	31,708 20,834 80,000	$ 4,946 $ 3,917 $ 12,560
Harlan W. Waksal, M.D.............	05/16/2012 02/16/2012 11/16/2011	$0.21 $0.24 $0.20	46,342 45,834 147,500	$ 7,229 $ 8,617 $ 23,158
Warren J. Isabelle........................	-	-	-	-

Equity Awards

We do not automatically grant options or other equity to our directors. Our Compensation Committee reviews the non-employee director equity program each year with its compensation consultant and determines the appropriate equity awards to be made for that year. Effective September 30, 2011, the Committee granted the options identified below to the non-employee directors for their board service during Fiscal 2012. Such options are in addition to the options awarded to our directors pursuant to the equity election program described above.

Director	Total # of Options Granted
Harlan W. Waksal, M.D........	305,000 (1)
Rudolf Stalder	155,000 (1)
Rudolf Stalder	300,000 (2)
Christopher Forbes	190,000 (1)
Thomas C. Quick..................	155,000 (1)
John N. Braca	230,000 (1)
David Rector	230,000 (1)
Jack Van Hulst	155,000 (1)
Warren J. Isabelle.................	155,000 (1)

(1) Fifty percent (50%) of the option shares vested on the option grant date and the remaining fifty percent (50%) of the option shares shall vest on the first anniversary of the option grant date, subject to the optionee's continued board service through the vesting date.

(2) Twenty-five percent (25%) of the option shares shall vest on the first anniversary of the option grant date and the remaining option shares shall vest in a series of thirty-six equal monthly thereafter, subject to continued board service through each such vesting date.

Director Compensation Summary

The table below shows the compensation paid or awarded to our non-employee directors (other than Dr. Thompson) during the fiscal year ended June 30, 2012.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($) (c)	Option Awards (2)(3) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Rudolf Stalder	--	--	$ 113,491	--	--	--	$ 113,491
Christopher Forbes	--	--	$ 45,848	--	--	--	$ 45,848
Thomas C. Quick..	--	--	$ 48,213	--	--	--	$ 48,213
John N. Braca	$14,500	--	$ 58,543	--	--	--	$ 73,043
David Rector	$14,500	--	$ 58,543	--	--	--	$ 73,043
Jack Van Hulst	--	--	$ 49,013	--	--	--	$ 49,013
Harlan W. Waksal, M.D....	--	--	$ 93,294	--	--	--	$ 93,294
Warren J. Isabelle.	$15,250	--	$ 27,590	--	--	--	$ 42,840

(1) Consists of annual retainer fees and meeting fees for service as a member of the Board. Please see the "Cash Compensation" section above. Excludes retainer fees paid in stock-based awards as described under the heading "Equity Election Program".

(2) Represents the aggregate grant date fair value of stock options granted in Fiscal 2012, including annual retainer fees paid under the equity election program, calculated in accordance with the FASB ASC Topic 718 and were not adjusted to take into account any estimated forfeitures. For information regarding assumptions underlying the FASB ASC Topic 718 valuation of equity awards, see Notes 2 and 10 of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

(3) The following table shows the total number of shares of our common stock subject to option awards (vested and unvested) held by each non-employee director as of June 30, 2012. None of our non-employee directors held RSUs as of June 30, 2012.

Director	Total # of Options Outstanding
Rudolf Stalder	1,472,657
Christopher Forbes	1,050,563
Thomas C. Quick	841,185
John N. Braca	1,053,591
David Rector	1,030,899
Jack Van Hulst	967,917
Harlan W. Waksal, M.D.	1,702,330
Warren J. Isabelle	280,000

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires a company's directors, officers and stockholders who beneficially own more than 10% of any class of equity securities of the company registered pursuant to Section 12 of the Exchange Act, collectively referred to herein as the Reporting Persons, to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to the company's equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us and upon written representations of the Reporting Persons received by us, we believe that there has been compliance with all Section 16(a) filing requirements applicable to our Reporting Persons except that (i) Forms 4 which were due in connection with the purchase of our common stock on January 6, 2012 by Christopher Forbes and Harlan W. Waksal were filed on January 19, 2012; (ii) Forms 4 which were due in connection with February 16, 2012 option grants to our independent directors were filed on February 24, 2012 by each of Harlan W. Waksal, John N. Braca, Jack Van Hulst, Christopher Forbes, Rudolf Stalder, Thomas C. Quick and David Rector; and (iii) a Form 4 which was due in connection with certain transfers of our common stock on March 15, 2012 and March 22, 2012 by Paul E. Klaver was filed on April 12, 2012.

EXECUTIVE OFFICERS

The following table identifies our current executive officers:

Name	Age	Capacities in Which Served	In Current Position Since
Leslie J. Browne, Ph.D.	63	President, Chief Executive Officer and Director	May 2010
John E. Thompson, Ph.D.	71	Executive Vice President and Chief Scientific Officer, Director	July 2004
Joel P. Brooks[(1)]	54	Chief Financial Officer, Treasurer and Secretary	December 2000
Richard Dondero[(2)]	63	Vice President of Research and Development	July 2004

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(1) Mr. Brooks was appointed our Chief Financial Officer and Treasurer in December 2000. Mr. Brooks was appointed our Secretary in May 2010. From September 1998 until November 2000, Mr. Brooks was the Chief Financial Officer of Blades Board and Skate, LLC, a retail establishment specializing in the action sports industry. Mr. Brooks was Chief Financial Officer from 1997 until 1998 and Controller from 1994 until 1997 of Cable and Company Worldwide, Inc. He also held the position of Controller at USA Detergents, Inc. from 1992 until 1994, and held various positions at several public accounting firms from 1983 through 1992. Mr. Brooks is also a director and chairman of the audit committee of USA Technologies, Inc. Mr. Brooks received his Bachelor of Science degree in Commerce with a major in Accounting from Rider University in February 1983.

(2) Mr. Dondero was appointed our Vice President of Research and Development in July 2004. From July 2002 until July 2004, Mr. Dondero was a Group Leader in the Proteomics Reagent Manufacturing division of Molecular Staging, Inc., a biotech firm engaged in the measurement and discovery of new biomarkers. From 1985 through June 2001, Mr. Dondero served in several roles of increasing responsibility through Vice President of Operations and Product Development at Cistron Biotechnology, Inc. From 1977 through 1985, Mr. Dondero served as a senior scientist at Johnson and Johnson, and from 1975 through 1977, as a scientist at Becton Dickinson. Mr. Dondero received his Bachelor of Arts degree from New Jersey State University in 1972 and his Master of Science degree from Seton Hall University in 1976.

None of our current executive officers are related to any other executive officer or to any of our directors. Our executive officers are elected annually by our board and serve until their successors are duly elected and qualified.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our executive officers during Fiscal 2012 and as anticipated for Fiscal 2013. Our Chief Executive Officer, Chief Financial Officer and all of our other executive officers included in the Summary Compensation Table will be referred to as the "named executive officers" for purposes of this discussion.

Compensation Objectives and Philosophy

The Compensation Committee of the board, also referred to herein as the Committee, is responsible for the following:

- annually reviewing and approving, or recommending for approval by our board, the corporate goals and objectives relevant to executive officer compensation;
- reviewing and approving, or recommending for approval by our board, the salaries and incentive compensation of our executive officers;
- preparing the Compensation Committee report, including the Compensation Discussion and Analysis;
- administering our 2008 Incentive Compensation Plan, or similar stock plan adopted by our stockholders; and
- reviewing and making recommendations to our board with respect to director compensation.

We are a development stage biotechnology company utilizing our patented and patent-pending technology related to certain genes, primarily eukaryotic translation initiation Factor 5A, or Factor 5A, and deoxyhypusine synthase, or DHS, and related technologies for human therapeutic applications to develop novel approaches to treat cancer and inflammatory diseases. To achieve this strategic objective, we have emphasized the recruitment of executives with significant industry or scientific experience. This is a very competitive industry and our success depends upon our ability to attract and retain qualified executives through competitive compensation packages. The Compensation Committee administers the compensation programs for our executive officers with this competitive environment in mind.

Pharmaceutical research, development and commercialization require sustained and focused effort over many years. As a consequence, the Compensation Committee believes our compensation program must balance long-term incentives that create rewards for the realization of our long-term strategic objectives with near term compensation that rewards employees for the achievement of annual goals that further the attainment of our long-term objectives and align the interests of our employees with those of our stockholders.

To this end, the objectives of our compensation program are:

- to motivate, recruit and retain executives with extensive industry or scientific experience and who are capable of meeting our strategic objectives;
- to provide incentives to ensure superior executive performance and successful financial results for us; and
- to align the interests of executives with the long-term interests of our stockholders.

The Committee seeks to achieve these objectives by:

- linking a substantial portion of compensation to our achievement of long-term and short-term research and development objectives and financial objectives and the individual's contribution to the attainment of those objectives;
- providing long-term equity-based incentives and encouraging direct share ownership by executives with the intention of providing incentive-based compensation to encourage a long-term focus on company profitability and stockholder value; and
- understanding the marketplace and establishing a compensation structure that is adjusted for our position in the marketplace and our current financial condition and limited capital resources.

Setting Executive Compensation

For Fiscal 2012, the Committee's objective was to target each component of compensation listed below to be competitive with comparable positions at peer group companies, and to target the total annual compensation of each named executive officer at the appropriate level for comparable positions at the competitive peer group companies. However, the Committee did not target each component of compensation or total annual compensation to a specific level or percentage as compared to the competitive peer group.

In establishing the peer group for Fiscal 2012, the Committee identified various companies in the biotech sector it felt were similar in scope of operation to Senesco. For Fiscal 2012, the companies we elected to evaluate as a peer group were as follows: Access Pharma (ACCP.OB); Adventrx (ANX); Poniard (PARD); Cortex (CORX.OB); Callisto (CLSP.OB); RXi Pharmaceuticals (RXII); Titan Pharma (TTNP.OB); Oxigene (OXGN); Entremed (ENMD); and Silence Therapeutics (SLNCF). For Fiscal 2013, the companies we elected to evaluate as a peer group were as follows: Access Pharma (ACCP.OB); Adventrx (ANX); Poniard (PARD); Cortex (CORX.OB); RXi Pharmaceuticals (RXII); Titan Pharma (TTNP.OB); Oxigene (OXGN); Entremed (ENMD); and Silence Therapeutics (SLNCF). In selecting companies to survey for compensatory purposes, the Committee considered many factors not directly associated with the stock price performance of those companies, such as geographic location, development stage, organizational structure and market capitalization. Because the biotechnology industry is a dynamic industry, our comparator group is periodically updated to ensure that companies continue to meet established criteria and remain similar in scope of operation to us.

During the compensation review process for Fiscal 2012, the Committee engaged J. Richard and Co., also referred to herein as J. Richard, a nationally recognized compensation consulting firm, as its compensation consultant, on an as needed basis regarding its proposed programs and approaches to compensation during Fiscal 2012. In particular, J. Richard provided advice with respect to the following key decisions made by the Committee during Fiscal 2012: the establishment of the appropriate level of base salary and incentive compensation for each executive officer, the size and structure of equity awards grated in Fiscal 2012 and Fiscal 2013 and the establishment of a severance policy in Fiscal 2013. J. Richard did not provide any additional services to the Committee or Senesco for Fiscal 2012, and compensation to J. Richard for services rendered in Fiscal 2012 was less than $120,000. In addition, the Committee consulted with J. Richard in connection with its plans for Fiscal 2013.

There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Committee determines the mix of compensation for each named executive officer based on its review of the competitive data, its subjective analysis of that individual's performance and contribution to our financial performance, the financial strength and outlook of Senesco, recommendations of the CEO, and what is considered fair and reasonable by the Committee based on the scope of operations and responsibilities of the officer. As part of this process, the Committee considers a number of factors important to our stockholders, including ongoing concerns over the dilutive effect of option grants on our outstanding shares, the compensation expense we must take for financial accounting purposes in accordance with FASB Accounting Standards Codification Topic 718 (ASC 718, Compensation-Stock Compensation) with respect to option grants in relation to the actual value anticipated to be delivered to our executive officers from such awards, and the market volatility of our stock.

Finally, the Committee reviews the compensation metrics of the CEO versus the other named executive officers. Although certain percentages and allocations may differ, the overall cash and equity compensation package of the CEO is not materially greater than the overall cash and equity compensation package of each other named executive officer. On average, a large portion of an executive officer's total compensation is at risk, with the amount actually paid tied to our stock price performance and achievement of pre-established Company objectives and individual goals.

Components of Compensation

For Fiscal 2012, our executive compensation program included the following components:

- base salary; and
- annual equity incentives.

Currently, for Fiscal 2013, our executive compensation program includes the following components:

- base salary; and
- annual equity incentives.

Base Salary

In General – It is the Committee's objective to set a competitive rate of annual base salary (or consulting fees for our Chief Scientific Officer) for each named executive officer as compared to the peer group companies. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk. However, in establishing a competitive rate of base salary, the Committee recognizes that it must keep in mind the constraints imposed by our development stage and reliance on the capital markets as the primary source of our cash needs. Accordingly, when compared to comparable positions at the competitive peer group companies, historically, the base salary level for our executive officers has been below the 25th percentile of competitive peer group companies.

In setting the appropriate level of base salary, the Committee also considers a number of other factors, including our recent performance and each officer's individual performance, the officer's position and responsibilities and the CEO's recommendations (with respect to officers other than the CEO).

Base Salary for Fiscal 2012 – After a review of the factors discussed above, and in connection with our decision not to award cash bonuses in Fiscal 2011, the base salaries of our named executive officers were increased for Fiscal 2012 as follows:

Name	Title	2012 Salary	2011 Salary	% Increase
Leslie J. Browne, Ph.D.	President and Chief Executive Officer	$262,500	$250,000	5.0%
John E. Thompson, Ph.D.	Executive Vice-President and Chief Scientific Officer	$ 67,500 (1)	$ 65,000 (1)	3.8%
Joel P. Brooks	Chief Financial Officer, Secretary and Treasurer	$170,000	$164,800	3.0%
Richard Dondero	Vice-President of Research and Development	$153,200	$147,300	4.0%

(1) Represents consulting fees paid under a consulting agreement.

Base Salary for Fiscal 2013 – After a review of the factors discussed above, and in connection with our decision not to award cash bonuses in Fiscal 2012, the base salaries of our named executive officers were increased for Fiscal 2013 as follows:

Name	Title	2013 Salary	2012 Salary	% Increase
Leslie J. Browne, Ph.D.	President and Chief Executive Officer	$271,000	$ 262,500	3.5%
John E. Thompson, Ph.D.	Executive Vice-President and Chief Scientific Officer	$ 70,000 (1)	$ 67,500 (1)	3.5%
Joel P. Brooks	Chief Financial Officer, Secretary and Treasurer	$176,000	$170,000	3.5%
Richard Dondero	Vice-President of Research and Development	$159,000	$153,200	3.5%

(1) Represents consulting fees paid under a consulting agreement.

Annual Bonuses for Fiscal 2012

In order to link a substantial portion of the cash compensation of our executive officers to our performance, the Committee generally provides the opportunity each year to all of the named executive officers to earn additional compensation through incentive programs based on the individual performance of each named executive officer and attainment of stated company objectives that enhance stockholder value. However, in order to conserve our limited cash resources, the Committee decided not to implement a cash incentive program for Fiscal 2012.

Annual Bonuses for Fiscal 2013

Bonuses will be determined at the discretion of the board after the end of the fiscal year based upon the recommendation of the Committee.

Equity Incentive Awards

In General – Historically, the Compensation Committee has granted incentive stock options to our executive officers in order to provide long term incentives that align the interests of our executive officers with the achievement of our long term vision to develop and commercialize pharmaceutical products and with the interests of our stockholders. Given the long time periods involved in pharmaceutical development, the Committee believes that these long term incentives are critical to our success. The Compensation Committee's goal each year is to weight the equity component of each executive officer's compensation heavily, as part of our pay-for-performance philosophy and in order to align the interests of our executive officers with our stockholders. The exercise price for options granted by the Company is equal to the closing price of the Company's stock on the option grant date; accordingly, the stock options only produce realizable value to the executive officer to the extent the Company's stock price appreciates.

The Committee has followed a grant practice of tying equity awards to its annual year-end review of individual performance, and its assessment of our performance and our operational results. In determining the size of equity awards to make in Fiscal 2012, in order to provide an appropriate retention and incentive program for the Company's executive officers, the Committee considered a number of factors, including peer group data, ongoing concerns over the dilutive effect of option grants on our outstanding shares, the compensation expense we must take for financial accounting purposes in accordance with FASB Accounting Standards Codification Topic 718 (ASC 718, Compensation-Stock Compensation) for option grants in relation to the actual value anticipated to be delivered to our executive officers, and the market volatility of our stock.

Equity Incentive Plan for Fiscal 2012 – The Committee awarded stock option grants to each executive officer that vest on the basis of individual achievements related to company performance and on each executive officer's continued service. For the portion of the award that is to vest on the basis of our performance, the Committee, in coordination with our Chief Executive Officer, established goals and objectives for Fiscal 2012 based on the following:

- Contributions relating to the development of our SNS01-T assets:
    - Demonstrate the pre-clinical effects of SNS01-T in combination with certain approved therapeutic products;
    - Develop an improved SNS01-T formulation;
    - Complete treatment under the Phase 1b/2a clinical study for SNS01-T in multiple myeloma; and
    - Plan a clinical study for SNS01-T in B cell cancers in addition to multiple myeloma;
- Contributions relating to finance objectives:
    - Maintain sufficient working capital and plan and execute financing activities; and
    - Regain and maintain NYSE MKT compliance;
- Contributions relating to corporate development:
    - Expand product portfolio; and
    - Investigate partnering opportunities.

The foregoing goals and objectives were generally weighted as follows: 50% for contributions relating to the development of our SNS01-T assets; 25% to contributions relating to finance objectives; and 25% to contributions relating to corporate development. However, the specific weighting varied from executive officer to executive officer, in order to reflect that officer's specific duties and responsibilities.

The Committee established the following individual performance goals and objectives for Fiscal 2012 our Chief Executive Officer, Dr. Browne:

management of clinical trials, initiation of new clinical trials for our SNS01-T assets;
raising capital through financings and maintaining NYSES MKT compliance; and
expanding the product portfolio and integrating business acquisitions.

The Committee, working with our Chief Executive Officer, identified individual performance goals and objectives for Fiscal 2012 for Messrs. Brooks and Dondero and Dr. Thompson. Mr. Brooks's goals and objectives primarily include raising capital through financings, regaining and maintaining NYSE MKT compliance and increasing Senesco's trading volume. Mr. Dondero's goals and objectives primarily include management of Senesco's clinical trials, initiation of new clinical trials for our SNS01-T assets and expanding our product portfolio. Dr. Thompson's goals primarily include demonstrating the pre-clinical effects of SNS01-T in combination with certain approved therapeutic products and developing an improved SNS01-T formulation.

In September 2011, the Committee awarded options to purchase shares of our common stock to our named executive officers which vest on the basis of a two-step process. First, option shares vest based on the company's overall performance and the executive officer's individual performance based on the pre-established individual performance metrics. Second, the number of shares that were earned based on corporate and individual performance vest on the basis of the executive officer's continued service as follows: 25% of the option shares vest on the first anniversary of the option grant date, and the balance of the option shares vest in a series of thirty-six successive equal monthly installments, subject to the executive officer's continued service through each applicable vesting date.

The options were granted on September 30, 2011, two days after the filing of our annual report on Form 10-K for the year ended June 30, 2011, and have an exercise price of $0.23 per share, which is equal to the closing price of the common stock on the date of grant.

In October 2012, the Committee evaluated our performance against the Fiscal 2012 goals and objectives and each executive officer's individual performance based on the pre-established individual performance metrics. Based on the Committee's determination, a percentage of the options granted in September 2011 were forfeited as follows:

Name	**Initial Grant**	**Performance Adjustment Percentage**	**Options Retained**	**Options Forfeited**
Leslie J. Browne, Ph.D.	819,000	45%	368,550	450,450
Joel Brooks	468,000	40%	187,200	280,800
Richard Dondero	468,000	40%	187,200	280,800
John E. Thompson, Ph.D.	468,000	70%	327,600	140,400

The retained option shares will continue to vest pursuant to the service-based vesting schedule set forth above.

Equity Incentive Plan for Fiscal 2013 – The Committee awarded stock option grants to each executive officer that vest on the basis of individual and company performance and on each executive officer's continued service. For the portion of the award that is to vest on the basis of our performance, the Committee, in coordination with our Chief Executive Officer, established goals and objectives for Fiscal 2013 based on the following:

- Contributions relating to the development of our SNS01-T assets:
    - Maintain schedule to complete multiple myeloma study in the second half of fiscal 2013;
    - Plan a clinical study for SNS01-T in B cell cancers in addition to multiple myeloma;
    - Validate preclinical candidate for approval for IND preparation; and
    - Develop an improved SNS01-T formulation;

- Contributions relating to finance objectives:
    - Improve the capital resources of the company through a financing transaction; and
    - Regain and maintain NYSE MKT compliance;

- Contributions relating to corporate development:
    - Expand product portfolio; and
    - Integrate business acquisitions.

The foregoing goals and objectives were generally weighted as follows: 50% for contributions relating to the development of our SNS01-T assets; 25% to contributions relating to finance objectives; and 25% to contributions relating to corporate development. However, the specific weighting varied from executive officer to executive officer, in order to reflect that officer's specific duties and responsibilities.

The Committee established the following individual performance goals for Dr. Browne: adding value to the Company's current assets, maintaining the Company's financial runway, building value in the Company through business development and building the Company's internal capabilities. The Committee, working with our Chief Executive Officer, identified individual performance goals and objectives for Fiscal 2013 for Messrs. Brooks and Dondero and Dr. Thompson. Mr. Brooks's goals and objectives primarily include raising capital through financings, regaining and maintaining NYSE MKT compliance and increasing Senesco's trading volume. Mr. Dondero's goals and objectives primarily include management of Senesco's clinical trials, initiation of new clinical trials for our SNS01-T assets and expanding our product portfolio. Dr. Thompson's goals primarily include demonstrating the pre-clinical effects of SNS01-T in combination with certain approved therapeutic products and developing an improved SNS01-T formulation.

In October 2012, the Committee awarded options to purchase shares of our common stock to our named executive officers which vest on the basis of a two-step process. First, option shares vest based on the company's overall performance and the executive officer's individual performance based on the pre-established individual performance metrics. Second, the number of shares that were earned based on corporate and individual performance vest on the basis of the executive officer's continued service as follows: 25% of the option shares vest on the first anniversary of the option grant date, and the balance of the option shares vest in a series of thirty-six successive equal monthly installments, subject to the executive officer's continued service through each applicable vesting date.

The following options were granted on November 16, 2012, two days after the filing of our annual report on Form 10-K for the year ended June 30, 2012, and have an exercise price of $0.165 per share, which is equal to the closing price of the common stock on the date of grant:

Leslie J. Browne, Ph.D.	1,365,000
Joel Brooks	780,000
Richard Dondero	780,000
John E. Thompson, Ph.D.	780,000

Market Timing of Equity Awards

The Compensation Committee does not engage in any market timing of the equity awards made to the executive officers or other award recipients, and accordingly, there is no established practice of timing our awards in advance of the release of favorable financial results or adjusting the award date in connection with the release of unfavorable financial developments affecting our business. In general, we will attempt, when possible, to make equity awards to our executive officers and directors promptly after the release of our financial results.

Clawback Policy

Our current "clawback" policy provides for recoupment of incentive compensation paid to any executive as required by the provisions of the Sarbanes-Oxley Act of 2002 or the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Analysis of Risk Associated with our Compensation Plans

We do not believe that the performance-based nature of the executive compensation program encourages excessive risk-taking by our executive officers that would threaten our economic viability. In Fiscal 2012 the Compensation Committee's performance milestones under the stock option grants for certain clinical objectives were focused on the achievement of specific milestones, rather than a successful outcome. The Compensation Committee believes that this strategy protects against the potential of short-term incentives to encourage excessive risk taking. In addition, long-term equity awards tied to the value of our common stock represent a significant component of an executive officer's total direct compensation, as evidenced by the compensation breakdown contained in the Summary Compensation Table that follows. Those awards promote a commonality of interest between the executive officers and our stockholders in sustaining and increasing stockholder value. Because the equity awards are typically made on an annual basis to the executive officers, those officers always have unvested awards outstanding that could decrease significantly in value if our business is not managed to achieve its long term goals. Accordingly the overall compensation structure is not overly-weighted toward short-term incentives, and we have taken what we believe are reasonable steps to protect against the potential of disproportionately large short-term incentives that might encourage excessive risk taking.

Executive Benefits and Perquisites

We do not offer a defined benefit pension plan, deferred compensation plan or supplemental executive retirement plan. Instead, we provide our executive officers with the opportunity to accumulate retirement income primarily through equity awards that increase in value as stockholder value is created and sustained.

The remaining elements of our executive compensation program, like our broader employee compensation programs, are intended to make our overall compensation program competitive with those of our peer companies, keeping in mind the constraints imposed by our reliance on the capital markets as the primary source of our cash needs. With the exception of the severance Policy described below, all of the remaining elements of our executive compensation program (401(k) Plan, Medical, Dental, and Vision Plans, Life and Disability Insurance) are available to all Company employees. We do not generally provide any additional benefits and perquisites.

Executive Compensation Agreements

None of our named executive officers have a current employment agreement with us. However, based on the advice of J. Richard on October 9, 2012, our board of directors approved a Retention Policy for officers of the Company (the "Policy"). Pursuant to the terms and provisions of the Policy, in the event that an officer is terminated without cause or resigns for good reason in connection with a change of control transaction, such officer will become entitled to receive the following payments and benefits, subject to his or her execution of a release of claims against us:

(i) A lump sum cash payment in an amount equal to the sum of (A) the officer's target bonus for the calendar year in which the officer's termination occurs, plus (B) a multiple of the officer's annual base salary, based on the officer's position with us as follows: CEO, 2x base salary; CFO, 1.5x base salary; VP R&D, 1.5x base salary; VP Clinical, 1.5x base salary; all other officers, 1x base salary;

(ii) Reimbursement of the officer's cost to continue health care coverage for the following period: CEO, 2 years; CFO, 1.5 years; VP R&D, 1.5 years; VP Clinical, 1.5 years; all other officers, 1 year; and

(iii) each of the officer's outstanding equity awards shall become fully vested and to the extent applicable, exercisable, and each such option outstanding following the effective date of the change in Control shall remain exercisable until the expiration of the maximum option term.

Notwithstanding the foregoing, if the aggregate compensation set forth in clauses (i) and (ii) above to be paid to all officers exceeds 10% of the value of the transaction, then the board of directors shall have the discretion to reduce such compensation pro-rata to the extent the Board determines is necessary or advisable in order to consummate the change of control transaction.

The Policy also provides our Board with discretion to grant a termination package in the event an officer is terminated without cause or resigns for good reason in the absence of a change in control.

The Compensation Committee believes that the severance benefits under the Policy provide financial protection against the potential loss of employment in designated circumstances and will allow our executive officers to focus attention on changes that are in the best interests of the stockholders, without undue concern as to each officer's own financial situation. The Compensation Committee also believes the accelerated vesting of equity awards is justified because those awards are designed to serve as the primary vehicle for the executives to accumulate financial resources for retirement. Finally, given the time periods and risks involved in pharmaceutical development, the Compensation Committee believes that the extended exercise period is an appropriate way to provide the officers with an opportunity to realize financial gains from decisions made during his or her tenure as an officer. J. Richard advised the Compensation Committee that the Policy is within the competitive range of comparable executive officer severance packages at other companies in the comparator group.

IRC Section 162(m) compliance

As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as us are not allowed a federal income tax deduction for compensation, paid to the Chief Executive Officer and the three other highest paid executive officers, to the extent that such compensation exceeds $1 million per officer in any one year and does not otherwise qualify as performance-based compensation. Currently, our stock option compensation packages are structured so that compensation deemed paid to an executive officer in connection with the exercise of a stock option should qualify as performance-based compensation that is not subject to the $1 million limitation. However, our equity incentive plan enables us to award other types of equity awards which may or may not so qualify. In establishing the cash and equity incentive compensation programs for the executive officers, it is the Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to our financial performance and RSU awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Committee's belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to our financial success, even if part of that compensation may not be deductible by reason of the Section 162(m) limitation.

It is important to note that as of June 30, 2012, the Company had net operating loss carryforwards for federal income tax purposes of approximately $45,451,000 that will expire between 2019 and 2032. These loss carryforwards would defer the impact of any deductions that the Company might lose under Section 162(m) for one or more of those carryforward years.

For Fiscal 2012, none of our executive officer's compensation reached the $1 million limitation.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation, Discussion and Analysis with management, and based on this review and these discussions, the Compensation Committee recommended to the board that the Compensation, Discussion and Analysis be included in Senesco's Annual Report on Form 10-K/A.

This report is submitted on behalf of the
Compensation Committee
David Rector, Chairman
John N. Braca

Summary Compensation Table

The following table sets forth information concerning compensation for services rendered in all capacities during the fiscal years ended June 30, 2012, June 30, 2011 and June 30, 2010 awarded to, earned by or paid to: (i) our Chief Executive Officer; (ii) our Chief Financial Officer; and (iii) each of our two other executive officers whose total compensation for Fiscal 2012 was in excess of $100,000, collectively referred to herein as the named executive officers. No other executive officers who would have otherwise been includable in such table on the basis of total compensation for Fiscal 2012 have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position (a)	Year (1) (b)	Salary ($)(2) (c)	Bonus ($)(3) (d)	Stock Awards ($) (4) (e)	Option Awards ($) (5) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (6) (i)	Total ($) (j)
Leslie J. Browne, Ph.D. (7)	2012	$ 266,322	-	-	$ 151,515	-	-	$ 9,800	$ 427,637
(President and Chief Executive Officer)	2011	$ 250,468	-	-	$ 154,425	-	-	-	$ 404,893
	2010	$ 27,885	-	-	$ 440,000	-	-	-	$ 467,885
Joel Brooks	2012	$ 172,682	-	-	$ 86,580	-	-	-	$ 259,262
(Chief Financial Officer , Secretary and Treasurer)	2011	$ 165,976	-	$ 2,600	$ 90,525	-	-	-	$ 259,101
	2010	$ 163,306	$15,000	-	$ 66,000	-	-	-	$ 244,306
Richard Dondero	2012	$ 155,775	-	-	$ 86,580	-	-	-	$ 242,355
(Vice-President of Research)	2011	$ 148,827	-	-	$ 90,525	-	-	-	$ 239,352
	2010	$ 146,677	$15,000	-	$ 66,000	-	-	-	$ 227,677
John E. Thompson Ph.D.	2012	$ 67,500	-	-	$ 86,580	-	-	-	$ 154,080
(Executive Vice-President and Chief Scientific Officer)	2011	$ 65,000	-	-	$ 90,525	-	-	-	$ 155,525
	2010	$ 65,000	-	-	-	-	-	-	$ 65,000

(1) Senesco's fiscal year ends on June 30.

(2) The dollar amount shown includes amounts deferred in connection with our 401(k) plan, a qualified plan under Section 401(k) of the Internal Revenue Code.

(3) The bonus earned for the fiscal year ended June 30, 2010 was declared and paid in October 2010.

(4) The dollar amounts shown are the grant date fair value of restricted stock units awarded to each named executive officer in each year. The fair values of the restricted stock units awarded were calculated based on the fair market value of the underlying shares of common stock on the respective grant dates in accordance with FASB ASC Topic 718 and were not adjusted to take into account any estimated forfeitures. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 10 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our 2012 Form 10-K.

(5) The dollar amounts shown are the grant date fair value of stock options granted to each named executive officer, in accordance with FASB ASC Topic 718 based on the probable outcome of the attainment of one or more pre-established performance objectives. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 10 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our 2012 Form 10-K.

In October 2012, the Committee determined that the performance metrics had not been fully met and a percentage of the options granted in 2012 were forfeited as follows: Leslie J. Browne, Ph.D.; 55%; Joel Brooks and Richard Dondero, 60%; John E. Thompson, Ph.D., 30%. The grant date fair values used to calculate compensation costs were not adjusted to take into account the effect of the forfeitures.

(6) Represents a company contribution to the 401(k) plan.

(7) Dr. Browne was appointed President and Chief Executive Officer on May 25, 2010.

Grants of Plan-Based Awards

The following Grants of Plan Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to our named executive officers during the fiscal year ended June 30, 2012.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Under-lying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Equity Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)(1)	(#)	(#)	($/Sh)	($)(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	
Leslie J. Browne, Ph.D.	9/30/2011	-	-	-	-	-	819,000	-	-	$0.23	$151,515
John E. Thompson, Ph.D.	9/30/2011	-	-	-	-	-	468,000	-	-	$0.23	$ 86,580
Joel P. Brooks	9/30/2011	-	-	-	-	-	468,000	-	-	$0.23	$ 86,580
Richard Dondero	9/30/2011	-	-	-	-	-	468,000	-	-	$0.23	$ 86,580

---

(1) Represents a stock option grant that vests on the basis of corporate and individual performance, and the executive officer's continued service, as described below. In October 2012, based on Company performance and the executive officer's individual performance against the pre-established goals, a number of option shares were forfeited by each executive officer. The actual number of option shares outstanding for each executive officer following the performance adjustment is as follows: Leslie J. Browne, Ph.D., 368,550, Joel Brooks and Richard Dondero, 187,200; John E. Thompson, 327,600.

(2) The dollar amounts shown are the grant date fair value of stock options granted to each named executive officer, in accordance with FASB ASC Topic 718 based on the probable outcome of the attainment of one or more pre-established performance objectives. For a discussion of valuation assumptions used in the calculations, see Notes 2 and 10 of Notes to Consolidated Financial Statements included in Part II, Item 8 of our 2012 Form 10-K. The reported grant date fair values were not adjusted to take into account any estimated forfeitures. The grant date fair values used to calculate such compensation costs were not adjusted to take into account the effect of the actual forfeitures, which occurred in October 2012.

In September 2011 the Compensation Committee granted options to our executive officers that vest on the basis of a two-step process. First, option shares vest based on the company's overall performance and the executive officer's individual performance based on the pre-established individual performance metrics. For a discussion of these goals and objectives, please see the Equity Incentive Awards section of our Compensation Discussion and Analysis. Second, the number of shares that were earned based on corporate and individual performance vest on the basis of the executive officer's continued service as follows: 25% of the option shares vest on the first anniversary of the option grant date, and the balance of the option shares vest in a series of thirty-six successive equal monthly installments, subject to the executive officer's continued service through each applicable vesting date.

In October 2012, the Committee evaluated our performance against the Fiscal 2012 goals and objectives and each executive officer's individual performance based on the pre-established individual performance metrics. Based on the Committee's determination, a percentage of the options granted in September 2011 were forfeited as follows:

Name	Initial Grant	Performance Adjustment Percentage	Options Retained	Options Forfeited
Leslie J. Browne, Ph.D.	819,000	45%	368,550	450,450
Joel Brooks	468,000	40%	187,200	280,800
Richard Dondero	468,000	40%	187,200	280,800
John E. Thompson, Ph.D.	468,000	70%	327,600	140,400

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers which are outstanding as of June 30, 2012.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexer-cisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Leslie J. Browne, Ph.D.	-	-	819,000 (1)(3)	$0.23	09/30/2021	-	-	-	-
	286,978	-	438,022 (1)	$0.26	11/17/2020	-	-	-	-
	520,833	-	479,167 (1)	$0.55	05/25/2020	-	-	-	-
Joel P. Brooks	-	-	468,000 (1)(3)	$0.23	9/30/2021	-	-	-	-
	168,228	-	256,772 (1)	$0.26	11/17/2020	-	-	-	-
	240,000	60,000 (2)	-	$0.29	02/19/2020	-	-	-	-
	12,500	-	-	$1.65	10/09/2012	-	-	-	-
	20,000	-	-	$2.16	06/19/2013	-	-	-	-
	15,000	-	-	$3.15	12/16/2013	-	-	-	-
	20,000	-	-	$3.45	12/16/2014	-	-	-	-
	25,000	-	-	$1.40	12/14/2015	-	-	-	-
	25,000	-	-	$1.08	12/14/2016	-	-	-	-
Richard Dondero	-	-	468,000 (1)(3)	$0.23	09/30/2021	-	-	-	-
	168,228	-	256,772 (1)	$0.26	11/17/2020	-	-	-	-
	240,000	60,000 (2)	-	$0.29	02/19/2020	-	-	-	-
	10,000	-	-	$3.45	12/16/2014	-	-	-	-
	25,000	-	-	$1.40	12/14/2015	-	-	-	-
	25,000	-	-	$1.08	12/14/2016	-	-	-	-
	71,924	-	-	$0.99	12/13/2017	-	-	-	-
	60,000	-	-	$0.99	12/13/2017	-	-	-	-
	76,000	-	-	$0.60	11/19/2018	-	-	-	-
John E. Thompson Ph.D.	-	-	468,000 (1)(3)	$0.23	09/30/2021	-	-	-	-
	168,228	-	256,772 (1)	$0.26	11/17/2020	-	-	-	-
	20,000	-	-	$2.35	01/07/2013	-	-	-	-
	20,000	-	-	$3.15	12/16/2013	-	-	-	-
	55,000	-	-	$3.45	12/16/2014	-	-	-	-
	20,000	-	-	$1.40	12/14/2015	-	-	-	-
	25,000	-	-	$1.08	12/14/2016	-	-	-	-
	52,676	-	-	$0.99	12/13/2017	-	-	-	-
	50,000	-	-	$0.99	12/13/2017	-	-	-	-
	48,000	-	-	$0.60	11/19/2018	-	-	-	-

(1) One-quarter of such options will vest on the first anniversary of the date of grant with one-thirty-sixth of the balance vesting each month thereafter.

(2) Options will vest on June 30, 2013.

(3) Such amounts consist of performance based options which vest upon the achievement of certain milestones under our long-term incentive plan, as well as the executive officer's continued service. In October 2012, the Committee determined that the performance metrics had not been fully met. Therefore, a percentage of the options granted in 2012 were forfeited as follows:

	Original Grant	Percentage Forfeited	Options Forfeited	Options Retained
Leslie J. Browne, Ph.D.	819,000	55%	450,450	368,550
Joel Brooks	468,000	60%	280,800	187,200
Richard Dondero	468,000	60%	280,800	187,200
John E. Thompson, Ph.D.	468,000	30%	140,400	327,600

The equity awards outstanding as of June 30, 2012 were not adjusted to take into account the effect of the forfeitures.

Options Exercised and Stock Vested

The table below shows option exercise and stock award vesting activity for our named executive officers during the year ended June 30, 2012.

	Option Awards		**Stock Awards**	
	Number of Shares		**Number of Shares**	
Name (a)	**Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($) (c)**	**Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($)(1) (e)**
Leslie J. Browne, Ph.D.	--	--	536,975	$ 20,162
Joel P. Brooks	--	--	228,228	$ 49,699
Richard Dondero	--	--	228,228	$ 49,699
John E. Thompson, Ph.D.	--	--	168,228	$ 37,099

(1) Such amounts in this column were calculated by multiplying the number in column (d) by the closing price of our common stock on the applicable vesting date.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

None of our named executive officers have a current employment agreement with us. However, on October 9, 2012, our board of directors approved a Retention Policy for officers (the "Policy) that provides for the payment of severance benefits in the event that an officer is terminated without cause or resigns for good reason in connection with a change of control transaction, as follows:

(i) A lump sum cash payment in an amount equal to the sum of (A) the officer's target bonus for the calendar year in which the officer's termination occurs, plus (B) a multiple of the officer's annual base salary, based on the officer's position as follows: CEO, 2x base salary; CFO, 1.5x base salary; VP R&D, 1.5x base salary; VP Clinical, 1.5x base salary; all other officers, 1x base salary;

(ii) Reimbursement of the officer's cost to continue health care coverage for the following period: CEO, 2 years; CFO, 1.5 years; VP R&D, 1.5 years; VP Clinical, 1.5 years; all other officers, 1 year; and

(iii) Each of the officer's outstanding equity awards shall become fully vested and to the extent applicable, exercisable, as of the effective date of the officer's termination without cause or resignation for good reason and each such option outstanding following the effective date of the change in control shall remain exercisable until the expiration of the maximum option term.

Notwithstanding the foregoing, if the aggregate compensation set forth in clauses (i) and (ii) above to be paid to all officers exceeds 10% of the value of the transaction, then the Board shall have the discretion to reduce such compensation pro-rata to the extent the Board determines is necessary or advisable in order to consummate the change of control transaction.

The Policy also provides our Board with discretion to grant a termination package in the event an officer is terminated without cause or resigns for good reason in the absence of a change in control.

Equity Compensation Plans

The following table reflects information relating to equity compensation plans as of June 30, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Stock Option plans approved by security holders	15,647,742[(1)]	$0.50	11,588,876[(2)]
Equity compensation plans not approved by security holders	--	--	--
Total......................................	15,647,742[(1)]	$0.50	11,588,876[(2)]

(1) Issued pursuant to our 1998 Stock Plan and 2008 Stock Plan.

(2) Available for future issuance pursuant to our 2008 Stock Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our common stock is the only class of stock entitled to vote at the Meeting. Only our stockholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. As of the Record Date, there were 212 holders of record of our common stock, and we had outstanding 146,975,283 shares of our common stock and each outstanding share is entitled to one (1) vote at the Meeting. The following table sets forth certain information, as of the Record Date, with respect to holdings of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of our common stock outstanding as of such date; (ii) each of our directors, which includes all nominees, and our named executive officers; and (iii) all of our directors and our current executive officers as a group.

Name and Address of Beneficial Owner [1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class[3]
(i) Certain Beneficial Owners:		
Paul E. Klaver 134 Columbia Street W Unit 18 Waterloo, Ontario N2L 3K8	[illegible]	[illegible]
Partlet Holdings Ltd. International House, 1st Floor 41, The Parade St. Helier, JERSEY, Channel Islands	7,961,309[5]	5.2%
Denville Dover Fund LLC 4 South Orange Avenue South Orange, NJ 07079	7,500,000[6]	5.1%
(ii) Directors (which includes all nominees), Named Executive Officers and Chief Executive Officer:		
Harlan W. Waksal, M.D.	5,501,714[7]	3.7%
John N. Braca	1,439,391[8]	1.0%
Jack Van Hulst	1,208,661[9]	*
Christopher Forbes	18,475,177[10]	12.1%
Warren J. Isabelle	512,328[11]	*
Thomas C. Quick	1,945,297[12]	1.3%
David Rector	1,616,824[13]	1.1%
Rudolf Stalder	2,762,273[14]	1.9%
John E. Thompson, Ph.D.	1,242,692[15]	*
Joel P. Brooks	772,495[16]	*
Richard Dondero	884,544[17]	*
Leslie J. Browne, Ph.D.	1,389,245 [18]	1.0%
(iii) All Directors and current executive officers as a group (12 persons)	37,850,641[19]	22.8%

* Less than 1%

(1) Unless otherwise provided, all addresses should be care of Senesco Technologies, Inc., 721 Route 202/206, Suite 130, Bridgewater, New Jersey 08807.

(2) Except as otherwise indicated, all shares of common stock are beneficially owned and sole investment

and voting power is held by the persons named.

(3) Applicable percentage of ownership is based on 146,975,283, shares of our common stock outstanding as of February 12, 2013, plus any common stock equivalents and options or warrants held by such holder which are presently or will become exercisable within sixty (60) days after February 12, 2013.

(4) Excludes 7,500,000 warrants which become exercisable after sixty (60) days from February 12, 2013.

(5) Includes 3,618,056 shares of common stock issuable pursuant to presently exercisable warrants.

(6) Includes 4,423,077 shares of common stock issuable pursuant to presently exercisable warrants. Also includes 2,000,000 shares of common stock issuable pursuant to the conversion of convertible preferred stock at a conversion rate of $0.10.

(7) Includes 2,695,964 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 418,332 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(8) Includes 1,301,427 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 147,000 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(9) Includes 1,168,593 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 125,824 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(10) Includes 5,717,859 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 126,000 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(11) Includes 410,564 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 105,000 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(12) Represents 675,173 shares of common stock and 101,175 shares of common stock issuable pursuant to warrants issued to Thomas C. Quick Charitable Foundation, of which Mr. Quick is the sole trustee. Represents 139,734 shares of common stock and 1,029,215 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after February 12, 2013 issued to Thomas C. Quick. Excludes 105,000 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(13) Includes 1,264,039 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 147,000 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(14) Includes 1,708,335 shares of common stock issuable pursuant to presently exercisable warrants and options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 292,500 shares of common issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(15) Represents 572,000 shares of common stock held by 2091794 Ontario Ltd., of which Dr. Thompson is the sole owner, and 670,692 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after February 12, 2013 issued to John E. Thompson, Ph.D. Excludes 1,132,584 shares of common issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(16) Includes 721,620 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 1,075,580 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(17) Includes 884,544 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 1,075,580 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(18) Includes 1,370,245 shares of common stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after February 12, 2013. Excludes 2,085,305 shares of common stock issuable pursuant to options which become exercisable after sixty (60) days from February 12, 2013.

(19) See Notes 6 through 18.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Contractual Relationships

Service Agreements

Christopher Forbes, our director, is Vice Chairman of Forbes Media LLC, Vice Chairman of Forbes Family Holdings, Inc. and Vice President of Forbes Management Co., Inc. Mr. Forbes was also Vice Chairman of Forbes Inc. Forbes, Inc. and Forbes Management Company, Inc. have provided and will continue to provide us with introductions to strategic alliance partners and, from time to time, use of its office space. In recognition of these services, during Fiscal 2011, we granted to Forbes, Inc. a warrant to purchase shares of our common stock, and during Fiscal 2012, we granted to Forbes Management Company, Inc. an option to purchase shares of our common stock. The awards to the Forbes entities are described in the table below.

Date of Grant	# of Warrant / Option Shares	Exercise Price	Value of Services on Date of Grant	# of Warrant Shares Vested
November 17, 2010	5,000	$0.26	$ 1,300	3,334
September 30, 2011	10,000	$0.23	$ 1,780	6,666

The exercise price of the warrant granted to Forbes, Inc. and option granted to Forbes Management Company, Inc. represented the fair market value of our common stock on the respective dates of grant.

Research and Development Agreements

Effective September 1, 1998, we entered into a three-year research and development agreement, which has been extended for successive periods through August 31, 2013, with John E. Thompson, Ph.D. and the University of Waterloo in Waterloo, Ontario, Canada, referred to as the University. Dr. Thompson is our director and officer and beneficially owns approximately 0.9% of our common stock. Dr. Thompson is the Associate Vice President, Research and former Dean of Science of the University. Dr. Thompson and the University will provide research and development under our direction. Research and development expenses under this agreement for the years ended June 30, 2012 and 2011 aggregated US $573,368 and US $622,872, respectively. Effective September 1, 2012, we, Dr. Thompson and the University extended the agreement for an additional one-year period through August 31, 2013 in the amount of CAN $611,500. As of August 31, 2012, such amount represented approximately US $612,000.

Consulting Agreement

Effective May 1, 1999, we entered into a three-year consulting agreement, which has been extended for successive periods through June 30, 2013, for research and development with Dr. Thompson. This agreement provided for monthly payments of $3,000 through June 2004. However, effective January 1, 2003, 2006, 2007 and 2011, the agreement was amended to increase the monthly payments from $3,000 to $5,000, from $5,000 to $5,200, from $5,200 to $5,417, and from $5,417 to $5,625, respectively.

Debt / Equity Transactions

Line of Credit

On February 17, 2010, we entered into a credit agreement with JMP Securities LLC. The agreement provides us with, subject to certain restrictions, including the existence of suitable collateral, up to a $3.0 million line of credit upon which we may draw at any time (the "Line of Credit"). Any draws upon the Line of Credit accrue at a monthly interest rate of the broker rate in effect at the interest date (which was 3.75% at June 30, 2012), plus 2.0%. There are no other conditions or fees associated with the Line of Credit. The Line of Credit is not secured by any of our assets, but it is secured by certain assets of a member of our board of directors, Harlan W. Waksal, M.D., which security interest is currently held by JMP Securities. The balance outstanding as of June 30, 2012 was $2,199,108.

January 2012 Transaction with Christopher Forbes and Harlan W. Waksal, M.D.

On January 6, 2012, in connection with a public placement of our common stock, we entered into securities purchase agreements with, among others, certain of our directors, Christopher Forbes and Harlan Waksal, pursuant to which such directors purchased an aggregate of 1,153,846 shares of our common stock at a purchase price of $0.26 per share, for an approximate aggregate value of $300,000.

Conversion of Preferred Stock

On August 8, 2012, in connection with a warrant exchange, certain of our directors, Christopher Forbes and Harlan Waksal, converted their 1,200 shares of Series B preferred stock into 4,615,385 shares of our common stock, as determined pursuant to the terms set forth in the Certificate of Designation of Preferences, Rights and Limitations of 10% Series B Convertible Preferred Stock. The aggregate value of such shares of common stock was approximately $1,292,308 on the date of conversion based upon the closing price of $0.28 per share on August 8, 2012. Such conversions were not made pursuant to warrant exchange agreements and therefore such directors did not receive any additional Common Stock. Following this conversion, no shares of Series B Preferred Stock remain outstanding.

Review and Approval of Related Person Transactions

Our Audit Committee Charter requires that our Audit Committee review and approve or ratify transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members, also referred to herein as a related person. The policy and procedures cover any transaction involving a related person, also referred to herein as a related person transaction, in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

A related person transaction will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. In considering related person transactions, the Audit Committee will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

PROPOSAL 2

APPROVAL OF AMENDMENT TO SENESCO'S CERTIFICATE OF INCORPORATION TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Overview and Reasons for Amendment

Stockholders are being asked to approve an amendment to our Amended and Restated Certificate of Incorporation, as amended to date, referred to herein as our Certificate of Incorporation, to increase the number of authorized shares of our common stock from 350,000,000 to 500,000,000. On February 12, 2013, our board adopted resolutions approving and authorizing the amendment and directing that the amendment be submitted to a vote of the stockholders at the meeting.

The board determined that the amendment is in the best interests of Senesco and its stockholders and unanimously recommends approval by the stockholders. If the proposed amendment is approved by the stockholders, the board currently intends to file, with the Secretary of State of the State of Delaware, a Certificate of Amendment to the Certificate of Incorporation, referred to herein as the Certificate of Amendment, reflecting such amendment as soon as practicable following stockholder approval. The following summary is qualified in its entirety by reference to the Certificate of Incorporation. Attached hereto as *Appendix A* to this proxy statement is the proposed Certificate of Amendment.

Our board has proposed this increase in authorized shares of common stock to ensure that we have sufficient shares of common stock available for general corporate purposes including, without limitation, to reserve sufficient shares available underlying the securities issued in the financings, or to complete equity financings or acquisitions, establish strategic relationships with corporate and other partners, provide equity incentives to employees, and pay of stock dividends, stock splits or other recapitalizations. As disclosed in our public filings, we are also exploring additional financing opportunities and will likely issue such equity when an opportunity presents itself. Currently, we do not have any specific plans, arrangements, undertakings or agreements to issue shares in connection with the foregoing prospective activities.

Our Certificate of Incorporation currently authorizes the issuance of up to 350,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.01 per share, referred to herein as the preferred stock. As of close of business on the Record Date, there were 995 shares of preferred stock currently issued and outstanding. The proposed amendment will not, if adopted, result in an increase in the number of authorized shares of preferred stock.

Of the 350,000,000 shares of common stock currently authorized, as of the close of business on the Record Date, there were 146,975,283 shares of common stock issued and outstanding. Furthermore, we have reserved for future issuance:

a. 1,989,100 shares of common stock upon the exercise of outstanding options granted under the 1998 Stock Plan;

b. 26,081,023 shares of common stock upon the exercise of options, of which 19,059,902 have been granted and 7,021,121 may be granted in the future, under the 2008 Incentive Compensation Plan;

c. 61,882,277 shares of common stock upon the exercise of warrants issued and outstanding;

d. 9,950,000 shares of common stock upon conversion, at the current conversion price of $0.10, of the convertible preferred stock issued pursuant to a previously disclosed financing;

e. 8,975,223 shares of common stock which may be issued upon conversion, if the conversion rate is either adjusted in connection with the anti-dilution feature of the convertible preferred stock issued pursuant to a previously disclosed financing; and

f. an estimated 222,098 shares of common stock, which may be issued as dividend shares pursuant to a previously disclosed financing.

If the proposed amendment is approved, then after the meeting, there will still be 146,975,283 shares of common stock issued and outstanding.

Reason For Request For Stockholder Approval

In accordance with Delaware law, approval and adoption of an amendment to our Certificate of Incorporation to increase the authorized shares of our common stock and preferred stock requires stockholder approval.

Consequences if Stockholders Approve this Proposal

Dilution. As is the case with the current authorized but unissued shares of common stock, the additional shares of common stock authorized by this proposed amendment could be issued upon approval by our board without further vote of our stockholders except as may be required in particular cases by our Certificate of Incorporation, applicable law, or regulatory agencies. Under our Certificate of Incorporation, stockholders do not have preemptive rights to subscribe to additional securities that may be issued by Senesco, which means that current stockholders do not have a prior right to purchase any new issue of common stock in order to maintain their proportionate ownership interest in Senesco. However, the preferred stockholders do have preemptive rights in the event of a future equity issuance. In addition, if we issue additional shares of common stock or securities convertible into or exercisable for common stock, such issuance would have a dilutive effect on the voting power and could have a dilutive effect on the earnings per share of Senesco's currently outstanding shares of common stock.

The following table sets forth the total number of: (1) authorized shares of our common stock, (2) outstanding shares of our common stock, (3) reserved shares of our common stock, (4) shares of our common stock available for issuance, (5) proposed shares authorized by this Proposal 2 and (6) common stock available for issuance if this Proposal 2 is approved by the stockholders.

Currently Authorized Shares (1)	Currently Outstanding Shares	Shares Currently Reserved for Issuance	Shares Currently Available for Issuance	Proposed Authorized Shares (2)	Shares Potentially Available for Issuance(3)
350,000,000	146,975,283	109,099,721	93,924,996	500,000,000	243,924,996

(1) As of February 12, 2013.

(2) The number of authorized shares of our common stock, if this Proposal 2 is approved by the stockholders.

(3) The number of shares of our common stock available for issuance, if this Proposal 2 is approved by the stockholders.

Anti-takeover Effects. The proposed Certificate of Amendment could also, under certain circumstances, have an anti-takeover effect. The proposed increase in the number of authorized shares of common stock may discourage or make it more difficult to effect a change in control of Senesco. For example, we could issue additional shares to dilute the voting power of, create voting impediments for, or otherwise frustrate the efforts of persons seeking to take over or gain control of Senesco, whether or not the change in control is favored by a majority of our unaffiliated stockholders. We could also privately place shares of common stock with purchasers who would side with our board in opposing a hostile takeover bid. The board is not aware of any plans for or attempt to take control of Senesco.

No Appraisal Rights

Under Delaware law, stockholders are not entitled to appraisal rights with respect to the actions contemplated by Proposal 2.

Required Vote

The affirmative vote of a majority of the outstanding shares of common stock is required for approval of the proposed amendment. Therefore, abstentions and broker non-votes will have the same effect as votes against this Proposal.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO AMEND SENESCO'S CERTIFICATE OF INCORPORATION TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.

PROPOSAL 3

BOARD AUTHORIZATION TO EFFECT REVERSE STOCK SPLIT

Our Board of Directors is proposing that our stockholders approve a proposal to authorize our Board of Directors to effect a reverse stock split of all outstanding shares of our Common Stock, at any ratio up to 1-for-20; however, please note that prior to July 4, 2013, the timing and ratio of any reverse stock split approved by our Board of Directors will require the prior approval of the purchasers holding a majority in interest of the shares of common stock and warrants to purchase shares of common stock issued by the Company in connection with the Securities Purchase Agreement dated as of January 4, 2013 among the Company and the investors signatory thereto. If this proposal is approved, our Board of Directors would have the authority to effect a reverse stock split at any time before our 2014 annual meeting, subject to the approvals described above. Our Board of Directors believes that approval of a proposal providing the Board of Directors with this generalized grant of authority with respect to setting the split ratio, rather than mere approval of a pre-defined reverse stock split, will give the Board of Directors the flexibility to set the ratio in accordance with current market conditions and therefore allow the Board of Directors to act in the best interests of the Company and our stockholders.

If our stockholders grant the Board of Directors the authority to effect a reverse stock split, we would file a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation, as amended, with the Delaware Secretary of State to effect the proposed reverse stock split, in substantially the form attached to this proxy statement as *Appendix A*, the text of which may be altered for any changes required by the Delaware Secretary of State and changes deemed necessary or advisable by the Board of Directors. Our Board of Directors has approved and declared advisable the proposed Certificate of Amendment. If the proposed reverse stock split is implemented, then the number of issued and outstanding shares of our Common Stock would be reduced.

Purpose of Proposed Reverse Stock Split

The Board of Directors is proposing the reverse stock split in order to attempt to reduce the number of issued and outstanding shares and to increase the per share trading value of our Common Stock. Our Board of Directors believes that the reverse stock split would be beneficial in this regard because it would increase the price of our Common Stock and decrease the number of issued and outstanding shares of our Common Stock.

An increase in the per share trading value of our Common Stock would be beneficial because it would:

- improve the perception of our Common Stock as an investment security;
- reset our stock price to more normalized trading levels in the face of potentially extended market dislocation;
- appeal to a broader range of investors to generate greater investor interest in us; and
- reduce stockholder transaction costs because investors would pay lower commission to trade a fixed dollar amount of our stock if our stock price were higher than they would if our stock price were lower.

An increase in the price of our Common Stock would assist the Company in regaining compliance with the listing standards of a national securities exchange, such as the NYSE MKT. A decrease in the number of issued and outstanding shares of our Common Stock would be beneficial for the Company because by doing so, we will have more shares available for future issuance for financing or strategic purposes. Specifically, as we are required to reserve for future issuance any shares underlying the Series A Preferred Stock, effecting a reverse stock split will reduce the number of issued and outstanding shares, thereby increasing the number of shares available for future issuance upon conversion of the Series A Preferred Stock (as further discussed below).

You should consider that, although our Board of Directors believes that a reverse stock split will in fact increase the price of our Common Stock, in many cases, because of variables outside of a company's control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company's shares of common stock may in fact decline in value after a reverse stock split. You should also keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of our business or a stockholder's proportional ownership in our Company. However, should the overall value of our Common Stock decline after the proposed reverse stock split, then the actual or intrinsic value of the shares of our Common Stock held by you will also proportionately decrease as a result of the overall decline in value.

Potential Effects of the Proposed Reverse Stock Split

The immediate effect of a reverse stock split would be to reduce the number of shares of our Common Stock outstanding and to increase the trading price of our Common Stock. Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, our Board of Directors does not intend for this transaction to be the first step in a "going private transaction" within the meaning of Rule 13e-3 of the Exchange Act.

However, we cannot predict the effect of any reverse stock split upon the market price of our Common Stock over an extended period, and in many cases, the market value of a company's Common Stock following a reverse stock split declines. We cannot assure you that the trading price of our Common Stock after the reverse stock split will rise in inverse proportion to the reduction in the number of shares of our Common Stock outstanding as a result of the reverse stock split. Also, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our Common Stock. The trading price of our Common Stock may change due to a variety of other factors, including our operating results and other factors related to our business and general market conditions.

Examples of Potential Reverse Stock Split at Various Ratios. The table below provides examples of reverse stock splits at various ratios up to 1-for-20:

Shares outstanding at February 12, 2013	Reverse Stock Split Ratio	Shares outstanding after Reverse Stock Split	Reduction in Shares Outstanding
146,975,283	1-for-2	73,487,642	50%
146,975,283	1-for-5	29,395,057	80%
146,975,283	1-for-10	14,697,528	90%
146,975,283	1-for-20	7,348,764	95%

The resulting decrease in the number of shares of our Common Stock outstanding could potentially adversely affect the liquidity of our Common Stock, especially in the case of larger block trades.

Effects on Ownership by Individual Stockholders. If we implement a reverse stock split, the number of shares of our Common Stock held by each stockholder would be reduced by multiplying the number of shares held immediately before the reverse stock split by the appropriate ratio and then rounding down to the nearest whole share. We would pay cash to each stockholder in lieu of any fractional interest in a share to which each stockholder would otherwise be entitled as a result of the reverse stock split, as described in further detail below. The reverse stock split would not affect any stockholder's percentage ownership interest in our Company or proportionate voting power, except to the extent that interests in fractional shares would be paid in cash.

Effect on Restricted Stock Units, Warrants, Series A Convertible Preferred Stock. In addition, we would adjust all outstanding shares of any restricted stock units, warrants and preferred stock entitling the holders to purchase shares of our Common Stock as a result of the reverse stock split, as required by the terms of these securities. In particular, we would reduce the conversion ratio for each instrument, and would increase the exercise price in accordance with the terms of each instrument and based on the 1-for-2, up to 1-for-20 ratio of the reverse stock split (i.e., the number of shares issuable under such securities would decrease by 50%, up to 95%, respectively, and the exercise price per share would be multiplied by 2, up to 20, respectively). However, please note that prior to July 4, 2013, the timing and ratio of any reverse stock split approved by our Board of Directors will require the prior approval of the purchasers holding a majority in interest of the shares of common stock and warrants to purchase shares of common stock issued by the Company in connection with the Securities Purchase Agreement dated as of January 4, 2013 among the Company and the investors signatory thereto. Also, we would reduce the number of shares reserved for issuance under our existing 2008 Incentive Compensation Plan proportionately based on the ratio of the reverse stock split. A reverse stock split would not otherwise affect any of the rights currently accruing to holders of our Common Stock or warrants exercisable for our Common Stock.

Other Effects on Outstanding Shares. If we implement a reverse stock split, the rights pertaining to the outstanding shares of our Common Stock would be unchanged after the reverse stock split. Each share of our Common Stock issued following the reverse stock split would be fully paid and nonassessable.

The reverse stock split would result in some stockholders owning "odd-lots" of less than 100 shares of our Common Stock. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

Our Common Stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934. As a result, we are subject to the periodic reporting and other requirements of the Securities Exchange Act. The proposed reverse stock split would not affect the registration of our Common Stock under the Securities Exchange Act.

Authorized Shares of Stock

The reverse stock split would affect all issued and outstanding shares of Common Stock and outstanding rights to acquire Common Stock. We will not change the number of shares of Common Stock currently authorized. However, upon the effectiveness of the reverse stock split, the number of authorized shares of Common Stock that are not issued or outstanding would increase due to the reduction in the number of shares of Common Stock issued and outstanding as a result of the reverse stock split.

As of February 12, 2013, we had (i) 350,000,000 shares of authorized Common Stock, of which 146,975,283 shares of Common Stock, par value $.01 per share, were issued and outstanding, and (ii) 5,000,000 shares of authorized preferred stock of which 995 shares of Series A Preferred Stock, par value $.01 per share, were issued and outstanding. If we issue additional shares, the ownership interest of holders of Common Stock will be diluted.

We will reserve for issuance any authorized but unissued shares of Common Stock that would be made available as a result of the proposed reverse stock split.

We do not have any plans, arrangements or understandings for the remaining portion of the authorized but unissued shares that will be available following the reverse stock split.

Procedure for Effecting the Proposed Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal, we will file with the Delaware Secretary of State a Certificate of Amendment to our Amended and Restated Certificate of Incorporation, as amended. The reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the Certificate of Amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of Common Stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split.

Upon a reverse stock split, we intend to treat stockholders holding our Common Stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our Common Stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates must exchange those certificates for new certificates and a cash payment in lieu of any fractional shares.

Our transfer agent will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new certificates will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.

Fractional Shares

We would not issue fractional shares in connection with the reverse stock split. Instead, any fractional share resulting from the reverse stock split because the stockholder owns a number of shares not evenly divisible by the ratio would instead receive cash upon surrender to the exchange agent of the certificates and a properly completed and executed letter of transmittal. The cash amount to be paid to each stockholder would be equal to the resulting fractional interest in one share of our Common Stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of our Common Stock on the trading day immediately preceding the effective date of the reverse stock split. We do not anticipate that the aggregate cash amount paid by the Company for fractional interests will be material to the Company.

No Appraisal Rights

No appraisal rights are available under the Delaware General Corporation Law or under our Amended and Restated Certificate of Incorporation, as amended, or by-laws with respect to the reverse stock split. There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally.

Accounting Consequences

The par value of our Common Stock would remain unchanged at $0.01 per share after the reverse stock split. Also, our capital account would remain unchanged, and we do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to holders of our shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this document, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The tax treatment of the reverse stock split to holders may vary depending upon a holder's particular facts and circumstances.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, local or foreign tax consequences applicable to them that could result from the reverse stock split.

Except as described below with respect to cash received in lieu of fractional shares, the receipt of Common Stock in the reverse stock split should not result in any taxable gain or loss to a holder for U.S. federal income tax purposes. The aggregate tax basis of the Common Stock received by a holder as a result of the reverse stock split (including the basis of any fractional share to which a holder is entitled) will be equal to the aggregate basis of the existing Common Stock exchanged for such stock. A holder's holding period for the Common Stock received in the reverse stock split will include the holding period of the Common Stock exchanged therefor.

A holder who receives cash in lieu of a fractional share of Common Stock will be treated as first receiving such fractional share and then receiving cash in redemption of such fractional share. A holder generally will recognize capital gain or loss on such deemed redemption in an amount equal to the difference between the amount of cash received and the adjusted basis of such fractional share.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE PROPOSAL TO AUTHORIZE OUR BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT.

PROPOSAL 4:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

General

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's Stockholders are entitled to vote at the annual meeting to approve the compensation of the Company's named executive officers, commonly known as a "Say on Pay", as disclosed in this proxy statement in accordance with the standards established under Item 402 of Regulation S-K under the Exchange Act. However, the Stockholder vote on executive compensation is an advisory vote only, and it is not binding on the Company or the Company's Board of Directors or the Compensation Committee of the Board.

Although the vote is non-binding, the Company's Board of Directors and the Compensation Committee of the Board value the opinions of the Stockholders and will consider the outcome of the vote when making future compensation decisions affecting the Company's executive officers.

We design our executive compensation program to implement our core objectives of attracting and retaining superior executive talent, motivating and rewarding executives whose knowledge, skills and performance are critical to our business, ensuring executive compensation is aligned with our corporate strategies and business objectives and aligning executives' incentives with the creation of Stockholder value. The key elements of the compensation programs that were in effect during the 2012 fiscal year for the Company's named executive officers are described in detail in the Compensation Discussion and Analysis section of this proxy statement.

Resolution

The Company's Stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the named executive officers as described in this proxy statement:

"Resolved that the Company's Stockholders hereby approve the compensation paid to the Company's executive officers named in the Summary Compensation Table of this proxy statement, as that compensation is disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this proxy statement."

The vote on this resolution is not intended to address any specific element of compensation; rather the vote relates to the compensation of the Company's named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS BELIEVES OUR EXECUTIVE COMPENSATION PROGRAM USES APPROPRIATE STRUCTURES AND SOUND PAY PRACTICES THAT ARE EFFECTIVE IN ACHIEVING OUR CORE OBJECTIVES. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE FOR THE RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT IN ACCORDANCE WITH THE STANDARDS ESTABLISHED UNDER ITEM 402 OF REGULATION S-K UNDER THE EXCHANGE ACT. UNLESS OTHERWISE INSTRUCTED, THE PROXY HOLDERS NAMED IN EACH PROXY WILL VOTE THE SHARES REPRESENTED THEREBY FOR THE APPROVAL OF SUCH RESOLUTION.

PROPOSAL 5:

ADVISORY VOTE AS TO FREQUENCY OF THE ADVISORY STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION

General

Pursuant to Section 14A(a)(2) of the Exchange Act , the Company's Stockholders are also entitled to vote at the annual meeting regarding whether the stockholder vote to approve the compensation of the named executive officers as required by Section 14A(a)(1) of the Exchange Act (and as presented in Proposal 4 of this proxy statement) should occur every year, once every two years or once every three years. Stockholders will also have the option to abstain from voting on the matter. The stockholder vote on the frequency of the say-on-pay vote to approve executive compensation is an advisory vote only, and it is not binding on the Company or the Board of Directors. Such an advisory vote will be provided to the Stockholders every six years.

Although the vote is non-binding, both the Board of Directors and the Compensation Committee value the opinions of the Stockholders and will consider the outcome of the vote when setting the frequency of the stockholder vote on executive compensation.

Stockholders have four choices with respect to the frequency of the stockholder vote for the approval of the compensation of the Company's named executive officers. The four choices are as follows:

- Every year;
- Every two years;
- Every three years; or
- Abstain.

Recommendation of the Board of Directors

The Board of Directors has determined that an advisory stockholder vote on executive compensation once every three years is the best approach for the Company and its Stockholders for a number of reasons, including the following:

- A three-year cycle is in line with the long-term pay-for-performance objectives that the Compensation Committee seeks to attain in structuring executive officer compensation in a manner that focuses on long-term growth and sustained stockholder value rather than short-term results.
- A three-year cycle will provide Stockholders with sufficient time and opportunity to evaluate the effectiveness of the Company's short-term and long-term incentive programs, compensation strategies and pay-for-performance philosophy.
- A three-year cycle will also provide the Board of Directors and the Compensation Committee with sufficient time to thoughtfully evaluate and respond to stockholder input and effectively implement appropriate changes or modifications to the Company's executive compensation programs.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS CHOOSE, ON AN ADVISORY BASIS, A THREE-YEAR FREQUENCY (A VOTE FOR EVERY THREE YEARS) FOR THE ADVISORY STOCKHOLDER VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS. UNLESS OTHERWISE INSTRUCTED, THE PROXY HOLDERS NAMED IN EACH PROXY WILL VOTE THE SHARES REPRESENTED THEREBY FOR EVERY THREE YEARS AS THE FREQUENCY OF THE ADVISORY STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION DESCRIBED IN THIS PROPOSAL 5.

However, the stockholder vote under this Proposal 5 is not to approve the Board's recommendation but is instead a direct advisory vote on the particular frequency at which each stockholder would like the advisory vote on executive officer compensation to be conducted.

PROPOSAL 6

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors intends to, subject to stockholder ratification, retain McGladrey, LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013. Neither the firm nor any of its directors has any direct or indirect financial interest in or any connection with us in any capacity other than as auditors.

Although stockholder ratification of the selection of McGladrey, LLP, is not required by law, our board of directors believes that it is desirable to give our stockholders the opportunity to ratify this selection. If this Proposal is not approved at the Meeting, our board of directors will reconsider the selection of McGladrey, LLP.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF MCGLADREY, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2013.

Principal Accountant Fees and Services

The aggregate fees billed by McGladrey, LLP and RSM McGladrey, Inc. for services performed for the years ended June 30, 2012 and 2011 are as follows:

	2012	2011
Audit Fees	$ 101,118	$ 98,500
Audit Related Fees	4,000	38,500
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 105,118	$ 137,000

AUDIT FEES

The aggregate audit fees for the years ended June 30, 2012 and 2011 were primarily related to the audit of the our annual financial statements and review of those financial statements included in our quarterly reports on Form 10-Q and fees for professional services rendered in connection with documents filed with the Securities and Exchange Commission.

AUDIT RELATED FEES

Audit related fees for the years ended June 30, 2012 and 2011 were primarily incurred in connection with our equity offerings and registration statements.

Pre-Approval Policies and Procedures

In accordance with its charter, the Audit Committee is required to approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services prescribed by law or regulation.

The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the chairman of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by a member of the Audit Committee pursuant to this delegated authority is reported on at the next meeting of the Audit Committee.

Audit Committee Report

The Audit Committee oversees our financial reporting process on behalf of the board. The Audit Committee consists of three members of the board who meet the independence and experience requirements of the NYSE MKT.

On March 11, 2011, we amended and restated our Audit Committee Charter, which was originally adopted on July 26, 1999.

The Audit Committee held five (5) meetings during Fiscal 2012.

Management is responsible for our financial reporting process including its system of internal controls and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. As appropriate, the Audit Committee reviews and evaluates, and discusses with our management and our independent registered public accounting firm, the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of our financial statements;
- the independent registered public accounting firm's review of our unaudited interim financial statements;
- our financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;
- our management's selection, application and disclosure of critical accounting policies;
- changes in our accounting practices, principles, controls or methodologies;
- significant developments or changes in accounting rules applicable to us; and
- the adequacy of our internal controls and accounting and financial personnel.

The Audit Committee reviewed and discussed with our management our audited financial statements for the year ended June 30, 2012. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards No. 61, titled Communication with Audit Committees, with our independent registered public accounting firm. These standards require our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the audit committee concerning independence, as currently in effect, and has considered whether the provision of non-audit services by the independent registered public accounting firm to us is compatible with maintaining the auditor's independence and has discussed with the auditors the auditors' independence.

Based on our discussions with management and our independent registered public accounting firm, and our review of the representations and information provided by our management and our independent registered public accounting firm, the Audit Committee recommended to our board that the audited financial statements be included in our annual report on Form 10-K for the year ended June 30, 2012.

By the Audit Committee of the Board of Directors of
Senesco Technologies, Inc.
John N. Braca, Chairman
Rudolf Stalder
David Rector

The above Audit Committee report is not deemed to be "soliciting material," is not "filed" with the SEC and is not incorporated by reference in any filings including Form S-3 that we file with the SEC.

STOCKHOLDERS' PROPOSALS

Stockholders may submit proposals on matters appropriate for stockholder action at annual meetings in accordance with the rules and regulations adopted by the Securities and Exchange Commission. Any proposal that an eligible stockholder wishes to submit for inclusion in our proxy statement must advise our Secretary of such proposals in writing by August 6, 2013. Such proposal will be included if it complies with Securities and Exchange Commission rules regarding inclusion of proposals in proxy statements.

Stockholders who intend to submit a proposal at such meeting without inclusion in our proxy statement must advise our Secretary of such proposals in writing by September 20, 2013.

If we do not receive notice of a stockholder proposal within the timeframes set forth above, our management will use its discretionary authority to vote the shares they represent, as our board of directors may recommend. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these requirements.

FINANCIAL INFORMATION

Financial and other information concerning our company is contained in our Annual Report for the fiscal year ended June 30, 2012, which has been mailed to you along with this proxy statement. This proxy statement and our June 30, 2012 Annual Report are also available at https://materials.proxyvote.com/817208.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one (1) copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or phone number: Senesco Technologies, Inc., 721 Route 202/206, Suite 130, Bridgewater, NJ, 08807 (908) 864-4444. If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one (1) copy for your household, you should contact your bank, broker, or other nominee record holders, or you may contact us at the above address and phone number.

OTHER MATTERS

Our board is not aware of any matter to be presented for action at the Meeting other than the matters referred to above and does not intend to bring any other matters before the Meeting. However, if other matters should come before the Meeting, it is intended that holders of the proxies will vote thereon in their discretion.

GENERAL

The accompanying proxy is solicited by and on behalf of our board, whose notice of meeting is attached to this proxy statement, and the entire cost of such solicitation will be borne by us. Our officers and selected employees may solicit proxies from stockholders. In addition to the use of the mails, proxies may be solicited by personal interview, telephone and telegram by our directors, officers and other employees who will not be specially compensated for these services. We will also request that brokers, nominees, custodians and other fiduciaries forward soliciting materials to the beneficial owners of shares held of record by such brokers, nominees, custodians and other fiduciaries. We will reimburse such persons for their reasonable expenses in connection therewith

Certain information contained in this proxy statement relating to the occupations and security holdings of our directors and officers is based upon information received from the individual directors and officers.

WE WILL FURNISH, WITHOUT CHARGE, A COPY OF OUR REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2012, INCLUDING FINANCIAL STATEMENTS AND SCHEDULES THERETO, BUT NOT INCLUDING EXHIBITS, TO EACH OF OUR STOCKHOLDERS OF RECORD ON FEBRUARY 12, 2013 AND TO EACH BENEFICIAL STOCKHOLDER ON THAT DATE UPON WRITTEN REQUEST MADE TO OUR SECRETARY. A REASONABLE FEE WILL BE CHARGED FOR COPIES OF REQUESTED EXHIBITS.

PLEASE DATE, SIGN AND RETURN THE PROXY CARD AT YOUR EARLIEST CONVENIENCE IN THE ENCLOSED RETURN ENVELOPE OR VOTE VIA TELEPHONE OR THE INTERNET. A PROMPT RETURN OF YOUR PROXY CARD WILL BE APPRECIATED AS IT WILL SAVE THE EXPENSE OF FURTHER MAILINGS.

By Order of the Board of Directors

/s/ Joel Brooks

Joel Brooks
Secretary

Bridgewater, New Jersey
February 26, 2013

Appendix A

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SENESCO TECHNOLOGIES, INC.

Pursuant to Sections 228 and 242
of the
Delaware General Corporation Law

Senesco Technologies, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL");

DOES HEREBY CERTIFY THAT:

FIRST: The name of the corporation (hereinafter, the "Corporation") is:

Senesco Technologies, Inc.

SECOND: The Amended and Restated Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on January 22, 2007 (the "Restated Certificate"), a Certificate of Amendment of the Restated Certificate was filed with the office of the Secretary of State of Delaware on each of December 13, 2007, September 22, 2009, May 25, 2010 and December 22, 2011 and two Certificates of Designations were filed with the office of the Secretary of State of Delaware on March 31, 2010 (the "Amendment" together with the Restated Certificate, the "Charter").

THIRD: The Charter is hereby amended as follows:

(a) The first paragraph of Article FOURTH of the Charter is hereby deleted in its entirety and replaced by the following:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Hundred -Five Million (505,000,000) shares. The Corporation is authorized to issue two classes of stock designated "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock authorized to be issued by the Corporation is Five Hundred Million (500,000,000), each such share of Common Stock having a $0.01 par value. The total number of shares of Preferred Stock authorized to be issued by the Corporation is Five Million (5,000,000), each such share of Preferred Stock having a $0.01 par value.

"Effective as of the close of business on the day that the Certificate of Amendment which contains this provision shall be effective with the Office of the Secretary of State of the State of Delaware (the "Effective Time"), each 100 shares of Common Stock issued and outstanding at such time ("Existing Common Stock") shall be and hereby are automatically reclassified and changed into one share of Common Stock ("New Common Stock"), provided that no fractional shares of New Common Stock shall be issued, and in lieu of a fractional share of New Common Stock to which any holder is entitled, such holder shall receive a cash payment in an amount to be determined by multiplying the fractional share by the fair market value of a share of New Common Stock at the Effective Time (the "Reverse

Split"). Shares of Common Stock that were outstanding prior to the Effective Time, and that are not outstanding after and as a result of the Reverse Split, shall resume the status of authorized but unissued shares of Common Stock.

"From and after the Effective Time, the term "New Common Stock" as used in this Article IV shall mean Common Stock as provided in this Amended and Restated Certificate of Incorporation. The par value of the New Common Stock shall be $0.01 per share."

FOURTH: That the foregoing amendments have been duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

FIFTH: This Certificate of Amendment shall be deemed effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been duly executed by the undersigned officer of the Corporation this [__] day of [___], 2013.

SENESCO TECHNOLOGIES, INC.

By: /s/ Joel Brooks
Name: Joel Brooks
Title: Chief Financial Officer, Treasurer and Secretary